# 2003
# Annual Report to Shareholders



Northern Trust

NORTHERN TRUST Corporation is a leading provider of investment management, asset and fund administration, fiduciary and banking solutions for corporations, institutions and affluent individuals worldwide. Northern Trust, a multibank holding company based in Chicago, has a growing network of offices in 15 U.S. states and has international offices in six countries.

As of December 31, 2003, Northern Trust had assets under administration of $2.2 trillion, assets under investment management of $478.6 billion and banking assets of $41 billion. Northern Trust, founded in 1889, has earned distinction as an industry leader in combining high-touch service and expertise with innovative products and technology. For more information, visit www.northerntrust.com.

# Consolidated Financial Highlights

| | 2003 | 2002 | PERCENT CHANGE |
|---|---|---|---|
| **FOR THE YEAR ($ IN MILLIONS)** | | | |
| Net Income | **$ 404.8** | $ 447.1 | **(9.4)%** |
| Net Income Applicable to Common Stock | **404.1** | 444.9 | **(9.2)** |
| Dividends Declared on Common Stock | **154.2** | 150.4 | **2.5** |
| **PER COMMON SHARE** | | | |
| Net Income — Basic | **$ 1.84** | $ 2.02 | **(8.9)%** |
| — Diluted | **1.80** | 1.97 | **(8.6)** |
| Dividends Declared | **.70** | .68 | **2.9** |
| Book Value — End of Period | **13.88** | 13.04 | **6.4** |
| Market Price — End of Period | **46.28** | 35.05 | **32.0** |
| **AVERAGES ($ IN MILLIONS)** | | | |
| Total Assets | **$ 39,115.2** | $ 37,596.7 | **4.0 %** |
| Total Earning Assets | **34,788.2** | 33,622.0 | **3.5** |
| Securities | **8,438.9** | 7,202.2 | **17.2** |
| Loans and Leases | **17,506.9** | 17,614.2 | **(.6)** |
| Deposits | **24,281.7** | 23,349.4 | **4.0** |
| Stockholders' Equity | **2,975.7** | 2,866.8 | **3.8** |
| Common Stockholders' Equity | **2,927.3** | 2,746.8 | **6.6** |
| **AT YEAR-END ($ IN MILLIONS)** | | | |
| Total Assets | **$ 41,450.2** | $ 39,478.2 | **5.0 %** |
| Total Earning Assets | **36,850.2** | 33,989.9 | **8.4** |
| Securities | **9,471.3** | 6,593.9 | **43.6** |
| Loans and Leases | **17,813.8** | 18,063.7 | **(1.4)** |
| Reserve for Credit Losses Assigned to Loans | **149.2** | 161.1 | **(7.4)** |
| Deposits | **26,270.0** | 26,062.1 | **.8** |
| Stockholders' Equity | **3,055.3** | 2,999.8 | **1.9** |
| Common Stockholders' Equity | **3,055.3** | 2,879.8 | **6.1** |
| **RATIOS** | | | |
| Return on Average Assets | **1.04%** | 1.19% | |
| Return on Average Common Equity | **13.81** | 16.20 | |
| Productivity Ratio | **147** | 156 | |
| Tier 1 Capital to Risk-adjusted Assets | **11.06** | 11.13 | |
| Total Capital to Risk-adjusted Assets | **13.96** | 14.13 | |
| Leverage Ratio | **7.55** | 7.76 | |
| **AT YEAR-END ($ IN BILLIONS)** | | | |
| Total Managed Trust Assets | **$ 478.6** | $ 302.5 | **58.2 %** |
| Total Trust Assets Under Administration | **2,155.1** | 1,503.6 | **43.3** |

# Table of Contents

# Management's Letter to Shareholders

NORTHERN TRUST FACED significant challenges as 2003 began, with a continuing downturn in global equity markets and the U.S. economy still struggling. But even this sort of climate presents opportunities for an organization whose clearly defined, consistently executed strategy centers on clients. We used 2003 to sharpen both our strategic focus and our client service model, to make targeted investments in capabilities, markets and facilities and to assure our clients of our unwavering commitment to meeting their needs. By the fourth quarter, we were able to report a 35 percent increase over the prior year in both net income and earnings per share, as the economy gained strength and markets improved dramatically. We are pleased with the momentum we have established as we enter 2004.

For the full year 2003, Northern Trust reported net income per share of $1.80, compared with $1.97 reported in 2002. Net income was $404.8 million, compared with $447.1 million earned last year. This resulted in a return on average common equity of 13.8 percent.

Trust assets under administration rose 43 percent to a record $2.2 trillion, and assets under management increased 58 percent to a record $478.6 billion at year end. Managed assets at year-end 2003 included $75 billion in index assets acquired earlier in the year from Deutsche Bank AG. After three consecutive years of decline, equity markets rebounded in the second half of the year with the S&P increasing 26.4 percent for the year.

Total revenue from continuing operations was $2.14 billion, up 1 percent from the previous year. Credit quality as of year end was strong, with net chargeoffs for the year totaling $13.8 million.

In June 2003, we announced a number of steps to reduce expenses, improve efficiencies and position the company for profitable growth—resulting in a reduction to Northern Trust's expense base by $75 million annually over the following 12 months. As of January 2004, we had completed almost 90 percent of the total annual target of $75 million and will complete the remaining amount by June 2004. Throughout the Corporation, we aggressively manage expenses while maintaining an exceptional level of client service. Careful expense management allows us to focus resources in growth areas where Northern Trust has a leadership position and a clear competitive advantage.

The Corporation declared a quarterly cash dividend of 19 cents per share, marking the 107th year of consecutive dividends paid.

The price of Northern Trust Corporation stock increased 32 percent in 2003 from $35.05 at year-end 2002 to $46.28 at the end of 2003. Northern Trust stock's compound annual growth rate for the 10-year period ending December 31, 2003, was 16.7 percent, compared with 13.6 percent for the KBW50 Bank Index and 9.1 percent for the S&P 500. The Management Discussion and Analysis beginning on page 29 includes more detailed financial results.

### A VALUED BRAND

Amid the many challenges and changes that occurred last year, Northern Trust's focused business strategy remained constant. Northern Trust is a leading provider of global financial solutions for the investment management, asset and fund administration, fiduciary and banking needs of corporations, institutions and affluent individuals. Our primary focus is on the administration, custody



William A. Osborn

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

*We at Northern Trust look forward with the confidence that we are well positioned for continued success in the year ahead.*

and management of clients' assets in two specific markets—affluent individuals and institutions. These services are delivered to private clients through our Personal Financial Services (PFS) business unit and to institutional and corporate clients through Corporate and Institutional Services (C&IS). These businesses are supported by our world-class investment organization, Northern Trust Global Investments (NTGI), and a leading-edge technology unit, Worldwide Operations and Technology (WWOT).

Since opening for business in 1889, Northern Trust has delivered high-touch trust, asset management and private banking services to affluent individuals and families and has done so under the same brand name—a significant accomplishment in this era of mergers and acquisitions. PFS serves private banking and personal trust clients through our national network of 82 distinctive offices in 15 states. In 2003, Northern Trust opened offices in New York City and Stamford, Connecticut, and in Atlanta, Georgia, with the acquisition of Legacy South, Inc., a private wealth management firm. Plans call for continuation of expansion on the East Coast with the opening of an office in Boston, Massachusetts, in 2004, as we extend Northern Trust's reach as the "Wealth Specialist" that can most effectively meet the complex needs of high-net-worth clients. When the Boston office is opened, Northern Trust will have a presence in 16 states and will have reached the goal of being within close proximity to 40 percent to 45 percent of the nation's millionaire population. No other provider has this kind of reach in attractive, affluent growth markets.

Amid the many challenges and changes that occurred last year, Northern Trust's focused business strategy remained constant.

Northern Trust, which already enjoys a strong market reputation, intends to continue to grow our PFS business by offering clients in both existing and new markets a broad spectrum of sophisticated services delivered by respected, experienced professionals. Through three PFS segments—Private Banking and Personal Trust, Wealth Advisory Services, and Wealth Management—Northern Trust has the ability to reach a full range of clients.

C&IS has achieved a top-tier position in the industry by serving selected markets worldwide through a strong team of professionals who create value for clients by offering innovative financial, credit and investment solutions for their complex needs. In 2003, C&IS added record new business, grew market share and expanded into additional markets. C&IS serves public and private retirement plans, foundations, endowments, insurance companies, global fund managers and other asset pools, such as governmental entities. C&IS, which contributes approximately one-half of the Corporation's revenues, provides asset servicing, fund administration, investment management and advisory services to institutional investors worldwide.

Northern Trust is one of the top 10 custodians worldwide in terms of assets under custody. Of a total of nearly $2 trillion in assets under administration in C&IS at year end, global custody assets accounted for $751 billion. Over the last decade, global custody assets grew at a compound annual rate of 31 percent.

C&IS has a strong foundation of global growth with clients in 38 countries and services offered in 100 markets. We have experienced



*In addition to William Osborn, the Management Committee members are (front row, from left) Steven L. Fradkin, Timothy P. Moen, Terence J. Toth, Frederick H. Waddell, Kelly R. Welsh and (back row, from left) Perry R. Pero, Alison A. Winter, William L. Morrison and Timothy J. Theriault.*

especially strong growth in Europe and the Asia-Pacific region. Our international business is now one of Northern Trust's fastest-growing areas, and we have a demonstrated track record for success in this arena.

NTGI is a world-class diversified asset manager with $478.6 billion under management at year-end 2003, an increase of 58 percent over the previous year, including $75 billion in index assets acquired in 2003. This allows NTGI to offer clients a full range of leading global index products and brings Northern Trust significantly greater scale and additional capabilities.

To grow its business, NTGI continues to focus on five keys to success: investments, branding, product management, distribution and client service.

In April 2003, Northern Trust expanded its international presence by opening an office in Tokyo. This is an important part of Northern Trust's plan to further develop as a global investment firm. Since the opening, NTGI has been awarded several significant mandates for passive management from some of the most prominent institutions in Japan, including the Government Pension Investment Fund. Seeking to expand outside the U.S., NTGI has established joint ventures and other relationships with major European financial organizations, such as Helaba Invest KAG in Germany, Mediolanum in Italy, Groupama in France and Scottish Equitable in Scotland.

Through an integrated, single-technology platform, WWOT effectively supports PFS, C&IS and NTGI with creative solutions for the complex needs of both institutional and individual clients worldwide. Northern Trust is committed to remaining a technology leader. In 2003, industry publication *ComputerWorld* recognized Northern Trust as one of the Best Places to Work in Information Technology. Going forward, WWOT will continue to work to increase productivity, decrease cost and risk while expanding Northern Trust's business continuity efforts. Our business continuity planning allows the company to anticipate events that could affect critical functions and to develop plans to respond quickly and effectively to events such as earthquakes and power outages. To support business continuity efforts, in 2003 Northern Trust opened a data center in the western suburbs of Chicago. This permanent workspace allows some of Northern Trust's mission-critical functions, such as wire transfer and securities processing, to be done dually at our Canal operations center and at the west suburban site.

In 2003, Northern Trust's Passport products continued to be well received as WWOT partnered with the business units to enhance and refine this suite of online financial services for institutional and personal clients and internal partners.

### NORTHERN TRUST'S REPUTATION

Although the financial services industry is highly dependent on technology, financial institutions are ultimately judged by the traditional fundamentals of good reputation and trust. This has never been more true than during the past year that saw an unprecedented number of corporate scandals. In this unsettled atmosphere, we were pleased to have been recognized by a number of independent sources as both a safe and ethical company—qualities that we have emphasized throughout our history.

In October 2003, *Global Finance* magazine named Northern Trust one of the World's Safest Banks. *Crain's Chicago Business* selected Northern Trust as one of Chicago's "icons," citing a legacy of "loyalty to the organization's historically conservative principles and the culture of caring, charitable giving and civic participation..." An article in *U.S. Banker* entitled "Character is Foundation of Firm's Reputation" states that Northern Trust Corporation received the highest reputation rating in a survey of 600 executives and financial analysts. And for the third consecutive year, Northern Trust was named one of the 100 Best Corporate Citizens by *Business Ethics* magazine.

### A TRADITION OF SERVICE

When economic conditions are unfavorable, as they were last year, it is especially important that organizations continue to actively support the communities they serve. In 2003, Northern Trust's charitable giving was more than $9.5 million in cash contributions; we donate approximately 1.5 percent of pre-tax profits to charities each year. One important aspect of our giving relates to the United Way/Crusade of Mercy. Approximately 76 percent of the Chicago-area staff contributed a total of $1.5 million, and the Corporation's contribution was $750,000—bringing the total to $2.3 million, which was donated to agencies serving more than 2 million people in the Chicago area.

Northern Trust's community support is not only financial. Equally important is the time and energy Northern Trust partners across the organization devote to a wide range of volunteer activities. Volunteerism is an integral part of Northern Trust's culture, and last year, our partners worldwide volunteered more than 180,000 hours to community service.

Through a number of lending and community reinvestment programs, Northern Trust strengthens communities where we do business. The Northern Trust Company has maintained an "outstanding" Community Reinvestment Act rating from the Federal Reserve Bank of Chicago for the last four years.

### MANAGEMENT CHANGES

Stephen B. Timbers, Vice Chairman and President of Northern Trust Global Investments (NTGI) and a member of the Management Committee, retired in February 2004. Steve joined Northern Trust in 1998 and, since that time, has introduced successful strategies that have led to NTGI becoming a premier asset management company. Terence J. Toth, Executive Vice President and Global Head of Northern Trust Quantitative Management, Securities Lending, Transition Management and Commission Recapture, was named President of NTGI and became a member of the Management Committee. Terry joined Northern Trust in 1982.

In November 2003, Mark Stevens, Vice Chairman, retired after 24 years with the company. At the time of his retirement, he was responsible for coordinating strategic corporate expansion activities.

Also in January 2004, Steven L. Fradkin, Executive Vice President and Head of Northern Trust's Finance Group, was named Chief Financial Officer (CFO) of the Corporation and became a member of the Management Committee. The CFO position previously was held by Vice Chairman Perry R. Pero, who will continue as Vice Chairman and as a member of the Management Committee. Peter L. Rossiter, Executive Vice President, previously Northern Trust's General Counsel and most recently head of the Corporate Risk Management area, left Northern Trust in February 2004 to return to the practice of law. Perry has added Peter Rossiter's responsibilities to his current responsibilities as Chairman of the Asset and Liability Policy Committee and head of credit risk management.

We are fortunate to have worked with such talented professionals and thank them for their contributions to Northern Trust's success. We are equally fortunate to have an outstanding team of seasoned professionals, who in their new positions will contribute importantly to Northern Trust's continued success.

### ACKNOWLEDGEMENTS

I would be remiss if I did not acknowledge the exceptional efforts of Northern Trust people across the Corporation who worked in partnership to meet the many challenges of a difficult year. They were called upon to embrace some major changes while at the same time maintaining the highest standard of service to our clients. They met the challenges, and I thank each of them for their extraordinary performance.

To each of our Directors, I want to express gratitude for the time, effort and wise counsel they bring to the important mission of corporate governance.

On behalf of the entire Corporation, I thank our loyal clients and shareholders for their continued support and belief in our organization.

As equity markets stabilize and the economy strengthens, we at Northern Trust look forward with the confidence that we are well positioned for continued success in the year ahead.

WILLIAM A. OSBORN
*Chairman and Chief Executive Officer*
*February 17, 2004*

# Personal Financial Services

MISSION: DELIVERING HIGH-TOUCH TRUST, INVESTMENT MANAGEMENT, FINANCIAL CONSULTING AND BANKING SERVICES TO AFFLUENT INDIVIDUALS AND FAMILIES IN TARGETED MARKETS.

INTEGRITY. COMMITMENT. TRUST. In our 115-year history, Northern Trust has never wavered from these deeply rooted principles. Our reputation for excellence, high-touch client service, professional expertise and innovative products and services is the hallmark of Northern Trust's Personal Financial Services (PFS) business unit, a leading provider of private banking, personal trust, custody and investment management services for affluent individuals, families and family offices. Trusted, experienced professionals strive to exceed client expectations with a personalized, consultative approach to financial management and client care. The unparalleled, high-touch service we provide, coupled with comprehensive financial solutions, truly distinguishes us in the financial services marketplace.

At year-end 2003, PFS' trust assets under administration were $195 billion, compared with $156.7 billion a year earlier, and managed assets were $104.3 billion. Personal trust fees were $599 million, compared with $608 million in 2002. Despite 2003's economic and political uncertainties and fluctuating equity markets, PFS trust assets grew as a result of new business and market expansion. Given our sharp focus on serving the affluent market, we are well positioned to generate more significant growth as economic conditions continue to improve.

With 82 offices in 15 states, Northern Trust is one of the largest providers of integrated financial services for the personal high-net-worth market in the United States. We serve households with at least $1 million of investable assets and have offices strategically located within a 30-minute drive of approximately 40 percent of the nation's millionaire population, including corporate executives, professionals, retirees, entrepreneurs and business owners. Over the past 10 years, PFS revenue has grown from just under $400 million to nearly $1.2 billion annually. To continue building on this success, our strategy is to expand into key markets with compelling demographics that will generate new opportunities and that will enable us to extend the unique delivery of our renowned service model on a decentralized basis through local offices. Today's projected affluent and intergenerational wealth transfer growth rates reinforce that a consistent and focused growth strategy targeted to this market is appropriate. According to a 2003 world wealth report by Merrill Lynch/Cap Gemini Ernst and Young, high-net-worth wealth is expected to grow an average 7 percent a year, reaching approximately $38 trillion by 2007. In addition, a Boston College study estimates that over the next 20 years, intergenerational wealth transfer in the U.S. will exceed $12 trillion. These rising affluent profiles will increase demand for the types of trust and



*Northern Trust further expanded its private client and wealth management networks with the successful launch of a new office in New York City—serving the affluent and ultra-wealthy clients in the Northeastern corridor, where the greatest number of high-net-worth individuals in the U.S. resides. The team overseeing this region includes (from left) Jeff Kauffman, President/Northern Trust Bank—Greater New York, Alison Winter, President/Personal Financial Services—Northeast, and Tom Smith, Managing Director/Wealth Management—Northeast.*

investment services that PFS provides, including financial planning, estate planning and asset management. Other trends that should generate growth in our business include financial industry consolidation, as well as people's increasing desire for privacy, security, business ethics and integrity. Northern Trust's long-standing reputation of integrity and high ethical standards has attracted clients to us. We also continue to gain new business from loyal clients who add services and recommend us to others. In fact, a recent client survey, conducted by an external market research firm, found that 70 percent of our PFS clients have recommended us to others.

...unconditional client commitment, unmatched capabilities and uncompromising character continue to distinguish us as a leader...

### UNMATCHED NATIONAL OFFICE NETWORK

In 2003, Northern Trust made significant progress in the implementation of our national strategy and generated new business growth both by expanding in current locations and by entering new, lucrative markets—further reinforcing that our affluent market reach and national office network remain unmatched. PFS entered the Atlanta market in April 2003 with the acquisition of the wealth management firm Legacy South, Inc., and we established a strong foothold in the Northeast corridor—where the greatest number of high-net-worth individuals in the U.S. resides—with the July opening of our New York City office. Following the successful Manhattan office launch was the December 2003 opening of the Stamford, Connecticut, office—marking Northern Trust's personal financial services entry into its 15th state. In 2004, we plan to open a Boston office. The combination of the New York City and Stamford locations, together with the prospective Boston location, will enable Northern Trust to establish an effective presence and a broader geographic reach for its full spectrum of innovative products and services in the ultra-wealthy Northeast region.

PFS also continued to invest in private client offices in existing markets by expanding, renovating and relocating offices to help increase local exposure. Such developments occurred in 2003 in seven locations, including Park Ridge and Highland Park, Illinois; Grosse Pointe, Michigan; Austin, Texas; Tucson, Arizona; and Aventura and Boca Raton, Florida. We closed or sold five offices that were not aligned with our strategic focus—ensuring that we more effectively and efficiently leverage operations, avoid redundancies and best maximize resources in local markets.

Within a span of six years ending in 2003, Northern Trust has nearly tripled the number of states within which we do business, with locations offering convenient access to affluent households. Because of our consistent strategic focus and competitive advantage, we are well positioned for future growth through the expansion of existing relationships and by capturing untapped potential in our current franchise geography. In addition, we continue to build our personal financial advisory service, which generates new business across the entire product spectrum, and to work closely with Northern Trust Global Investments in developing broader investment capabilities in order to provide clients with a more diversified set of investment solutions to meet their unique financial needs.

PFS' ability to deliver comprehensive financial solutions and our high-touch client care are complemented by Northern Trust Private Passport®, a highly customized, secure online service that allows clients 24-hour access to a complete suite of financial information, transaction and account aggregation services. Passport*folio*℠, accessed via Private Passport, is a specialized aggregation service that allows clients to view their non-Northern Trust online accounts.

### WEALTH MANAGEMENT

The Wealth Management Group, an industry leader in the ultra high-net-worth market, is a specialized PFS segment that provides comprehensive financial solutions to successful individuals and families worldwide who generally have more than $75 million in investable assets, who implement investment programs using multiple money managers and who often employ a family office. In 2003, assets under administration were $85 billion, compared with $65 billion in 2002, and assets under management totaled $17 billion, compared with $14.4 billion a year earlier.

Currently, Northern Trust has relationships with approximately 20 percent of the *Forbes 400* group of families and serves 275 families in 49 states and nine countries. Wealth Management's specialized services include asset management, investment consulting, global custody, trust, fiduciary and private banking. The specialized services are complemented by Family Passport®, an Internet-based product that helps clients and their family offices effectively manage their finances. In July 2003, Wealth Management opened a new office in the New York City location —marking the first time the group has established an office outside Chicago. The group's physical presence will greatly enhance its ability to grow ultra-wealthy market share in the populated Northeast corridor.

Also serving the ultra-wealthy market is our Wealth Advisory Services group, which delivers specialized, consultative global custody, investment management and performance reporting solutions and fiduciary services. Continued development of our Wealth Management and Wealth Advisory Services groups will be a strong PFS emphasis as we continue to target this most important segment of our market.

### UNIQUE PHILANTHROPY AND EVENTS

Northern Trust's local and strategic philanthropic activities and client-tailored events also have become a trademark of our unique client service. They are key components of our business growth and relationship management strategies, as they generate strong community ties, attract new clients and nurture existing relationships. Many successful events were held in 2003 across our offices nationally, including educational and financial seminars, cultural events, prominent speakers and the special women-oriented Vision*Keepers*' Forum.

### CARE AND CONFIDENCE

Northern Trust's unconditional client commitment, unmatched capabilities and uncompromising character continue to distinguish us as a leader in our industry. Consistent and focused growth strategies have proved highly successful, and we will continue to provide integrated financial services through attractive offices in local markets that contain high concentrations of affluent households. We will continue to expand our array of products and capabilities as clients' needs evolve and to leverage our strengths to create competitive advantage through which we should be able to sustain a high level of profitable growth. At Northern Trust, we go beyond financial management by nurturing deep relationships and by adhering to principles that endure.

# Corporate and Institutional Services

MISSION: DELIVERING SUPERIOR ASSET SERVICING, FUND ADMINISTRATION, INVESTMENT MANAGEMENT AND ADVISORY SERVICES TO CORPORATIONS AND INSTITUTIONS WORLDWIDE, WITH INNOVATIVE TECHNOLOGY AND A STRONG EMPHASIS ON RELATIONSHIPS.

WITH A LONG HISTORY OF integrity and service excellence, Northern Trust's Corporate and Institutional Services (C&IS) business unit has grown to be a global leader that provides clients with a full range of sophisticated, value-added financial services to effectively manage their complex and changing needs. Spanning approximately 100 markets and serving clients in 38 countries, C&IS has established a strong global network anchored by our unparalleled client focus, professional experience, world-class technology and leading-edge products and services.

Through our successful global network, we support corporate and public entity retirement funds, Taft-Hartley funds, foundations and endowments, government funds, financial institutions, insurance companies, fund managers and multinational corporations. Globally, we deliver integrated and customized investment management, asset servicing and fund administration, with support services in treasury management and credit.

Northern Trust is one of the top 10 custodians worldwide for assets under custody, and the scope and scale of our growing global presence has translated into an established market presence in the United States, Canada, U.K., Europe and the Asia-Pacific region. In 2003, C&IS' focused growth strategy, strong global market position and new business helped drive our expansion. In 2003, C&IS reported nearly $2 trillion in total trust assets under administration, with $374.3 billion under management, and we achieved record global custody assets of $751 billion. Our worldwide client base has increased over the years, with assets under custody from these clients growing 59 percent, compared with 2002.

Despite a competitive environment in 2003, C&IS gained strong momentum in new business growth from a number of new client relationships and from current clients adding more services. Several factors also helped drive growth in the U.S. and abroad, including financial industry consolidation and the long-term trends in privatization of pension funding, cross-border investment strategies, use of multiple investment managers and outsourcing. In addition, our reputation for security, ethics and integrity has attracted new clients who want to partner with a trustworthy, stable organization.

### ESTABLISHED AND STRONG GLOBAL PRESENCE

C&IS' success in generating new and expanded business relationships in 2003 reinforces that our focused strategies in select markets give us the competitive edge in the U.S. and abroad. Our international group continues to be an area of



*Northern Trust's international group has experienced strong business growth in the European markets. Northern Trust provides Varma Mutual Pension Insurance Company, the largest private sector pension insurer in Finland, with a range of services, including global custody, financial accounting and securities lending. Standing outside Varma's Helsinki headquarters are (from left) Northern Trust's Vice President Peter Cole; Varma's Päivi Kalapuro, Head of Back Office; Northern Trust's Senior Vice President Lesley Hodgson; Varma's Petri Kuusisto, Director of Investments; and Northern Trust's Vice President Anne Lise Winge.*

intense focus, with further business penetration in the Asia-Pacific, U.K. and European markets. For the fourth consecutive year, Northern Trust was named Custodian of the Year for 2003 by the U.K. publication *Professional Pensions*. In 2003, we also were named the top overall custodian for North America by the R&M global custody survey.

In the U.K., Northern Trust serves 18 percent of the top 200 pension plans and serves 25 percent of the local authority market. We plan to open a Luxembourg office in 2004 to capture growth opportunities and to expand our capabilities in serving the fund managers and large multinational segments. In 2003, we added a number of new international clients, including AMF Pension, one of Sweden's largest pension insurance companies, for which we provide global custody and securities lending. We also welcomed Alecta, the largest manager of pension assets in the Nordic region, for which we provide a range of services, including global custody and securities lending. C&IS remains well positioned in the Asia-Pacific region through our offices and strategic initiatives, such as our cooperation agreement with the Bank of Communications in China, which enables us to gain insight into this financial services market and build name awareness.

> ...a strong global network anchored by our client focus, professional experience, world-class technology and leading-edge products and services...

Our U.S. expansion continued to gain significant momentum in 2003, with solid new business growth both from new and expanding client relationships in our focused, high-growth segments. Currently, Northern Trust serves 30 percent of the 200 largest pension funds in the U.S. The large corporate segment generated many expanded and new client relationships in 2003, including Harris Corporation, a Melbourne, Florida-based international communications equipment company. We continue to strengthen and add to the public funds and Taft-Hartley client base. Additions in 2003 include the State of New Mexico, for which we provide services that include global custody, risk and investment management. Northern Trust currently serves 22 percent of the top 100 U.S. public funds and 20 percent of the top U.S. Taft-Hartley plans. C&IS' foundations and endowments segment also saw continued new business growth. Among the new clients we welcomed in 2003 is The Edna McConnell Clark Foundation. Northern Trust serves foundations and endowments clients worldwide and works closely with 28 percent of the top 50 U.S. foundations and 20 percent of the top 50 U.S. endowments.

As part of Northern Trust's long-term strategy to focus resources on core businesses for profitable growth, Northern Trust and Hewitt Associates in 2003 formed a preferred provider relationship for retirement services. The arrangement includes Hewitt's acquisition of Northern Trust Retirement Consulting, L.L.C., assets and encompasses the companies collaborating as preferred providers in each firm's core area of expertise—Hewitt's human resources consulting services and Northern Trust's trustee, custody and pension payroll services.

### WORLD-CLASS TECHNOLOGY

C&IS' experienced professionals and unrivaled consultative approach to client service are supported by our leadership as an innovator in Internet-based client products and services. Working with our clients to understand their evolving needs, we translate our knowledge into product innovation and development. In 2003, Northern Trust introduced many new and enhanced capabilities for corporate and institutional clients, including an enhanced trade services capability for back-office outsourcing, the improved Trade Execution Analysis monitoring tool, a new electronic payment and check conversion service, and the new Northern Trust Benefit Payments Passport®, an Internet-based tool that enables plan sponsors to easily manage participant information. In addition, Northern Trust developed and implemented the industry's first cross-border pension pooling structure for multinationals, which can provide more effective control of risk, greater operational efficiency and reduced cost.

We deepen our client relationships by leveraging our portal capabilities, such as Northern Trust Global Investor Passport®, which continues to be a dynamic tool for corporate and institutional clients. Global Investor Passport combines our proprietary technology with high-touch service to keep clients informed of relevant news tied to their portfolios and to empower client decision making in order for them to manage risk effectively. Through Global Investor Passport, clients can generate reports, execute trades and access valuable information daily, while using state-of-the-art risk management, compliance monitoring and analytical tools. Northern Trust Event Analyst℠, the industry's only automated investment-monitoring tool, identifies market events and automatically notifies clients of an event's impact on a portfolio's market exposure and performance.

### UNWAVERING CLIENT COMMITMENT

C&IS adheres to the century-long principles that continue to guide our business. To maintain our high standards for service excellence and product innovation, we measure our performance through client surveys, focus groups and client advisory boards. The latest client satisfaction survey conducted by an outside firm showed that 97 percent of C&IS clients said that Northern Trust met or exceeded expectations. The outstanding client satisfaction results only reinforce how our strong client commitment and dedication to high-quality service distinguish us in the industry. This is a people business, and we are proud of our experienced and expert professionals who dedicate themselves to our clients' needs. Our proven global strategies position us well to serve the diverse financial needs of large corporate and institutional investors worldwide, to continue expanding our international and fund manager services in existing and selective new global markets, and to lead the industry in technological product advances and unparalleled client service.

# Northern Trust Global Investments

MISSION: PROVIDING WORLD-CLASS INVESTMENT MANAGEMENT PRODUCTS AND SERVICES TO PERSONAL AND INSTITUTIONAL CLIENTS WORLDWIDE.

NORTHERN TRUST GLOBAL INVESTMENTS (NTGI) is a global, multi-asset class investment manager serving personal and institutional clients worldwide. NTGI provides a full array of investment management products and also offers comprehensive portfolio services, including securities lending, securities brokerage, commission recapture and transition management, to help clients effectively manage their investment programs.

NTGI ranks as the 13th-largest worldwide asset manager, the seventh-largest institutional asset manager, the sixth-largest manager of tax-exempt assets and the third-largest institutional index manager. These rankings were adjusted from a previously published *Pensions and Investments* list to include the 2003 acquisition of Deutsche Bank AG's passive asset management business.

As one of the world's largest and most reputable diversified asset managers, NTGI adheres to a sharply focused strategy that contributed to our 2003 success. This strategy is based on five key initiatives: generating superior investment results, developing innovative investment products to anticipate and meet client needs, expanding distribution channels worldwide, promoting our reputable brand and supporting client relationships through high-touch, high-quality service.

Despite a fluctuating investment environment in 2003, NTGI's assets under management grew 58 percent to $478.6 billion from $302.5 billion a year earlier. Contributing to the asset growth were the 2003 acquisition of Deutsche Bank AG's passive asset management business, expansion in investment-driven distribution through outside channels and strong new business.

Since 1997, assets under management have grown at a compound annual rate of 16 percent, approximately seven times that of the S&P 500. Our mutual fund assets increased in 2003 to $46 billion, compared with $44.8 billion a year earlier. According to industry publication *FRC Monitor*, the Northern Funds family ranks as the sixth-largest bank-run mutual fund family.

Our manager-of-managers subsidiary, Northern Trust Global Advisors, Inc. (NTGA), in 2003 managed and advised assets of more than $17 billion, compared with $12.3 billion in 2002, for 499 clients. Its key products include partial and total investment program outsourcing, alternative investment programs, emerging and minority-owned manager programs, multi-advisor funds and a U.K.-based multi-manager fund.



*Since 1995, Northern Trust has expanded its relationship with Adobe Systems, a company providing world-leading digital imaging, design and document technology platforms for consumers, creative professionals and enterprise customers. The relationship has grown from treasury management to include credit and management of the company's balance sheet reserves overseas with an innovative, multi-currency fixed-income investment strategy. At Adobe's San Jose headquarters, (from left) Northern Trust's Vice Presidents Wayne Bowers, Steve Everett and John Brazzale meet with Adobe's Barbara Hill, Vice President and Treasurer, and Stuart Loan, Director of Cash and Investments, to discuss Adobe's growing global needs.*

Alternative investments—designed to provide lower correlation to the equity markets and greater diversification than traditional equity approaches—are an important asset class for investors. At year-end 2003, Northern Trust managed $550 million in hedge fund assets for personal and institutional clients, compared with $335 million a year earlier. Total investment program outsourcing continued to accelerate, as institutional clients increasingly seek to outsource various capabilities, including plan design, asset allocation, manager selection and monitoring and performance reporting.

....disciplined, client-focused strategy to provide clients with a complete range of products and investment capabilities...

### INCREASED GLOBAL POSITION, SCOPE AND SCALE

With our acquisition of the passive asset management business, we significantly increased our market position, breadth of global index products and global reach. In addition, the acquisition brought $64 billion in new assets and more than 130 new client relationships worldwide.

As a result of the acquisition, we moved from the seventh-largest to third-largest institutional index manager worldwide—giving us the scale and prominent global position that provide us with opportunities for future growth. In addition, we greatly expanded the breadth of global index products to include a full array of global passive and enhanced equity, as well as enhanced fixed-income products. In turn, the depth and breadth of our product line have created more cross-selling opportunities among our personal and institutional businesses to attract new investment management business and to further diversify client portfolios. The increased scope and scale of our passive asset management business also benefited our related securities lending business, which generated securities lending volumes approximately $5 billion higher prior to the larger index base.

The successful integration of the acquired global index business enabled us to expand our Chicago and London operations and to establish a presence in New York City and Tokyo. In April 2003, NTGI opened our first office in Japan, which reinforces our strategic plan to further develop in key growth markets. As a result of the Tokyo office opening, NTGI gained new business, including several significant mandates for passive management from some of the most prominent institutions in Japan. In July 2003, we collaborated with Personal Financial Services (PFS) and Corporate and Institutional Services (C&IS) and opened a Northern Trust office in New York City, which enables us to cost-efficiently leverage our investment management capabilities across businesses and expand our global presence.

### VALUE-ADDED PORTFOLIO SERVICES

In addition to the complete range of world-class investment programs, Northern Trust offers supporting portfolio services to clients, including transition management, securities lending and securities brokerage. Transition management continued to gain momentum in 2003. At an increasing pace, plan sponsors hire Northern Trust to act as an independent transition manager to move their assets between asset classes and among multiple investment managers. Northern Trust's position as a leading custodian and investment manager provides a market-leading platform to offer a premier transition service. The assets transitioned by NTGI rose in 2003 to nearly $27 billion for more than 414 clients.

Securities lending revenues in 2003 were $99.2 million, compared with $101 million in 2002. New client business and market appreciation positively impacted our securities lending revenues; however, this positive impact was offset by the current low interest rate environment, which contributed to the slight decline relative to 2002. Our securities lending volume increased 9 percent in 2003 as a result of the global index business integration. We maintain a strong reputation and global position in the securities lending industry. For the second year in a row, *FinanceAsia* magazine named Northern Trust as Best Securities Lending House. Also in 2003, *International Securities Finance* magazine named Northern Trust the top securities lender in both Europe and Asia.

Northern Trust Securities, Inc. (NTSI), Northern Trust's brokerage arm, offers a full array of brokerage products and services, including stocks, bonds and mutual funds, to Northern Trust's private and institutional clients. In 2003, NTSI continued to expand its personal and institutional brokerage capabilities with enhanced trading and transition management services and a competitive commission recapture program.

Cross-selling and investment-driven distribution initiatives continue to be strong drivers of our success in delivering NTGI's investment products and services in key, high-growth markets worldwide. NTGI actively cross-sells with PFS and C&IS to identify additional distribution opportunities within our existing personal and institutional client base. In turn, our cross-selling initiative enables PFS and C&IS to offer a more diversified investment portfolio and attract new business.

### EXPANDING AND STRENGTHENING GLOBAL DISTRIBUTION

In addition to serving our existing client base, NTGI strengthens the investment-driven distribution of our investment management products via multiple outside channels. Domestically, we continue to expand our distribution network through direct sales, wrap programs offered by major brokerages, relationships with mutual fund supermarkets and an extensive institutional consultant calling program. Globally, international distribution has been expanded significantly by our joint ventures, alliances and distribution arrangements with major financial entities in Europe and abroad, including Canada, Germany, Ireland, Japan, Scotland, the United Kingdom and the Cayman Islands. In Germany, NTGI manages more than $2 billion for Helaba, a main German bank, and in Italy, we have a more than $600 million mandate for Mediolanum, an Italian banking group, to manage four mutual funds. In 2003, Northern Trust formed an alliance with Groupama, France's largest mutual insurer, where we manage a $300 million U.S. equity fund.

NTGI's strong asset management base, diversified product array and prominent global presence achieved in 2003 are a testament to our disciplined, client-focused strategy to provide clients with a complete range of products and investment capabilities to effectively diversify their portfolios. Our reputation, integrity and high-touch client service, coupled with our talented team of expert professionals, give us a competitive edge in the marketplace. With that combination, we now have the unique platform to further grow our investment management business worldwide and raise it to a new level.

# Worldwide Operations and Technology

MISSION: CREATING AND DELIVERING INNOVATIVE PRODUCTS AND SERVICES THAT MEET CLIENT NEEDS AND STRENGTHEN CLIENT RELATIONSHIPS.

Northern Trust's worldwide operations and technology (WWOT) group supports the Personal Financial Services, Corporate and Institutional Services and Northern Trust Global Investments businesses and integrates robust technologies with our high-touch consultative approach, which further deepen client relationships and better serve clients' complex needs. With operations in North America, the United Kingdom, Europe and the Asia-Pacific region, our integrated, single-technology platform enables us to cost-efficiently leverage capabilities across businesses and to effectively perform seamless and timely processing of client transactions worldwide. State-of-the-art operations and technologies are backed by more than a century of experience in protecting clients' privacy and in safeguarding financial transactions through highly advanced, global security methods.

As an industry leader in security and preparedness, Northern Trust has always placed the highest priority on ensuring a safe and secure systems environment. We continuously assess systems, critical functions and disaster recovery processes to further develop and maintain global continuity plans, which are designed to effectively deal with events that might cause serious business interruption. Northern Trust continued to enhance its business continuity strategy in 2003 with the opening of a new, 65,000-square-foot data center in the western suburbs of Chicago. The data center mirrors all of the main hub's functions and serves as an alternate facility to execute business operations during an emergency.

Northern Trust actively participates in industry initiatives and remains at the forefront of developing technology-based products and services that improve financial services management. Our intense client focus drives our global business initiative to create cost-effective, highly customized products and services that strengthen our market position, help enhance business unit revenue capabilities and deliver great value to our clients and company.



*Northern Trust places a high priority on our systems and disaster recovery and business continuity strategies. Leading our corporate-wide initiatives and expert, professional WWOT team are Connie Lindsey, Senior Vice President and Deputy Business Unit Head, and (from left) Senior Vice Presidents Don Adamis and John Fowler. They stand in the new, state-of-the-art data center that opened in 2003 in the western suburbs of Chicago. The 65,000-square-foot center mirrors the main hub's functions and serves as an alternate facility to execute business operations in case of an emergency.*

## WORLD-CLASS INNOVATION

Our Internet site, www.northerntrust.com, provides a gateway to the Northern Trust Passport® suite of online financial services, which has seen a significant increase in enrollment and usage over the past few years, as more and more personal and institutional clients go online to access their portfolios and our customized services, including retirement, custody, foreign exchange and risk and performance. From one portal, clients can manage their assets anytime 24 hours a day, seven days a week and from any location via phone, wireless or the Internet.

> ...WWOT integrates robust technologies with our high-touch consultative approach, which further deepen client relationships and better serve clients' complex needs.

Northern Trust Private Passport® is our renowned Internet-based service for PFS clients that allows 24-hour access to a suite of highly personalized financial information, transaction and account aggregation services. Passport*folio*℠, accessed via Private Passport, allows clients to view their non-Northern Trust online accounts. A comprehensive tool for ultra-wealthy clients, Family Passport®, integrates Wealth Management services and helps clients and their family offices effectively manage their finances.

Northern Trust Global Investor Passport® continues to be a dynamic tool for corporate and institutional clients. Global Investor Passport combines Northern Trust's proprietary technology with high-touch service to keep clients informed of relevant news tied to their portfolios and to empower client decision making in order for them to manage risk effectively. Its industry-leading compliance monitoring system, Northern Trust Compliance Analyst®, allows clients to ensure adherence to risk and investment guidelines, and Northern Trust Event Analyst℠, the industry's only automated investment-monitoring tool, identifies market events and allows clients to see the impact on a portfolio's market exposure and performance.

Passport also includes our Internet-based Corporate Actions Delivery and Response (CDR) tool, which provides institutional clients and fund managers with a secure, streamlined method to efficiently receive, organize and respond to events that may affect their portfolios. In 2003, trade publication *Operations Management* recognized Northern Trust for Best Implementation of a New Back-Office System—acknowledging its industry impact for the creation of the CDR system, which replaced a manual approach to corporate actions processing. For plan sponsors and other institutional investors, the Northern Trust Fund Peek Through℠

tool allows clients to easily access detailed asset information about their mutual and commingled fund holdings.

As part of the ongoing focus on a high-quality online experience, Northern Trust continues to introduce new services and make user-friendly enhancements and upgrades to our proprietary tools. Enhancements to Private Passport in 2003 included improved content, navigation and sign-on features. We introduced many new and added capabilities for corporate and institutional clients, including a new electronic payment and check conversion system, an improved trade execution monitoring tool, an enhanced trade services capability for back-office outsourcing and a new Internet-based benefit payments system. In addition, Northern Trust developed and launched the industry's first cross-border pension pooling structure for multinationals, which can provide more effective control of risk, greater operational efficiency and reduced cost.

State-of-the-art operations and technologies are backed by more than a century of experience...

CLIENT-DRIVEN FOCUS

To remain globally competitive and at the forefront of industry technologies, Northern Trust will continue to develop and integrate more capabilities and improvements, while maintaining a secure operating platform, to meet clients' diverse and complex needs. In 2003, industry publication *ComputerWorld* recognized Northern Trust as one of the Best Places to Work in Information Technology. We attribute our success and industry accolades to WWOT's great team of talented, experienced professionals who are excited about and dedicated to providing clients with the valuable tools that enhance their financial services relationship with us.

# Community Involvement

NORTHERN TRUST HAS ADVANCED a culture of caring and a commitment to helping improve quality of life by investing in the communities we serve since our founding in 1889. Our philanthropic mission is to help improve people's lives by providing educational opportunities, building inclusive communities and promoting cultural outreach. We actively participate in a range of worthy causes in the educational, human services, civic and cultural areas through community lending programs, grants, development investments, charitable giving and employee volunteer activities.

Corporate contributions are a key initiative in our long-standing mission to serve communities. In 2003, Northern Trust's corporate philanthropy program awarded numerous nonprofit organizations worldwide more than $9.5 million in cash contributions. The majority of funds was directed to human service organizations that provide critical services to low- and moderate-income families striving to build better lives. Through our matching gift and volunteer grant programs, an additional $1 million in corporate contributions were made to numerous worthy organizations nationally.

During the past five years, Northern Trust has made cash contributions of more than $45 million to community service organizations globally. In addition, we donate nearly 1.5 percent of our pre-tax profits to charities each year.

In 2003, Northern Trust ranked ninth on *BusinessWeek* magazine's Most Generous Cash Givers list and was named as one of *Global Finance* magazine's World's Most Socially Responsible Companies.

Northern Trust has a strong tradition of meeting our Community Reinvestment Act (CRA) goals through community development activities that target increased access to affordable housing and economic development in underserved communities. Northern Trust partners with nonprofit organizations across the country—providing them with capital, loans and grants to further each group's mission of community development and revitalization in the neighborhoods served. These efforts were rewarded with "outstanding" CRA ratings for Illinois from the Federal Reserve Bank of Chicago and for Texas and California from the Office of the Comptroller of the Currency.

In 2003, Northern Trust provided more than $137 million in mortgage loans to low- and moderate-income families in the neighborhoods we serve across the country. More than $25 million in community development loans were made in these communities and more than $22 million in community development investments were provided to further strengthen and develop these underserved communities. In 2003, we renewed or expanded relationships with a number of local nonprofit organizations working in our neighborhoods, including the Community Reinvestment Fund, Chicago Equity Fund, Neighborhood Housing Services of Chicago, Local Initiatives Support Corporation, Florida Community Loan Fund, Habitat for Humanity, East Dallas Community Organization and Millennium Housing.

Deeply rooted in our community commitment is volunteerism, with numerous Northern Trust



*Northern Trust has had a long-standing relationship with Misericordia/Heart of Mercy, a Chicago-based nonprofit organization that supports and provides services to individuals with developmental disabilities. Among the several Northern Trust employees who actively volunteer with Misericordia are Vice Presidents Bill Meyer and (center) Kerry Webber. They are dining with Misericordia's Director Sister Rosemary Connelly in the organization's Greenhouse Inn restaurant, which provides a range of job opportunities for individuals who reside at Misericordia.*

employees contributing to local communities and charitable efforts worldwide in many ways, including fundraising, mentoring and tutoring. In 2003, more than 2,500 employees volunteered more than 180,000 hours to nonprofit organizations. We are very proud of our employees whose energy, compassion, devotion and generosity help make a difference in people's lives.

Northern Trust's philanthropic mission is a strong, long-standing tradition, but also a business goal. We believe that it is our responsibility to be good corporate citizens and to help grow strong, vibrant communities where we do business. That's because a strong, healthy community benefits all who live in it, and we want to give back to the communities that support us and help us succeed.

# Financial Review

# Management's Discussion and Analysis of Financial Condition and Results of Operations

**SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA**

| ($ In Millions Except Per Share Information) | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| Noninterest Income | | | | | |
| Trust Fees | **$1,189.1** | $1,161.0 | $1,190.8 | $1,159.4 | $ 942.7 |
| Foreign Exchange Trading Profits | **109.6** | 106.4 | 139.8 | 152.7 | 107.7 |
| Treasury Management Fees | **95.6** | 96.3 | 86.4 | 73.9 | 70.3 |
| Security Commissions and Trading Income | **54.8** | 42.9 | 35.5 | 34.3 | 30.2 |
| Other Noninterest Income | **93.1** | 58.1 | 91.7 | 78.1 | 55.9 |
| Total Noninterest Income | **1,542.2** | 1,464.7 | 1,544.2 | 1,498.4 | 1,206.8 |
| Net Interest Income | **548.2** | 601.8 | 595.6 | 568.5 | 518.6 |
| Provision for Credit Losses | **2.5** | 37.5 | 66.5 | 24.0 | 12.5 |
| Income before Noninterest Expenses | **2,087.9** | 2,029.0 | 2,073.3 | 2,042.9 | 1,712.9 |
| Noninterest Expenses | | | | | |
| Compensation | **652.1** | 629.6 | 652.6 | 660.7 | 560.8 |
| Employee Benefits | **133.1** | 125.5 | 118.1 | 105.6 | 95.8 |
| Occupancy Expense | **132.7** | 101.8 | 95.7 | 84.5 | 72.2 |
| Equipment Expense | **88.2** | 85.0 | 80.1 | 69.6 | 60.8 |
| Other Operating Expenses | **450.7** | 418.1 | 399.4 | 407.0 | 318.9 |
| Total Noninterest Expenses | **1,456.8** | 1,360.0 | 1,345.9 | 1,327.4 | 1,108.5 |
| Income from Continuing Operations before Income Taxes | **631.1** | 669.0 | 727.4 | 715.5 | 604.4 |
| Provision for Income Taxes | **207.8** | 221.9 | 242.7 | 239.3 | 206.7 |
| Net Income from Continuing Operations | **$ 423.3** | $ 447.1 | $ 484.7 | $ 476.2 | $ 397.7 |
| Net Income (Loss) from Discontinued Operations | **(18.5)** | — | 2.8 | 8.9 | 7.3 |
| **Net Income** | **$ 404.8** | $ 447.1 | $ 487.5 | $ 485.1 | $ 405.0 |
| Net Income Applicable to Common Stock | **$ 404.1** | $ 444.9 | $ 483.4 | $ 479.4 | $ 400.2 |
| **Per Common Share** | | | | | |
| Net Income–Basic | **$ 1.84** | $ 2.02 | $ 2.18 | $ 2.17 | $ 1.81 |
| –Diluted | **1.80** | 1.97 | 2.11 | 2.08 | 1.74 |
| Dividends Declared | **.70** | .68 | .635 | .56 | .495 |
| Book Value–End of Period (EOP) | **13.88** | 13.04 | 11.97 | 10.54 | 9.25 |
| Market Price–EOP | **46.28** | 35.05 | 60.22 | 81.56 | 53.00 |
| Average Total Assets | **$ 39,115** | $ 37,597 | $ 35,633 | $ 34,057 | $ 30,193 |
| Senior Notes–EOP | **350** | 450 | 450 | 500 | 500 |
| Long-Term Debt–EOP | **865** | 766 | 767 | 638 | 659 |
| Floating Rate Capital Debt–EOP | **276** | 268 | 268 | 268 | 268 |
| **Ratios** | | | | | |
| Dividend Payout Ratio | **38.1%** | 33.8% | 29.2% | 25.9% | 27.6% |
| Return on Average Assets | **1.04** | 1.19 | 1.37 | 1.42 | 1.34 |
| Return on Average Common Equity | **13.81** | 16.20 | 19.34 | 22.09 | 20.67 |
| Tier 1 Capital to Risk-Weighted Assets–EOP | **11.06** | 11.13 | 10.88 | 9.79 | 9.92 |
| Total Capital to Risk-Weighted Assets–EOP | **13.96** | 14.13 | 14.25 | 12.85 | 13.60 |
| Leverage Ratio | **7.55** | 7.76 | 7.93 | 6.91 | 7.14 |
| Average Stockholders' Equity to Average Assets | **7.61** | 7.63 | 7.35 | 6.72 | 6.81 |
| Average Loans and Leases Times Average Stockholders' Equity | **5.9x** | 6.1x | 6.8x | 7.2x | 7.1x |
| Stockholders–EOP | **3,288** | 3,130 | 3,183 | 3,194 | 3,251 |
| Staff–EOP (full-time equivalent) | **8,056** | 9,317 | 9,453 | 9,466 | 8,583 |

*Note: Certain reclassifications have been made to prior periods' financial information to conform to the current year's presentation. Refer to Notes 3 and 4 of the Consolidated Financial Statements.*

## OVERVIEW OF CORPORATION

**Legal Structure.** Northern Trust Corporation (Corporation) was organized as a bank holding company in 1971 to hold all of the outstanding capital stock of its principal subsidiary, The Northern Trust Company (Bank), an Illinois banking corporation headquartered in the Chicago financial district. The Corporation also owns national bank subsidiaries with offices in Arizona, California, Colorado, Florida and Texas, a federal savings bank subsidiary with offices in Connecticut, Georgia, Massachusetts, Michigan, Missouri, Nevada, New York, Ohio, Washington and Wisconsin, trust companies in Connecticut and New York and various other nonbank subsidiaries, including a securities brokerage firm and an institutional investment management company. Effective as of November 20, 2003, the Corporation became a financial holding company under the Gramm-Leach-Bliley Act. The Bank also operates in London and has various subsidiaries including an investment management company, a leasing company, a Canadian trust company, a New York Edge Act company, a UK incorporated bank subsidiary and a Dublin-based fund administration company. The Corporation expects that, although the operations of other subsidiaries will continue to be of increasing significance to the Corporation, the Bank will in the foreseeable future continue to be the major source of the Corporation's consolidated assets, revenues and net income.

Except where the context otherwise requires, all references to "Northern Trust" refer to Northern Trust Corporation and its subsidiaries on a consolidated basis.

**Focused Business Strategy.** Northern Trust is a leading provider of global financial solutions for investment management, asset administration, fiduciary and banking needs of corporations, institutions, and affluent individuals. Northern Trust continues to exclusively focus on administering and managing client assets in two target markets, affluent individuals in the U.S. through its Personal Financial Services (PFS) business unit and institutional investors worldwide through its Corporate and Institutional (C&IS) business unit. An important element in this strategy is increasing the penetration of the C&IS and PFS target markets with investment management and related services and products provided by a third business unit, Northern Trust Global Investments (NTGI). In executing this strategy, Northern Trust emphasizes service quality through a high level of personal service complemented by the effective use of technology. Operating and systems support for these business units is provided through the Worldwide Operations and Technology (WWOT) business unit. Northern Trust closely monitors expense growth and capital expenditures to ensure that short- and long-term business strategies and performance objectives are effectively balanced.

Northern Trust's long-term financial goals are to achieve average earnings per share growth of 10% or greater, 18%-20% return on average common equity and a minimum productivity ratio of 160%. The productivity ratio is defined as total revenue on a taxable equivalent basis divided by noninterest expenses. These financial goals are meant to serve as long-term objectives across economic cycles.

## CONSOLIDATED RESULTS OF OPERATIONS

**Overview.** Net income for 2003 totaled $404.8 million, down 9% from $447.1 million earned in 2002, which compared with $487.5 million earned in 2001. Diluted net income per common share also decreased 9% to $1.80 from $1.97 in 2002, which was down 7% from $2.11 in 2001. The net income performance produced a return on average common stockholders' equity of 13.81% compared with 16.20% in 2002 and 19.34% in 2001. The return on average assets was 1.04% in 2003 compared with 1.19% in 2002 and 1.37% in 2001. The productivity ratio was 147% for 2003, 156% in 2002 and 163% in 2001.

Significant 2003 Events:

- Northern Trust acquired the global passive equity, enhanced equity and passive fixed income investment management business of Deutsche Bank AG, adding $75 billion in managed assets.
- Improvement in equity markets in the second half of the year, together with acquisitions and net new business, resulted in a 2% increase in trust fees, reversing the declining trend of the prior year and first half of 2003.
- Mortgage loan refinancing activity and the continuing low interest rate environment resulted in an 8% decline in net interest income.
- Northern Trust took actions to strategically position itself for future growth and to reduce annualized operating costs by $75 million by June 2004. These actions resulted in pre-tax charges totaling $56.3 million in 2003.
- Northern Trust sold its retirement consulting and recordkeeping business incurring a loss on sale of $20.2 million. The net loss in 2003 from this discontinued operation totaled $18.5 million or $.09 per share.
- Northern Trust closed or sold five PFS branch locations that were not aligned with its strate-

gic focus, recognizing a gain on sale from the Higgins Road location of $17.8 million.

- Marked improvement in the already strong credit quality of the loan portfolio resulted in a $35.0 million reduction in the provision for credit losses from the prior year.
- Northern Trust entered the Atlanta market with the acquisition of wealth management firm Legacy South, Inc. and entered the Northeast region with new offices in New York City and Stamford, Connecticut.

Stockholders' equity grew to $3.06 billion, as compared with $3.0 billion at December 31, 2002 and $2.77 billion at December 31, 2001, primarily through the retention of earnings, offset in part by the redemption of preferred stock and repurchase of common stock pursuant to the Corporation's share buyback program.

In November 2003, the Board of Directors increased the quarterly dividend per common share 12% to $.19 for an annual rate of $.76. The Board's action reflects a policy of establishing the dividend rate commensurate with profitability while retaining sufficient earnings to allow for strategic expansion and the maintenance of a strong balance sheet and capital ratios. The dividend increase is a reflection of the continued financial strength of Northern Trust.

**Noninterest Income.** Noninterest income represented 72% of total taxable equivalent revenue in 2003 compared with 69% in 2002 and 70% in 2001. Fees that are generated from asset management, custody and related fiduciary services are the largest component of revenues accounting for 55% of Northern Trust's 2003 revenue base. The components of noninterest income and a discussion of significant changes in balances during 2003 and 2002 follows.

**NONINTEREST INCOME**

| (In Millions) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Trust Fees | **$1,189.1** | $1,161.0 | $1,190.8 |
| Foreign Exchange Trading Profits | **109.6** | 106.4 | 139.8 |
| Treasury Management Fees | **95.6** | 96.3 | 86.4 |
| Security Commissions and Trading Income | **54.8** | 42.9 | 35.5 |
| Other Operating Income | **93.1** | 57.8 | 91.7 |
| Investment Security Gains | — | .3 | — |
| Total Noninterest Income | **$1,542.2** | $1,464.7 | $1,544.2 |

**Trust Fees.** Trust fees accounted for 77% of total noninterest income and 55% of total taxable equivalent revenue in 2003. Trust fees for 2003 increased 2% to $1.19 billion from $1.16 billion in 2002, which was down 3% from $1.19 billion in 2001. Over the past five years, trust fees have increased at a compound growth rate of 8%. For a more detailed discussion of trust fees, refer to the business unit reporting section beginning on page 35. Total trust assets under administration at December 31, 2003 were a record $2.2 trillion, up 43% from $1.50 trillion a year ago, including $750.9 billion of global custody assets. Trust assets under administration included managed assets of $478.6 billion, including $76 billion related to acquisitions, up 58% from $302.5 billion at the end of 2002.

Trust fees are generally based on the market value of assets managed and administered, the volume of transactions, securities lending volume and spreads, and fees for other services rendered. Certain investment management fee arrangements also may provide for performance fees, which are based on client portfolio returns exceeding predetermined levels. In addition, C&IS trust relationships are generally priced to reflect earnings from activities such as foreign exchange trading and custody-related deposits that are not included in trust fees. Custody-related deposits maintained with bank subsidiaries and foreign branches are primarily interest-bearing and averaged $11.2 billion in 2003, $9.8 billion in 2002 and $9.3 billion in 2001.

**CONSOLIDATED TRUST ASSETS UNDER ADMINISTRATION**

| | December 31 | | | | | Percent Change | Five-Year Compound Growth Rate |
|---|---|---|---|---|---|---|---|
| ($ In Billions) | 2003 | 2002 | 2001 | 2000 | 1999 | 2003/02 | |
| Corporate & Institutional | **$ 374.3** | $ 214.8 | $ 225.9 | $ 227.5 | $ 200.5 | **74%** | **19%** |
| Personal | **104.3** | 87.7 | 94.0 | 98.1 | 91.6 | **19** | **7** |
| **Total Managed Trust Assets** | **478.6** | 302.5 | 319.9 | 325.6 | 292.1 | **58** | **15** |
| Corporate & Institutional | **1,585.8** | 1,132.1 | 1,281.7 | 1,275.1 | 1,178.4 | **40** | **10** |
| Personal | **90.7** | 69.0 | 72.8 | 70.7 | 60.4 | **31** | **14** |
| **Total Non-Managed Trust Assets** | **1,676.5** | 1,201.1 | 1,354.5 | 1,345.8 | 1,238.8 | **40** | **10** |
| **Consolidated Trust Assets Under Administration** | **$2,155.1** | $1,503.6 | $1,674.4 | $1,671.4 | $1,530.9 | **43%** | **11%** |

**Foreign Exchange Trading Profits.** Foreign exchange trading profits totaled $109.6 million, 3% higher than $106.4 million reported in 2002, which in turn was 24% lower than the $139.8 million in 2001. Northern Trust provides foreign exchange services in the normal course of business as an integral part of its global custody services. Active management of currency positions, within conservative limits, also contributes to trading profits. The current year foreign exchange results reflect increased market volatility and increased client flows compared to the prior year. The decline in profits in 2002 reflected lower client volumes and reduced market volatility in the major currencies.

**Treasury Management Fees.** The fee portion of treasury management revenues totaled $95.6 million in 2003, a decrease of 1% from the $96.3 million reported in 2002 compared with $86.4 million in 2001.

**Security Commissions and Trading Income.** Security commissions and trading income totaled $54.8 million in 2003, compared with $42.9 million in 2002 and $35.5 million in 2001. This income is primarily generated from securities brokerage services provided by Northern Trust Securities, Inc. (NTSI). The 28% increase in 2003 primarily reflects higher revenue from security trades and transition management services for institutional clients, while the 21% increase in 2002 resulted primarily from growth in securities brokerage activities.

**Other Operating Income.** The components of other operating income were as follows:

| (In Millions) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Loan Service Fees | **$24.0** | $ 26.4 | $23.1 |
| Banking Service Fees | **31.6** | 29.8 | 26.3 |
| Losses from Equity Investments | **(2.7)** | (21.4) | — |
| Gain on Sale of Higgins Road Branch | **17.8** | — | — |
| Gain on Sale of Lockbox Operations | **—** | — | 9.2 |
| Other Income | **22.4** | 23.0 | 33.1 |
| Total Other Operating Income | **$93.1** | $ 57.8 | $91.7 |

Losses from equity investments in 2002 included a $15.0 million write-off of an equity investment in myCFO, Inc. and a $4.8 million write-off of an equity investment in the Global Straight Through Processing Association industry utility. Other income in 2002 included gains of $8.5 million from the sale of leased equipment at the end of the scheduled lease terms and a $4.6 million write-off of the residual value of an aircraft leased to United Airlines. Excluding nonrecurring items, the remainder of the decrease in other operating income in 2002 was primarily attributable to lower levels of trust deposit-related revenues due to lower interest rates, partially offset by higher loan service, standby letter of credit, and banking-related fees.

**Investment Security Gains.** Net security gains were zero in 2003. This compares with net gains of $.3 million in 2002 and zero in 2001.

**Net Interest Income.** An analysis of net interest income, major balance sheet components impacting net interest income, and related ratios are provided below.

**ANALYSIS OF NET INTEREST INCOME (FTE)**

| | | | | Percent Change | |
|---|---|---|---|---|---|
| ($ In Millions) | 2003 | 2002 | 2001 | 2003/02 | 2002/01 |
| Interest Income | **$ 1,055.7** | $ 1,238.3 | $ 1,681.4 | **(14.7)%** | (26.4)% |
| FTE Adjustment | **52.4** | 48.7 | 52.6 | **7.6** | (7.4) |
| Interest Income–FTE | **1,108.1** | 1,287.0 | 1,734.0 | **(13.9)** | (25.8) |
| Interest Expense | **507.5** | 636.5 | 1,085.8 | **(20.3)** | (41.4) |
| **Net Interest Income–FTE Adjusted** | **$ 600.6** | $ 650.5 | $ 648.2 | **(7.7)%** | .4 % |
| **Net Interest Income–Unadjusted** | **$ 548.2** | $ 601.8 | $ 595.6 | **(8.9)%** | 1.0 % |
| **Average Balance** | | | | | |
| Earning Assets | **$34,788.2** | $33,622.0 | $32,041.8 | **3.5 %** | 4.9 % |
| Interest-Related Funds | **29,434.8** | 28,196.4 | 26,924.6 | **4.4** | 4.7 |
| Net Noninterest-Related Funds | **5,353.4** | 5,425.6 | 5,117.2 | **(1.3)** | 6.0 |
| | | | | Change in Percentage | |
| **Average Rate** | | | | | |
| Earning Assets | **3.19%** | 3.83% | 5.41% | **(.64)** | (1.58) |
| Interest-Related Funds | **1.72** | 2.26 | 4.03 | **(.54)** | (1.77) |
| Interest Rate Spread | **1.47** | 1.57 | 1.38 | **(.10)** | .19 |
| Total Source of Funds | **1.46** | 1.90 | 3.39 | **(.44)** | (1.49) |
| **Net Interest Margin** | **1.73%** | 1.93% | 2.02% | **(.20)** | (.09) |

*Refer to pages 98 and 99 for a detailed analysis of net interest income.*

**Net Interest Income.** Net interest income is defined as the total of interest income and amortized fees on earning assets, less interest expense on deposits and borrowed funds, adjusted for the impact of off-balance sheet hedging activity. Earning assets, which consist of securities, loans and money market assets, are financed by a large base of interest-bearing funds, including retail deposits, wholesale deposits, short-term borrowings, senior notes and long-term debt. Earning assets are also funded by net noninterest-related funds. Net noninterest-related funds consist of demand deposits, the reserve for credit losses and stockholders' equity, reduced by nonearning assets including cash and due from banks, items in process of collection, buildings and equipment and other nonearning assets. Variations in the level and mix of earning assets, interest-bearing funds and net noninterest-related funds, and their relative sensitivity to interest rate movements, are the dominant factors affecting net interest income. In addition, net interest income is impacted by the level of nonperforming assets and client use of compensating deposit balances to pay for services.

Net interest income for 2003 was $548.2 million, down 9% from $601.8 million in 2002, which was up 1% from $595.6 million in 2001. When adjusted to a fully taxable equivalent (FTE) basis, yields on taxable, nontaxable and partially taxable assets are comparable, although the adjustment to a FTE basis has no impact on net income. Net interest income on a FTE basis for 2003 was $600.6 million, a decline of 8% from $650.5 million in 2002 which in turn was up slightly from $648.2 million in 2001. The decrease in net interest income in 2003 is a result of a decline in the net interest margin from 1.93% last year to 1.73% in the current year. The declining margin is a result of the low interest rate environment experienced in the past year. This environment has led to a high volume of mortgage loan refinancing activity in 2003, which reduced yields on this portfolio as loans were refinanced at generally lower interest rates. Further, the low interest rates have reduced the value of noninterest-related funds and compressed the spreads on short-term investing activities.

Earning assets averaged $34.8 billion, up 3% from the $33.6 billion reported in 2002, which was up from $32.0 billion in 2001. The growth in average earning assets reflects a $1.2 billion increase in securities, while loans and money market assets were virtually unchanged from a year ago.

Loans averaged $17.5 billion compared with $17.6 billion last year. The change reflects an 11% decline in average commercial loans to $3.8 billion, partially offset by increases in both residential mortgages and personal loans. Residential mortgages rose 2% to average $7.8 billion and personal loans increased 9% to $2.4 billion. International loans were unchanged from the prior year at $383 million. The loan portfolio includes noninterest-bearing domestic and international overnight advances related to processing certain trust client investments, which averaged $512 million in 2003, down from $673 million a year ago. Securities averaged $8.4 billion in 2003, up 17% resulting primarily from higher levels of U.S. agency securities. Money market assets averaged $8.8 billion in both 2003 and 2002.

The increase in average earning assets of $1.2 billion was funded primarily through growth in interest-bearing deposits and other interest-related funds. The deposit growth was concentrated primarily in foreign office time deposits, up $770 million resulting from increased global custody activity, and savings and money market deposits, up $595 million. Partially offsetting these increases were lower levels of personal and commercial certificates of deposit and time deposits, down a combined $311 million on average for the year.

Other interest-related funds averaged $10.2 billion, up $184 million, principally from higher levels of federal funds purchased and securities sold under agreements to repurchase. Average net noninterest-related funds decreased slightly and averaged $5.4 billion, mainly due to lower noninterest-bearing deposits. Stockholders' equity for the year averaged $3.0 billion, an increase of $108.9 million or 4% from 2002, principally due to the retention of earnings, offset in part by the $120 million redemption of all outstanding preferred stock and the repurchase of over 2.8 million shares of common stock at a total cost of $113.0 million pursuant to the Corporation's share buyback program.

The net interest spread decreased to 1.47% in 2003 from 1.57% in 2002 while the net interest margin declined by 20 basis points to 1.73%. The primary cause of the reduced spread and margin was the continual decline in the yield on the residential mortgage loan portfolio due to the impact of refinancing activity and a decline in the value of noninterest-related funds. Also contributing to the current year decline was the compression in spreads available on U.S. agency securities and money market assets, resulting from the static, low interest rate environment. For additional analysis of average balances and interest rate changes affecting net interest income, refer to the Average Statement of Condition with Analysis of Net Interest Income on pages 98 and 99.

**Provision for Credit Losses.** The provision for credit losses of $2.5 million was $35.0 million lower than the $37.5 million required in 2002, which was $29.0 million lower than the $66.5 million provision in 2001. For a discussion of the reserve and provision for credit losses, refer to pages 51 through 54.

**Noninterest Expenses.** Noninterest expenses from continuing operations for 2003 totaled $1.46 billion, up $96.8 million or 7% from $1.36 billion in 2002, which was up 1% from $1.35 billion in 2001. The components of noninterest expenses and a discussion of significant changes in balances during 2003 and 2002 is provided below.

**NONINTEREST EXPENSES**

| (In Millions) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Compensation | **$ 652.1** | $ 629.6 | $ 652.6 |
| Employee Benefits | **133.1** | 125.5 | 118.1 |
| Occupancy Expense | **132.7** | 101.8 | 95.7 |
| Equipment Expense | **88.2** | 85.0 | 80.1 |
| Other Operating Expenses | **450.7** | 418.1 | 399.4 |
| Total Noninterest Expenses | **$1,456.8** | $1,360.0 | $1,345.9 |

Noninterest expenses in 2003 includes charges for severance, office space and software retirements which totaled $56.3 million associated with Northern Trust's strategic business review. Expenses resulting from the acquisitions of the passive asset management business and the Atlanta-based private wealth management firm were approximately $19.7 million. Northern Trust was able to control expense growth in 2002 primarily through the ongoing initiatives implemented by management in 2001 to reduce certain discretionary expenses. These initiatives included closely monitoring staffing levels, limiting staff-related and other discretionary expenses, and maintaining the change that was made in 2001 to certain incentive plans to include a stock option grant component in lieu of cash. In addition, the adoption of new accounting requirements in 2002 to eliminate goodwill amortization costs reduced expenses by $9.9 million or $8.0 million after-tax compared with 2001.

The productivity ratio, defined as total revenue on a taxable equivalent basis divided by noninterest expenses, was 147% for 2003, 156% in 2002 and 163% in 2001.

**Compensation and Benefits.** Compensation and benefits, which represent 54% of total noninterest expenses, increased 4% to $785.2 million in 2003 from $755.1 million in 2002, which was 2% lower than $770.7 million in 2001. Included in the current year expense is $20.6 million in severance-related costs. Compensation costs, which are the largest component of noninterest expenses, totaled $652.1 million, up $22.5 million from $629.6 million a year ago, driven primarily by the severance charge and salary increases. The lower compensation level in 2002 compared with 2001 resulted from the full-year impact of outsourcing lockbox services in the third quarter of 2001 and lower performance-based pay which offset salary increases and higher benefit costs. Compensation levels in both 2002 and 2001 reflect the impact on incentive plans of slower revenue growth, lower investment portfolio performance, corporate earnings performance and modifications made to certain cash incentive plans. After adjusting for discontinued operations, staff on a full-time equivalent basis averaged 8,400 in 2003, down 4% compared with 8,767 in 2002. The decline in average staffing levels during 2003 reflects the second quarter elimination of positions resulting from Northern Trust's strategic business review. Staff on a full-time equivalent basis totaled 8,056 at December 31, 2003 compared with 8,681 at December 31, 2002, after adjusting for discontinued operations.

Employee benefit costs for 2003 totaled $133.1 million, up $7.6 million or 6% from $125.5 million in 2002, which was 6% higher than the $118.1 million in 2001. The increase in 2003 employee benefits was primarily due to higher pension plan accruals, offset by lower benefits in the TIP and ESOP due to plan changes and lower corporate performance. The 2002 increase compared with 2001 reflects higher payroll taxes, medical and dental plan costs, and retirement plan benefits, which included higher benefits associated with revisions made to the ESOP.

**Occupancy Expense.** Net occupancy expense totaled $132.7 million, up 30% or $30.9 million from $101.8 million in 2002, which was up 6% from $95.7 million in 2001. Included in the current year is the $18.9 million charge associated with a reduction in required office space. The remainder of the increase was the result of higher rent, utilities and building maintenance costs, primarily resulting from the full year impact of an expansion in London and from new offices in New York and Atlanta. The principal components of the 2002 occupancy expense increase were higher rent and the expansion and renovation of existing offices, including the mid-year relocation of London Branch staff to a new facility in the Canary Wharf district. These increases were partially offset by lower real estate taxes and utility costs.

**Equipment Expense.** Equipment expense, comprised of depreciation, rental and maintenance costs, totaled $88.2 million, up 4% from $85.0 million in 2002, which was 6% higher than the $80.1 million in 2001. The 2003 and 2002 results reflect higher levels of depreciation and maintenance of computer hardware and data line lease costs, partly offset by lower costs for equipment maintenance and depreciation of personal computers.

**Other Operating Expenses.** The components of other operating expenses were as follows:

| (In Millions) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Outside Services Purchased | **$208.5** | $187.5 | $160.9 |
| Software Amortization & Other Costs | **101.9** | 89.6 | 83.6 |
| Business Promotion | **41.6** | 41.5 | 40.0 |
| Other Intangibles Amortization | **10.4** | 6.6 | 6.6 |
| Software Asset Retirements | **13.4** | — | — |
| Goodwill Amortization | — | — | 9.9 |
| Other Expenses | **74.9** | 92.9 | 98.4 |
| Total Other Operating Expenses | **$450.7** | $418.1 | $399.4 |

Other operating expenses for 2003 totaled $450.7 million, up 8% from $418.1 million in 2002, which was up 5% from $399.4 million in 2001. Included in the current year expenses is the previously disclosed software write-downs of $13.4 million and outplacement benefit charges of $3.4 million. The remainder of the increase from 2002 is primarily attributable to acquisitions, technology investments that increased software amortization and other professional fees. These increases were partially offset by lower costs associated with operating risks related to servicing and managing financial assets.

The higher expense level for 2002 compared with 2001 was due in part to higher costs associated with professional services, software amortization, increased costs associated with operating risks related to servicing and managing financial assets, and other expenditures to support business growth. Higher professional services include increased costs associated with payments made for receivables management and lockbox services. Partially offsetting these increases was the adoption of new accounting requirements in 2002 to eliminate goodwill amortization costs, which reduced expenses by $9.9 million or $8.0 million after-tax.

**Provision for Income Taxes.** The provision for income taxes on continuing operations was $207.8 million in 2003 compared with $221.9 million in 2002 and $242.7 million in 2001. The current year reflects a lower federal and state income tax provision resulting primarily from the reduction in pre-tax earnings for the year. The effective tax rate was 33% for all three years.

## BUSINESS UNIT REPORTING

Northern Trust, under Chairman and Chief Executive Officer William A. Osborn, organizes around its two principal client-focused business units, C&IS and PFS. Investment management services and products are provided to the clients of these business units by NTGI. Operating and systems support is provided to each of the business units by WWOT. Each of these four business units has a president who reports to Mr. Osborn. For financial management reporting purposes, the operations of NTGI and WWOT are allocated to C&IS and PFS. Mr. Osborn has been identified as the chief operating decision maker because he has final authority over resource allocation decisions and performance assessment.

C&IS and PFS results are presented in order to promote a greater understanding of their financial performance. The information, presented on an internal management-reporting basis, is derived from internal accounting systems that support the strategic objectives and management structure. Management has developed accounting systems to allocate revenue and expenses related to each segment, as well as certain corporate support services, worldwide operations and systems development expenses. The management reporting systems also incorporate processes for allocating assets, liabilities and the applicable interest income and expense. Tier 1 and tier 2 capital are allocated based on the federal risk-based capital guidelines at a level that is consistent with Northern Trust's consolidated capital ratios, coupled with management's judgment of the operational risks inherent in the business. Allocations of capital and certain corporate expenses may not be representative of levels that would be required if the segments were independent entities. The accounting policies used for management reporting are the same as those described in "Accounting Policies," in the Notes to Consolidated Financial Statements. Transfers of income and expense items are recorded at cost; there is no intercompany profit or loss on sales or transfers between business units. Northern Trust's presentations are not necessarily consistent with similar information for other financial institutions. For management reporting purposes, certain corporate income and expense items are not allocated to the business units and are presented as part of "Treasury and Other." These items include the impact of long-term debt, preferred equity, holding company investments, and certain corporate operating expenses.

The following table summarizes the consolidated results of operations of Northern Trust.

**CONSOLIDATED RESULTS OF OPERATIONS**

| ($ In Millions) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Noninterest Income | | | |
| Trust Fees | **$ 1,189.1** | $ 1,161.0 | $ 1,190.8 |
| Other | **353.1** | 303.7 | 353.4 |
| Net Interest Income (FTE)* | **600.6** | 650.5 | 648.2 |
| Provision for Credit Losses | **2.5** | 37.5 | 66.5 |
| Noninterest Expenses | **1,456.8** | 1,360.0 | 1,345.9 |
| Income before Income Taxes* | **683.5** | 717.7 | 780.0 |
| Provision for Income Taxes* | **260.2** | 270.6 | 295.3 |
| **Income from Continuing Operations** | **423.3** | 447.1 | 484.7 |
| Income (Loss) from Discontinued Operations | **(18.5)** | — | 2.8 |
| **Reported Net Income** | **$ 404.8** | $ 447.1 | $ 487.5 |
| Goodwill, after Taxes | — | — | 8.0 |
| **Adjusted Net Income** | **$ 404.8** | $ 447.1 | $ 495.5 |
| Percentage of Reported Net Income Contribution | **100%** | 100% | 100% |
| Average Assets | **$39,115.2** | $37,596.7 | $35,632.7 |

**Stated on a fully taxable equivalent basis (FTE). The consolidated figures include $52.4 million, $48.7 million and $52.6 million of FTE adjustment for 2003, 2002 and 2001, respectively.*
*Note: Certain reclassifications have been made to 2002 and 2001 financial information to conform to the current year's presentation.*

**Corporate and Institutional Services.** The C&IS business unit, under the direction of Frederick H. Waddell, President—C&IS, is a leading worldwide provider of asset management, administration and related services to corporate and public entity retirement funds, foundations and endowments, fund managers, insurance companies and government funds. Asset management and administration services encompass a full range of state-of-the-art capabilities including: worldwide master trust and master custody, settlement and reporting; cash management; and investment risk and analytical services. Trust and custody relationships managed by C&IS often include asset management, securities lending, transition management and commission recapture services provided through the NTGI business unit. In addition to asset management and administration services, C&IS offers a full range of commercial banking services through the Bank, placing special emphasis on developing and supporting institutional relationships in two target markets: large domestic corporations and financial institutions (both domestic and international). Institutional relationships include insurance companies and trust services for domestic correspondent banks. Treasury management services are provided to corporations and financial institutions and include a variety of other products and services to accelerate cash collections, control disbursement outflows and generate information to manage cash products. The following table summarizes the results of operations of C&IS for the years ended December 31, 2003, 2002 and 2001 on a management-reporting basis.

**CORPORATE AND INSTITUTIONAL SERVICES RESULTS OF OPERATIONS**

| ($ In Millions) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Noninterest Income | | | |
| Trust Fees | **$ 590.3** | $ 553.2 | $ 574.1 |
| Other | **231.0** | 228.6 | 262.1 |
| Net Interest Income (FTE) | **155.5** | 171.6 | 189.1 |
| Provision for Credit Losses | **(17.0)** | 26.1 | 49.2 |
| Noninterest Expenses | **675.8** | 625.8 | 619.8 |
| Income before Income Taxes | **318.0** | 301.5 | 356.3 |
| Provision for Income Taxes | **123.4** | 117.0 | 138.2 |
| **Income from Continuing Operations** | **194.6** | 184.5 | 218.1 |
| Income (Loss) from Discontinued Operations | **(18.5)** | — | 2.8 |
| **Reported Net Income** | **$ 176.1** | $ 184.5 | $ 220.9 |
| Goodwill, after Taxes | — | — | 3.1 |
| **Adjusted Net Income** | **$ 176.1** | $ 184.5 | $ 224.0 |
| Percentage of Reported Net Income Contribution | **44%** | 41% | 45% |
| Average Assets | **$17,132.0** | $16,479.8 | $17,086.6 |

Net income for C&IS decreased 5% in 2003 and totaled $176.1 million compared with $184.5 million in 2002, which was down 16% from $220.9 million in 2001. Included in the above are the operating results of Northern Trust Retirement Consulting, L.L.C. (NTRC) that have been reclassified and shown as discontinued operations for all periods presented. In addition to the $20.2 million pre-tax loss on the sale ($12.3 million after tax), NTRC incurred a net loss from operations of $6.2 million in 2003 compared with breakeven results in 2002 and net income of $2.8 million in 2001. Income from continuing operations increased 5% to $194.6 million over the prior year resulting primarily from higher trust fees and a lower provision for credit losses. The decline in net income for 2002 was driven primarily by lower trust fees and foreign exchange trading profits.

**C&IS Trust Fees.** C&IS trust fees are attributable to four general product types: Custody Services, Investment

Management, Securities Lending, and Other Services. Custody services are priced, in general, using asset values at the beginning of the quarter. There are, however, fees within custody services that are not related to asset values, but instead are based on transaction volumes or account fees. Investment management fees are primarily based on the current quarter market values. Securities lending revenue is impacted by market values and the demand for securities to be lent, which drives volumes, and the interest rate spread earned on the investment of cash deposited by investment firms as collateral for securities they have borrowed. The other services fee category in C&IS includes such products as benefit payment, performance analysis, electronic delivery, and other services. Revenues from these products are generally based on the volume of services provided or a fixed fee.

Trust fees in C&IS increased 7% in 2003 to $590.3 million from $553.2 million in 2002, which was down 4% from $574.1 million in 2001. The components of trust fees summarized both on a product and on a market basis and a breakdown of trust assets by market follows.

**CORPORATE AND INSTITUTIONAL SERVICES TRUST FEES BY PRODUCT**

| (In Millions) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Custody Services | **$ 227.1** | $ 218.6 | $ 214.0 |
| Investment Management | **210.3** | 185.4 | 182.4 |
| Securities Lending | **98.6** | 100.0 | 135.7 |
| Other Services | **54.3** | 49.2 | 42.0 |
| Total Trust Fees | **$ 590.3** | $ 553.2 | $ 574.1 |

**CORPORATE AND INSTITUTIONAL SERVICES TRUST FEES BY MARKET**

| (In Millions) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Domestic | | | |
| Retirement Plans | **$ 287.0** | $ 279.7 | $ 299.6 |
| Institutional | **130.1** | 117.0 | 115.2 |
| International | **173.2** | 156.5 | 159.3 |
| Total Trust Fees | **$ 590.3** | $ 553.2 | $ 574.1 |

**CORPORATE AND INSTITUTIONAL SERVICES TRUST ASSETS UNDER ADMINISTRATION BY MARKET**

| | December 31 | | |
|---|---|---|---|
| (In Billions) | 2003 | 2002 | 2001 |
| Domestic | | | |
| Retirement Plans | **$ 901.5** | $ 591.4 | $ 772.2 |
| Institutional | **330.4** | 271.7 | 268.4 |
| International | **589.4** | 391.7 | 372.1 |
| Securities Lending/Other | **138.8** | 92.1 | 94.9 |
| Total Trust Assets | **$1,960.1** | $1,346.9 | $1,507.6 |

**CORPORATE AND INSTITUTIONAL SERVICES TRUST ASSETS UNDER MANAGEMENT**

| | December 31 | | |
|---|---|---|---|
| (In Billions) | 2003 | 2002 | 2001 |
| Domestic | | | |
| Retirement Plans | **$156.9** | $ 78.8 | $ 82.2 |
| Institutional | **34.0** | 26.3 | 24.3 |
| International | **44.6** | 17.6 | 24.5 |
| Securities Lending/Other | **138.8** | 92.1 | 94.9 |
| Total Trust Assets | **$374.3** | $214.8 | $225.9 |

The improvement in C&IS trust fees resulted primarily from higher levels of asset management and custody fees and included approximately $22.9 million in fees resulting from the acquisition of the passive asset management business. Custody fees totaled $227.1 million for the year compared with $218.6 million a year ago, reflecting strong growth in global custody fees. Fees from asset management totaled $210.3 million, which include $17.5 million in fees relating to the acquired passive asset management business, compared with $185.4 million in the year-ago period. Securities lending fees totaled $98.6 million compared with $100.0 million last year, reflecting reduced spreads earned on the investment of collateral resulting from low short-term interest rates, partially offset by higher lending volumes.

C&IS trust assets under administration totaled $1.96 trillion at December 31, 2003, 46% higher than $1.35 trillion at December 31, 2002. Included in C&IS assets administered are those for which Northern Trust has management responsibility. Managed assets totaled $374.3 billion and $214.8 billion at December 31, 2003 and 2002, respectively, and as of the current year-end were invested 39% in equity securities, 15% in fixed income securities and 46% in cash and other assets. The level of assets under management invested in equity securities was up from 24% in the previous year resulting from the acquisition of the passive asset management business. The cash and other assets that have been deposited by investment firms as collateral for securities they have borrowed from trust clients are invested by Northern Trust and are included in trust assets under administration as managed assets. The collateral totaled $132.5 billion and $89.0 billion at December 31, 2003 and 2002, respectively.

New recurring C&IS business sold and transitioned net of lost business in 2003 reached record levels and represented approximately $68 million in annualized trust fees, compared with $43 million in 2002, reflecting improved business activity and market conditions. The prior year level of net new business sold also reflects the loss of two large custody clients through the periodic rebidding process and the loss of several clients due to mergers and acquisitions. Approximately 49% of the new 2003 business sold came from existing clients and 51% from new relationships.

**C&IS Other Noninterest Income.** Other noninterest income in 2003 increased 1% from the prior year primarily due to a 3% increase in foreign exchange trading profits. The decline in other noninterest income in 2002 resulted primarily from lower levels of foreign exchange trading profits and trust deposit-related revenues. These were partially offset by a 9% increase in treasury management fees, higher levels of loan service and letter of credit fees, and an increase in gains on the sale of lease residuals. The 2001 results included a $9.2 million nonrecurring gain on the sale of an 80% interest in Northern Trust's lockbox operations.

**C&IS Net Interest Income.** Net interest income decreased 9% in 2003 primarily resulting from a decrease in the net interest margin of 15 basis points to 1.04% on average earning assets of $15.0 billion. While average earning assets were $563 million or 4% higher than a year ago, the mix of assets changed with average loan balances decreasing $501 million and short-term money market assets increasing nearly $1.1 billion. The shift of balances from loans to lower-rate money market assets compressed both the net interest spread and margin. Net interest income for 2002 decreased 9% from the previous year, driven by lower average earning assets concentrated in the loan portfolio, and a decrease in the net interest margin to 1.19% from 1.25% in 2001. The provision for credit losses was a negative $17.0 million for 2003, resulting from improved credit quality brought about primarily by cash payments received on loans rated internally in the two lowest credit categories, which require higher reserve levels. The prior year's provision level reflects adverse results of the 2002 industry-wide Shared National Credit review conducted by banking regulators. The higher provision for credit losses in 2001 was associated primarily with charge-offs taken on Enron-related credits and additional provisions necessary on credits to clients with exposure to asbestos claims.

**C&IS Noninterest Expenses.** Total noninterest expenses of C&IS, which include both the direct expenses of the business unit and indirect expense allocations from NTGI and WWOT for product and operating support, increased 8% in 2003 and 1% in 2002. The growth in expenses for 2003 reflects severance charges and costs associated with software retirements. The higher expense level also reflects costs associated with technology investments and higher operating costs to support business growth. The 2002 expenses reflect increased costs associated with payments made for receivables management and lockbox services, technology investments, relocation of London Branch staff to Canary Wharf and higher operating costs to support business growth. Partially offsetting the impact of this expense growth were lower levels of performance-based compensation and the impact of adopting new accounting requirements in 2002 to eliminate goodwill amortization costs.

**Personal Financial Services.** The PFS business unit, under the direction of William L. Morrison, President—PFS, provides personal trust, custody and investment management services; individual retirement accounts; guardianship and estate administration; banking (including private banking); and residential mortgage lending. PFS focuses on high net worth individuals, executives, retirees and small/mid-size businesses in each banking subsidiary's target market.

Northern Trust has positioned itself in markets having significant concentrations of wealth and growth potential. During the year, Northern Trust entered the Atlanta market with the acquisition of the wealth management firm Legacy South, Inc. A strong foothold in the Northeast corridor was also established with the July opening of the New York City office, followed by the December opening of the Stamford, Connecticut office. Northern Trust continued to invest in private client offices in existing markets by building new facilities and by expanding, remodeling and relocating existing offices. The Personal Financial Services unique office network includes 82 locations in 15 states. PFS also includes the Wealth Management Group, which provides customized products and services to meet the complex financial needs of families and individuals in the United States and throughout the world with assets typically exceeding $75 million.

The following table summarizes the results of operations of PFS for the years ended December 31, 2003, 2002 and 2001 on a management-reporting basis.

**PERSONAL FINANCIAL SERVICES RESULTS OF OPERATIONS**

| ($ In Millions) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Noninterest Income | | | |
| Trust Fees | **$ 598.8** | $ 607.8 | $ 616.7 |
| Other | **115.2** | 76.0 | 84.7 |
| Net Interest Income (FTE) | **436.8** | 443.6 | 438.9 |
| Provision for Credit Losses | **19.5** | 11.4 | 17.3 |
| Noninterest Expenses | **720.7** | 702.6 | 690.1 |
| Income before Income Taxes | **410.6** | 413.4 | 432.9 |
| Provision for Income Taxes | **157.7** | 159.0 | 167.5 |
| **Reported Net Income** | **$ 252.9** | $ 254.4 | $ 265.4 |
| Goodwill, after Taxes | **—** | — | 4.9 |
| **Adjusted Net Income** | **$ 252.9** | $ 254.4 | $ 270.3 |
| Percentage of Reported Net Income Contribution | **62%** | 57% | 54% |
| Average Assets | **$15,868.4** | $15,445.2 | $15,041.2 |

PFS net income totaled $252.9 million in 2003, a decrease of 1% from 2002, which in turn was 4% below the net income achieved in 2001. Revenue growth of 2% combined with a 3% increase in operating expenses and a higher provision for credit losses, contributed to the relatively flat year-to-year performance. The decline in 2002 earnings was attributed primarily to the continued decline in the equity markets, combined with a 2% increase in expenses, partly offset by a decrease in the provision for credit losses.

**PFS Trust Fees.** A summary of trust fees and trust assets by state and for Wealth Management follows.

**PERSONAL FINANCIAL SERVICES TRUST FEES**

| (In Millions) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Illinois | **$210.8** | $212.1 | $217.1 |
| Florida | **157.3** | 163.2 | 174.2 |
| California | **69.4** | 70.2 | 72.0 |
| Arizona | **35.5** | 37.6 | 38.5 |
| Texas | **24.1** | 25.1 | 25.0 |
| Other States | **32.2** | 24.8 | 19.2 |
| Wealth Management | **69.5** | 74.8 | 70.7 |
| Total Trust Fees | **$598.8** | $607.8 | $616.7 |

**PERSONAL FINANCIAL SERVICES TRUST ASSETS UNDER ADMINISTRATION**

| | December 31 | | |
|---|---|---|---|
| (In Billions) | 2003 | 2002 | 2001 |
| Illinois | **$ 43.8** | $ 34.9 | $ 39.8 |
| Florida | **27.6** | 24.8 | 28.6 |
| California | **13.9** | 11.4 | 12.3 |
| Arizona | **6.2** | 5.5 | 5.8 |
| Texas | **4.8** | 4.3 | 4.8 |
| Other States | **13.8** | 10.7 | 10.6 |
| Wealth Management | **84.9** | 65.1 | 64.9 |
| Total Trust Assets | **$195.0** | $156.7 | $166.8 |

**PERSONAL FINANCIAL SERVICES TRUST ASSETS UNDER MANAGEMENT**

| | December 31 | | |
|---|---|---|---|
| (In Billions) | 2003 | 2002 | 2001 |
| Illinois | **$ 33.6** | $ 26.9 | $ 29.7 |
| Florida | **23.6** | 21.5 | 24.9 |
| California | **9.4** | 7.9 | 8.5 |
| Arizona | **4.7** | 4.2 | 4.2 |
| Texas | **3.2** | 3.0 | 3.3 |
| Other States | **12.8** | 9.8 | 9.5 |
| Wealth Management | **17.0** | 14.4 | 13.9 |
| Total Trust Assets | **$104.3** | $ 87.7 | $ 94.0 |

Fees in the majority of the states that PFS operates in are billed quarterly based on the beginning of the quarter market value. Fees in Florida and California and all mutual fund-related revenue are priced based on market values throughout the current quarter. PFS trust fees totaled $598.8 million for the year, compared with $607.8 million in 2002 and $616.7 million in 2001. The current year performance was impacted by equity markets, the average performance of which was lower in 2003 than in 2002, partially offset by net new business. Net new recurring PFS business sold and transitioned in 2003 totaled approximately $31 million in annualized trust fees, down from $41 million in 2002. The poor equity market conditions in the first half of the year together with weak investor confidence slowed new business activity during 2003.

At December 31, 2003, trust assets under administration in PFS totaled $195.0 billion, compared with $156.7 billion at December 31, 2002. Included in assets administered are those for which Northern Trust has management responsibility. Managed assets totaled $104.3 billion at December 31, 2003 and were invested 50% in equity securities, 36% in fixed income securities and 14% in cash and other assets.

**PFS Other Noninterest Income.** Other noninterest income for 2003 increased 52% or $39.2 million compared with the prior year and included the $17.8 million gain from the sale of the Higgins Road retail branch assets. The previous year results reflect the $15.0 million write-off of the investment in myCFO, Inc. The remainder of the increase is attributed to higher treasury management and other banking-related fees.

**PFS Net Interest Income** of $436.8 million was 2% lower than the previous year. Average loan volume grew $421.2 million or 3% concentrated primarily in residential real estate and personal loans. The net interest margin continued to be under pressure due to the impact of refinancing activity in the residential mortgage loan portfolio, falling to 2.89% from 3.01% in 2002. Driven primarily by growth in residential real estate lending, net interest income increased 1% in 2002, relative to 2001 and totaled $443.6 million. The 2003 provision for credit losses reflects deterioration in certain commercial loans that required higher specific reserve allocations.

**PFS Noninterest Expenses.** PFS noninterest expenses, which include both the direct expenses of the business unit and indirect expense allocations from NTGI and WWOT for product and operating support, increased 3% in 2003 and 2% in 2002. The increase in 2003 expenses primarily reflects severance charges and costs associated with the retirement of software, higher employee benefit charges, legal and other professional services, in addition to increased occupancy costs resulting from the remodeling and expansion of existing locations. Partially offsetting these increases were lower levels of costs associated with operating risk related to servicing and managing financial assets. The increase in 2002 expenses primarily reflects merit increases, higher employee benefit charges, costs associated with operating risks related to servicing and managing financial assets and higher operating expenses to support business growth. These costs were partially offset by a reduction in performance-based compensation and the impact of adopting new accounting requirements in 2002 to eliminate goodwill amortization costs.

**Northern Trust Global Investments.** The NTGI business unit, under the direction of Terence J. Toth, President—NTGI, provides a broad range of investment management and related services and other products to domestic and international clients of C&IS and PFS through various subsidiaries of the Corporation. Clients include institutional and individual separately managed accounts, bank common and collective funds, registered investment companies, non-U.S. collective investment funds and unregistered private investment funds, including funds of funds. NTGI offers both active and passive equity and fixed income portfolio management, as well as traditional multi-manager products and services. NTGI's activities also encompass brokerage, securities lending and related services. NTGI's international business operates through subsidiaries, joint ventures, alliances and distribution arrangements in Canada, France, Germany, Ireland, Italy, Japan, the United Kingdom and the Cayman Islands. The revenues and expenses of this business unit are fully allocated to C&IS and PFS.

NTGI's strategic focus on investment management, branding, product management, distribution and client servicing helped drive Northern Trust's continued growth in new business. Northern Trust continued to achieve solid investment results across asset classes. For example, 25 of 51 eligible mutual funds advised by Northern Trust were ranked in the top two quintiles for 2003 investment performance by Lipper Analytical Services. Similarly, 19 of 39 eligible Northern-managed mutual funds, were rated as 4- or 5-star overall by Morningstar.

In 2003, Northern Trust substantially completed its acquisition of Deutsche Bank AG's global passive equity, enhanced equity and passive fixed income investment management businesses. With this acquisition, at year-end 2003, assets under management associated with the global index and enhanced index business totaled approximately $166 billion.

At year-end, Northern Trust managed $478.6 billion in trust assets for personal and institutional clients, a new record, up 58% from $302.5 billion at year-end 2002. The increase in trust assets is attributable to improving equity markets, strong new business, and acquisitions. Trust assets under management have grown at a five-year compound annual rate of 15.5%.

**Worldwide Operations and Technology.** The WWOT business unit, under the direction of Timothy J. Theriault, President—WWOT, supports all of Northern Trust's business activities, including the processing and product management activities of C&IS, PFS and NTGI. These activities are conducted principally in the operations and technology centers in Chicago and London. The Northern Trust Company of New York is also part of this unit.

**Treasury and Other.** The Financial Management Group, under the direction of Steven L. Fradkin, Executive Vice President and Chief Financial Officer, includes the Treasury, Corporate Controller, Corporate Treasurer, Corporate Development, Investor Relations and Strategic Sourcing functions. Treasury is responsible for managing the Bank's wholesale funding, capital position and interest rate risk, as well as the portfolio of interest rate risk management instruments under the direction of the Corporate Asset and Liability Policy Committee. Treasury is also responsible for the investment portfolios of the Corporation and the Bank and provides investment advice and management services to the subsidiary banks. "Other" corporate income and expenses represent items that are not allocated to the business units and generally represent certain nonrecurring items and certain executive level compensation.

The following table summarizes the results of operations of Treasury and Other for the years ended December 31, 2003, 2002 and 2001 on a management-reporting basis.

**TREASURY AND OTHER RESULTS OF OPERATIONS**

| ($ In Millions) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Noninterest Income | | | |
| Trust Fees | **$ —** | $ — | $ — |
| Other | **6.9** | (.9) | 6.6 |
| Net Interest Income (FTE) | **8.3** | 35.3 | 20.2 |
| Provision for Credit Losses | **—** | — | — |
| Noninterest Expenses | **60.3** | 31.6 | 36.0 |
| Income (Loss) before Income Taxes | **(45.1)** | 2.8 | (9.2) |
| Benefit for Income Taxes | **20.9** | 5.4 | 10.4 |
| **Reported Net Income (Loss)** | **$ (24.2)** | $ 8.2 | $ 1.2 |
| Percentage of Reported Net Income Contribution | **(6)%** | 2% | 1% |
| Average Assets | **$6,114.8** | $5,671.7 | $3,504.9 |

The increase in other noninterest income is primarily due to the prior year $4.8 million write-off of the investment in the Global Straight Through Processing Association industry utility. Net interest income for 2003 was $8.3 million compared with $35.3 million in the prior year. The decline in net interest income resulted from the decrease in the net interest margin, due in large part to a decline in the yield on the residential mortgage loan portfolio resulting from refinancing activity. In addition, low interest rates compressed the spreads on short-term investing activity conducted by the Treasury Department. The improvement in net interest income in 2002 was primarily the result of lower interest rates, which reduced the funding costs allocated to corporate centers.

Noninterest expenses totaled $60.3 million for 2003 and included charges associated with the reduction in leased office space. Also contributing to the increase were higher costs associated with insurance, professional services, and stock-related directors fees due to the increase in the value of Northern Trust Corporation's common stock. Expenses in 2002 were 12% lower than 2001. Increases in expenses incurred for professional services were more than offset by a reduction in the cost for certain executive level compensation plans.

**Risk Management Group.** Headed by Perry R. Pero, Vice Chairman and Head of Corporate Risk Management, the Risk Management Group includes the Credit Policy and Corporate Risk Management functions. The Credit Policy function is described in the "Loans and Other Extensions of Credit" section on page 46 . The Corporate Risk Management function monitors, measures and manages non-credit risks across the businesses of the Corporation and its subsidiaries. Corporate Risk Management also includes the Economic Research function.

## CRITICAL ACCOUNTING ESTIMATES

The use of estimates and assumptions is required in the preparation of financial statements in conformity with generally accepted accounting principles and actual results could differ from those estimates. The Securities and Exchange Commission has issued guidance and proposed rules relating to the disclosure of critical accounting policies. Critical accounting policies are those that require management to make subjective or complex judgments about the effect of matters that are inherently uncertain and may change in subsequent periods. Changes that may be required in the underlying assumptions or estimates in these areas could have a material impact on Northern Trust's future financial condition and results of operations.

For Northern Trust, accounting policies that are viewed as critical are those relating to reserving for credit losses, pension plan accounting, and estimating useful lives of purchased and internally developed software. Because of their critical nature, management has discussed the development and selection of each critical accounting estimate with the Audit Committee of the Board of Directors.

**Reserve for Credit Losses.** The reserve for credit losses represents management's estimate of probable inherent losses that have occurred as of the date of the financial statements. The loan and lease portfolio and other credit exposures are regularly reviewed to evaluate the adequacy of the reserve for credit losses. In determining the level of the reserve, Northern Trust evaluates the reserve necessary for specific nonperforming loans and also estimates losses inherent in other credit exposures. The result is a reserve with the following components:

**Specific Reserve.** The amount of specific reserves is determined through a loan-by-loan analysis of nonperforming loans that considers expected future cash flows, the value of collateral and other factors that may impact the borrower's ability to pay.

**Allocated Inherent Reserve.** The amount of the allocated portion of the inherent loss reserve is based on loss factors assigned to Northern Trust's credit exposures based on internal credit ratings. These loss factors are primarily based on management's judgment of estimated credit losses inherent in the loan portfolio as well as historical charge-off experience. The Credit Policy Group determines credit ratings at the time each loan is approved. These credit ratings are then subject to periodic reviews by the Credit Policy Group, which is independent of business unit management. Credit Policy makes the final determination of each loan's rating. Credit ratings range from "1" for the strongest credits to "9" for the weakest credits; a "9" rated loan would normally represent a complete loss.

**Unallocated Inherent Reserve.** Management determines the unallocated portion of the inherent loss reserve based on factors that cannot be associated with a specific credit or loan category. These factors include management's subjective evaluation of local and national economic and business conditions, portfolio concentration and changes in the character and size of the loan portfolio. The unallocated portion of the inherent loss reserve reflects management's attempt to ensure that the overall reserve appropriately reflects a margin for the imprecision necessarily inherent in estimates of expected credit losses.

Loans, leases and other extensions of credit deemed uncollectible are charged to the reserve. Subsequent recoveries, if any, are credited to the reserve. The related provision for credit losses, which is charged to income, is the amount necessary to adjust the reserve to the level determined through the above process. Actual losses may vary from current estimates and the amount of the provision may be either greater than or less than actual net charge-offs.

The control process maintained by Credit Policy and the lending staff, and the quarterly analysis of specific and inherent loss components are the principal methods relied upon by management to ensure that changes in estimated credit loss levels are adjusted on a timely basis. In addition to Northern Trust's own experience, management also considers the experience of peer institutions and regulatory guidance.

Management's estimates utilized in establishing an adequate reserve for credit losses are not dependent on any single assumption. Management evaluates numerous variables, many of which are interrelated or dependent on other assumptions and estimates, in determining reserve adequacy. Due to the inherent imprecision in accounting estimates, other estimates or assumptions could reasonably have been used in the current period and changes in estimates are reasonably likely to occur from period to period. However, management believes that the established reserve for credit losses appropriately addresses these uncertainties and is adequate to cover probable inherent losses which have occurred as of the date of the financial statements.

**Pension Plan Accounting.** As summarized in Note 21 to the consolidated financial statements, Northern Trust maintains a noncontributory defined benefit pension plan covering substantially all domestic employees. Measuring cost and reporting liabilities resulting from defined benefit pension plans requires the use of several assumptions regarding future interest rates, asset returns, compensation increases and other actuarial-based projections relating to the plan. Due to the long-term nature of this obligation and the estimates that are required to be made, the assumptions used in determining the periodic pension expense and the projected pension obligation are closely monitored and annually reviewed for adjustments that may be required. Under generally accepted accounting principles, differences between these estimates and actual experience are required to be amortized over the future working lifetime of eligible participants. As a result, these differences are not recognized as they occur but are recognized systematically and gradually over subsequent periods.

Northern Trust recognizes the significant impact that these pension-related assumptions have on the determination of the pension obligations and related expense and has established procedures for monitoring and setting these assumptions each year. These procedures include an annual review of actual demographic and investment experience with the pension plan's actuaries. In addition to actual experience, adjustments to these assumptions consider published interest rate indices, known compensation trends and policies and economic conditions that may impact the estimated long-term rate of return on plan assets.

In determining the pension expense in 2003, Northern Trust utilized a discount rate of 6.75% for the Qualified Plan and 5.50% for the Nonqualified Plan. The rate of increase in the compensation level is based on a sliding scale that averaged 3.60%. This rate reflects a 140 basis point reduction in the compensation rate assumption from the prior year to recognize a 75 basis point reduction for inflation and an additional 65 basis point reduction due to the temporary effect of modifying the pension plan compensation assumption for a three-year period. The expected long-term rate of return on Qualified Plan assets was 8.75%. In order to provide an understanding of the sensitivity of these assumptions on the periodic pension expense and projected benefit obligation, the following table is presented to show the effect of increasing or decreasing each of these assumptions by 25 basis points.

| (In Millions) | 25 Basis Point Increase | 25 Basis Point Decrease |
|---|---|---|
| Increase (Decrease) of 2003 Pension Expense | | |
| Discount Rate Change | (2.2) | 2.8 |
| Compensation Level Change | 1.3 | (.9) |
| Rate of Return on Asset Change | (.8) | .8 |
| Increase (Decrease) of Projected Benefit Obligation | | |
| Discount Rate Change | (15.2) | 16.4 |
| Compensation Level Change | 5.1 | (3.7) |

In evaluating possible revisions to pension-related assumptions as of Northern Trust's September 30, 2003 measurement date, the following events were considered:

Discount Rate: Northern Trust utilizes the Moody's AA Corporate Bond rate in establishing the discount rate for the Qualified Plan. Since this benchmark rate fell approximately 65 basis points, Northern Trust lowered the discount rate for the Qualified Plan from 6.75% to 6.00%. The reference rate for establishing the discount rate for the Nonqualified Plan is the long-term treasury bond rate. Historically, long-term treasury bond rates have fallen short of Corporate Bond rates by about 50 basis points. For this reason, Northern Trust elected to maintain the discount rate for the Nonqualified Plan at 5.50% or 50 basis points below the Qualified Plan discount rate.

Compensation Level: No changes were recommended to the compensation scale assumption in the current year.

Rate of Return on Plan Assets: The expected return on plan assets is based on an estimate of the long-term rate of return on plan assets. Accounting guidance requires this assumption be reviewed every three to five years. In 2002, Northern Trust's Employee Benefit Committee completed an in-depth Pension Asset and Liability Modeling study. Based on the asset allocation recommended, the weighted average expected return for each asset class was determined, which resulted in a recommendation to set the expected rate of return at 8.75%. As a result of the reduction in head count that occurred in 2003, the asset mix for the Pension Plan was re-evaluated by the Employee Benefit Committee. Based on this review, it was determined that no changes were required in the recommended asset model or long-term rate of return assumption.

As a result of the pension-related assumptions currently utilized and other actuarial experiences of the qualified and nonqualified plans, the estimated pension expense is expected to increase by approximately $8.0 million in 2004.

**Purchased and Internally Developed Software.** A significant portion of Northern Trust's products and services are dependent on complex and sophisticated computer systems based primarily on purchased and internally developed software programs. Under Northern Trust's accounting policy, purchased software and other allowable internal costs, including compensation, relating to software developed for internal use are capitalized. Capitalized software is then amortized over its estimated useful life ranging from 3 to 10 years. Northern Trust believes that the accounting estimate relating to the determination and ongoing review of the estimated useful lives of capitalized software is a critical accounting policy. Northern Trust has this view because rapidly changing technology can unexpectedly change software functionality, resulting in a significant change in the useful life, including a complete write-off of software applications. In addition, product changes can also render existing software obsolete requiring a write-off of the carrying value of the asset.

In order to address this risk, Northern Trust's accounting procedures require a quarterly review of all software applications to confirm the reasonableness of asset book values and remaining useful lives. Required adjustments if any, which may result from this process are reviewed by senior management. At December 31, 2003, capitalized software totaled $354.8 million and software amortization in 2003 totaled $93.7 million, which included $13.4 million in software write-downs primarily resulting from a detailed strategic business review.

### IMPLEMENTATION OF ACCOUNTING STANDARDS

Information related to new accounting pronouncements adopted during 2003 is contained in Footnote 2, "Recent Accounting Pronouncements," on page 67.

### CAPITAL EXPENDITURES

Northern Trust's Management Committee reviews and approves proposed significant capital expenditures. This process is designed to assure that the major projects to which Northern Trust commits its resources produce benefits compatible with corporate strategic goals.

Capital expenditures in 2003 included ongoing enhancements to Northern Trust's hardware and software capabilities and expansion or renovation in several existing offices. Capital expenditures for 2003 totaled $180.3 million, of which $98.4 million was for software, $22.1 million was for building and leasehold improvements, $50.4 million for computer hardware and machinery and $9.4 million for furnishings. These capital expenditures are designed principally to support and enhance the transaction processing, investment management and securities handling capability of the trust and banking businesses, as well as relationship management and client interaction. Additional capital expenditures planned for systems technology will result in future expenses for the depreciation of hardware and amortization of software. Depreciation and software amortization associated with these capital expenditures are charged to equipment and other operating expenses, respectively. The unamortized capitalized cost of corporate-wide software development projects as of December 31, 2003 was $354.8 million, compared with $371.1 million at the previous year-end.

## OFF-BALANCE SHEET ARRANGEMENTS

**Trust Assets.** Northern Trust, in the normal course of business, holds trust assets under administration and under management in a fiduciary or agency capacity for its clients. In accordance with accounting principles generally accepted in the United States, these assets are not assets of Northern Trust and are not included in its consolidated balance sheet.

**Financial Guarantees.** Northern Trust issues financial guarantees in the form of standby letters of credit to meet the liquidity and credit enhancement needs of its clients. Standby letters of credit obligate Northern Trust to meet certain financial obligations of its clients, if, under the contractual terms of the agreement, the clients are unable to do so. These instruments are primarily issued to support public and private financial commitments, including commercial paper, bond financing, initial margin requirements on futures exchanges and similar transactions.

Credit risk is the principal risk associated with these instruments. The contractual amounts of these instruments represent the credit risk should the instrument be fully drawn upon and the client defaults. To control the credit risk associated with issuing letters of credit, Northern Trust subjects such activities to the same credit quality and monitoring controls as its lending activities. Certain standby letters of credit have been secured with cash deposits or participated to others. Northern Trust is obligated to meet the entire financial obligation of these agreements and in certain cases is able to recover the amounts paid through recourse against cash deposits or other participants. Subsequent to its adoption in January 2003 of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," Northern Trust records a liability on its consolidated balance sheet reflecting the obligation it has undertaken in issuing standby letters of credit. Northern Trust's recorded liability for standby letters of credit, measured at the estimated fair value of these instruments, totaled $4.4 million at December 31, 2003.

The following table shows the contractual amounts of standby letters of credit.

| | December 31 | |
|---|---|---|
| (In Millions) | 2003 | 2002 |
| Standby Letters of Credit: | | |
| Corporate | $ 617.6 | $ 683.8 |
| Industrial Revenue | 1,286.5 | 1,353.1 |
| Other | 617.2 | 491.7 |
| Total Standby Letters of Credit* | $2,521.3 | $2,528.6 |

**These amounts include $271.1 million and $256.3 million of standby letters of credit secured by cash deposits or participated to others as of December 31, 2003 and 2002, respectively. The weighted average maturity of standby letters of credit was 20 months at December 31, 2003 and December 31, 2002.*

**Variable Interests.** In 1997, Northern Trust issued $150 million of Floating Rate Capital Securities, Series A, and $120 million of Floating Rate Capital Securities, Series B, through statutory business trusts wholly-owned by the Corporation ("NTC Capital I" and "NTC Capital II", respectively). The sole assets of the trusts are Subordinated Debentures of Northern Trust Corporation that have the same interest rates and maturity dates as the corresponding distribution rates and redemption dates of the Floating Rate Capital Securities.

The outstanding principal amount of the Subordinated Debentures, net of discount, held by the trusts totaled $276.2 million as of December 31, 2003. The book value of the Series A and Series B Securities totaled $267.9 million as of December 31, 2003. Both Series A and B Securities qualify as tier 1 capital for regulatory purposes.

Effective with its adoption of FASB revised Interpretation No. 46 (FIN 46) in December 2003, the Corporation deconsolidated the trusts which issued the Floating Rate Capital Securities. The impact of deconsolidating the trusts was an increase in long-term debt of $8.3 million as of December 31, 2003, as the Corporation now records the outstanding balances of the Subordinated Debentures on its consolidated balance sheet. Previous to this change, the Corporation recorded the outstanding balances of the Series A and B Securities on its consolidated balance sheet and the Subordinated Debentures were eliminated in consolidation as intercompany balances. The Federal Reserve Board issued a supervisory letter in July 2003 indicating that securities such as the Series A and B Securities would continue to qualify as tier 1 capital for regulatory purposes until further notice and that it would continue to review the regulatory implications of any accounting treatment changes and provide further guidance, if needed.

Northern Trust has interests in other variable interest entities as defined by FIN 46; however, Northern Trust is not considered the primary beneficiary of these entities and the interests in these entities do not have a material impact on Northern Trust's consolidated financial position or results of operations.

## LIQUIDITY AND CAPITAL RESOURCES

**Liquidity Risk Management.** The objectives of liquidity risk management are to ensure that Northern Trust can meet its cash flow requirements and to capitalize on business opportunities on a timely and cost effective basis. Management monitors the liquidity position on a daily basis to make funds available at a minimum cost to meet loan and deposit cash flows. The liquidity profile is also structured so that the capital needs of the Corporation and its banking subsidiaries are met. Management maintains a detailed liquidity contingency plan designed to adequately respond to dramatic changes in market conditions.

Liquidity is secured by managing the mix of items on the balance sheet and expanding potential sources of liquidity. The balance sheet sources of liquidity include the short-term money market portfolio, unpledged available for sale securities, maturing loans and the ability to securitize a portion of the loan portfolio. Further, liquidity arises from the diverse funding base and the fact that a significant portion of funding comes from clients that have other relationships with Northern Trust.

A significant source of liquidity is the ability to draw funding from both domestic and international markets. The Bank's senior long-term debt is rated AA- by Standard & Poor's, Aa3 by Moody's Investors Service, and AA- by Fitch. These ratings allow the Bank to access capital markets on favorable terms.

Northern Trust maintains a liquid balance sheet with loans representing only 43% of total assets. Further, at December 31, 2003, there was a significant liquidity reserve on the consolidated balance sheet in the form of cash and due from banks, securities available for sale, and money market assets, which in aggregate totaled $19.6 billion or 47% of total assets.

The Corporation's uses of cash consist mainly of dividend payments to the Corporation's common and preferred stockholders, the payment of principal and interest to note holders, purchases of its common stock and acquisitions. These cash needs are met largely by dividend payments from its subsidiaries, and by interest and dividends earned on investment securities and money market assets. Bank subsidiary dividends are subject to certain restrictions that are explained in Note 28 on page 88. Bank subsidiaries have the ability to pay dividends during 2004 equal to their 2004 eligible net profits plus $229.4 million. The Corporation's liquidity, defined as the amount of marketable assets in excess of commercial paper, was strong at $233.1 million at year-end 2003. The cash flows of the Corporation are shown in Note 32 on page 95. The Corporation also has a $50 million back-up line of credit for its commercial paper issuance.

The following table shows Northern Trust's contractual obligations at December 31, 2003.

**CONTRACTUAL OBLIGATIONS**

| | | Payment Due by Period | | | |
|---|---|---|---|---|---|
| (In Millions) | Total | One Year and Less | 1-3 Years | 4-5 Years | Over 5 Years |
| Bank-Senior Notes* | $ 350.0 | $150.0 | $200.0 | $ — | $ — |
| Subordinated Debt* | 850.0 | — | 200.0 | 100.0 | 550.0 |
| Floating Rate Capital Debt* | 278.4 | — | — | — | 278.4 |
| Capital Lease Obligations** | 21.1 | 2.4 | 4.8 | 5.0 | 8.9 |
| Operating Leases** | 570.6 | 49.6 | 94.3 | 82.1 | 344.6 |
| Purchase Obligations*** | 380.4 | 95.2 | 147.2 | 134.8 | 3.2 |
| Total Contractual Obligations | $2,450.5 | $297.2 | $646.3 | $321.9 | $1,185.1 |

** Refer to Notes 12 and 13 to the Consolidated Financial Statements for further details*
*** Refer to Note 10 to the Consolidated Financial Statements for further details*
**** Purchase obligations consist primarily of ongoing operating costs related to outsourcing arrangements for certain cash management services and the support and maintenance of the Corporation's technological requirements. Certain obligations are in the form of variable rate contracts and, in some instances, 2003 activity was used as a base to project future obligations.*

**Capital Management.** One of management's primary objectives is to maintain a strong capital position to merit the confidence of clients, the investing public, bank regulators and stockholders. A strong capital position helps Northern Trust take advantage of profitable investment opportunities when they arise and helps withstand unforeseen adverse developments. In 2003, capital levels were strengthened as average common equity increased 7% or $180.5 million reaching a record $3.06 billion at year-end, while total risk-weighted assets rose 3%. In 2003, all of the outstanding Series C and Series D preferred stock, with a total book value of $120.0 million, was redeemed. During 2003, the Corporation purchased 2,813,469 of its own common shares at a cost of $113.0 million, as part of its share buyback program. The buyback program is designed, among other things, to help offset the dilutive effect of the Corporation's incentive stock programs. Under this program, the Corporation may purchase up to 10.2 million additional shares after December 31, 2003.

**CAPITAL ADEQUACY**

| | December 31 | |
|---|---|---|
| ($ In Millions) | 2003 | 2002 |
| **Tier 1 Capital** | | |
| Common Stockholders' Equity | **$ 3,055** | $ 2,880 |
| Floating Rate Capital Debt | **268** | 268 |
| Goodwill and Other Intangible Assets | **(235)** | (110) |
| Net Unrealized Gain on Securities | **(3)** | (12) |
| Nonfinancial Equity Investments | **(3)** | (3) |
| Total Tier 1 Capital | **3,082** | 3,023 |
| **Tier 2 Capital** | | |
| Auction Rate Preferred Stock | **—** | 120 |
| Reserve for Credit Losses Assigned to Loans and Leases | **149** | 161 |
| Off-Balance Sheet Credit Loss Reserve | **8** | 8 |
| Reserves Against Identified Losses | **(37)** | (25) |
| Long-Term Debt* | **690** | 550 |
| Total Tier 2 Capital | **810** | 814 |
| **Total Risk-Based Capital** | **$ 3,892** | $ 3,837 |
| Risk-Weighted Assets** | **$27,876** | $27,150 |
| Total Assets–End of Period (EOP) | **$41,450** | $39,478 |
| Average Fourth Quarter Assets** | **40,804** | 38,967 |
| Total Loans–EOP | **17,814** | 18,064 |
| **Ratios** | | |
| Risk-Based Capital to Risk-Weighted Assets | | |
| Tier 1 | **11.1%** | 11.1% |
| Total (Tier 1 and Tier 2) | **14.0** | 14.1 |
| Leverage | **7.6** | 7.8 |
| **Common Stockholders' Equity to** | | |
| Total Loans EOP | **17.2%** | 15.9% |
| Total Assets EOP | **7.4** | 7.3 |
| **Stockholders' Equity to** | | |
| Total Loans EOP | **17.2%** | 16.6% |
| Total Assets EOP | **7.4** | 7.6 |

*Notes:*
**Long-Term Debt that qualifies for risk-based capital amortizes for the purpose of inclusion in tier 2 capital during the five years before maturity.*
***Assets have been adjusted for goodwill and other intangible assets, net unrealized (gain) loss on securities and excess reserve for credit losses that have been excluded from tier 1 and tier 2 capital, if any.*

The Board of Directors increased the quarterly dividend by 12% to $.19 per common share in November 2003. The common dividend has increased 58% from its level five years ago.

The higher capital levels in 2003 were the result of Northern Trust's ongoing policy of retaining a sufficient percentage of earnings in the Corporation to allow for strategic expansion while maintaining a strong balance sheet. All of Northern Trust's capital ratios were well above the ratios that are a requirement for regulatory classification as "well capitalized." At December 31, 2003, tier 1 capital was 11.1% and total capital was 14.0% of risk-weighted assets. These risk-based capital ratios are well above the minimum requirements of 4.0% for tier 1 and 8.0% for total risk-based capital ratios. Northern Trust's leverage ratio (tier 1 capital to fourth quarter average assets) of 7.6% is also well above the regulatory requirement of 3.0%. In addition, each of the subsidiary banks had a ratio of at least 8.9% for tier 1 capital, 11.4% for total risk-based capital, and 5.9% for the leverage ratio.

**RISK MANAGEMENT**

**Asset Quality and Credit Risk Management-Securities.** Northern Trust maintains a high quality securities portfolio, with 85% of the total portfolio composed of U.S. Treasury or federal agency securities. The remainder of the portfolio consists of obligations of states and political subdivisions, preferred stock and other securities, including Federal Home Loan Bank stock and Federal Reserve Bank stock. At December 31, 2003, 81% of these securities were rated triple-A or double-A, 3% were rated single-A and 16% were below A or not rated by Standard and Poor's and/or Moody's Investors Service.

Northern Trust is an active participant in the repurchase agreement market. This market provides a relatively low cost alternative for short-term funding. Securities purchased under agreements to resell and securities sold under agreements to repurchase are recorded at the amounts at which the securities were acquired or sold plus accrued interest. To minimize any potential credit risk associated with these transactions, the fair value of the securities purchased or sold is continuously monitored, limits are set on exposure with counterparties, and the financial condition of counterparties is regularly assessed. It is Northern Trust's policy to take possession of securities purchased under agreements to resell. Securities sold under agreements to repurchase are held by the counterparty until the repurchase transaction matures.

**Loans and Other Extensions of Credit.** Credit risk is inherent in Northern Trust's various lending activities. Northern Trust focuses its lending efforts on clients with existing trust or treasury management relationships or who are looking to build a full range of financial services. Credit risk is managed through the Credit Policy function, which is designed to assure adherence to a high level of credit standards. The Credit Policy function reports to the Corporation's Head of Corporate Risk Management. Credit Policy provides a system of checks and balances for

Northern Trust's diverse credit-related activities by establishing and monitoring all credit-related policies and practices throughout Northern Trust and assuring their uniform application. These activities are designed to diversify credit exposure on an industry and client basis, thus lessening overall credit risk. These credit management activities also apply to Northern Trust's use of derivative financial instruments, including foreign exchange contracts and interest risk management instruments.

Individual credit authority for commercial and other loans is limited to specified amounts and maturities. Credit decisions involving commitment exposure in excess of the specified individual limits are submitted to the appropriate Credit Approval Committee (Committee). Each Committee is chaired by the executive in charge of the area and has a Credit Policy officer as a voting participant. Each Committee's credit approval authority is specified, based on commitment levels, credit ratings and maturities. Credits involving commitment exposure in excess of these limits require the approval of the Senior Credit Committee.

The Counterparty Risk Management Committee established by Credit Policy manages counterparty risk. This committee has sole credit authority for exposure to all foreign banks, certain domestic banks which Credit Policy deems to be counterparties and which do not have commercial credit relationships within the Corporation, and certain other exposures.

Under the auspices of Credit Policy, country exposure limits are reviewed and approved on a country-by-country basis.

As part of Northern Trust's ongoing credit granting process, internal credit ratings are assigned to each client and credit before credit is extended, based on an assessment of creditworthiness. Credit Policy performs at least annually, a review of selected significant credit exposures to identify at the earliest possible stages, clients who might be facing financial difficulties. Internal credit ratings are also reviewed during this process. Above average risk loans receive special attention by both lending officers and Credit Policy. This approach allows management to take remedial action in an effort to deal with potential problems.

An integral part of the Credit Policy function is a formal review of past due and potential problem loans to determine which credits, if any, need to be placed on nonaccrual status or charged off. As more fully described on pages 51 through 54, the provision for credit losses is reviewed quarterly to determine the amount necessary to maintain an adequate reserve for credit losses.

A further way in which credit risk is managed is by requiring collateral. Management's assessment of the borrower's creditworthiness determines whether collateral is obtained. The amount and type of collateral held varies but may include deposits held in financial institutions, U.S. Treasury securities, other marketable securities, income-producing commercial properties, accounts receivable, property, plant and equipment, and inventory. Collateral values are monitored on a regular basis to ensure that they are maintained at an appropriate level.

The largest component of credit risk relates to the loan portfolio. In addition, credit risk is inherent in certain contractual obligations such as legally binding unfunded commitments to extend credit, commercial letters of credit and standby letters of credit. These contractual obligations and arrangements are discussed in Note 26 and are presented in the tables that follow.

**COMPOSITION OF LOAN PORTFOLIO**

| | December 31 | | | | |
|---|---|---|---|---|---|
| (In Millions) | 2003 | 2002 | 2001 | 2000 | 1999 |
| Domestic | | | | | |
| Residential Real Estate | **$ 7,975.3** | $ 7,808.1 | $ 7,427.9 | $ 6,822.8 | $ 6,257.7 |
| Commercial | **3,405.3** | 3,968.3 | 4,741.6 | 4,796.8 | 4,704.1 |
| Broker | **7.0** | 8.8 | 11.8 | 126.4 | 88.8 |
| Commercial Real Estate | **1,297.1** | 1,168.5 | 1,025.6 | 911.0 | 780.4 |
| Personal | **2,699.9** | 2,480.8 | 2,208.8 | 2,289.3 | 1,659.9 |
| Other | **743.9** | 959.3 | 768.6 | 1,207.1 | 566.5 |
| Lease Financing | **1,228.0** | 1,276.0 | 1,202.6 | 1,034.4 | 691.5 |
| Total Domestic | **$17,356.5** | $17,669.8 | $17,386.9 | $17,187.8 | $14,748.9 |
| International | **457.3** | 393.9 | 593.0 | 956.8 | 625.6 |
| Total Loans and Leases | **$17,813.8** | $18,063.7 | $17,979.9 | $18,144.6 | $15,374.5 |

**SUMMARY OF OFF-BALANCE SHEET FINANCIAL INSTRUMENTS WITH CONTRACT AMOUNTS THAT REPRESENT CREDIT RISK**

| | December 31 | |
|---|---|---|
| (In Millions) | 2003 | 2002 |
| Unfunded Commitments to Extend Credit | | |
| One Year and Less | $ 8,892.9 | $10,031.5 |
| Over One Year | 7,648.7 | 7,152.1 |
| Total | $16,541.6 | $17,183.6 |
| Standby Letters of Credit | 2,521.3 | 2,528.6 |
| Commercial Letters of Credit | 26.1 | 49.5 |
| Custody Securities Lent with Indemnification | 73,966.3 | 49,158.1 |

**UNFUNDED COMMITMENTS TO EXTEND CREDIT AT DECEMBER 31, 2003 BY INDUSTRY SECTOR**

| (In Millions) | | Commitment Expiration | | |
|---|---|---|---|---|
| Industry Sector | Total Commitments | One Year and Less | Over One Year | Outstanding Loans |
| Finance and Insurance | $ 2,573.2 | $1,671.0 | $ 902.2 | $ 423.5 |
| Holding Companies | 230.1 | 181.9 | 48.2 | 116.5 |
| Manufacturing | 3,861.1 | 1,670.1 | 2,191.0 | 599.6 |
| Mining | 353.8 | 162.8 | 191.0 | 8.8 |
| Public Administration | 52.0 | 7.5 | 44.5 | 118.7 |
| Retail Trade | 482.1 | 240.4 | 241.7 | 102.3 |
| Security and Commodity Brokers | 100.1 | 100.0 | .1 | 7.0 |
| Services | 3,145.8 | 1,830.9 | 1,314.9 | 1,243.0 |
| Transportation and Warehousing | 439.0 | 186.5 | 252.5 | 69.4 |
| Utilities | 339.1 | 228.5 | 110.6 | 21.4 |
| Wholesale Trade | 879.3 | 336.0 | 543.3 | 359.6 |
| Other Commercial | 322.2 | 174.4 | 147.8 | 342.5 |
| Total Commercial and Broker* | $12,777.8 | $6,790.0 | $ 5,987.8 | $ 3,412.3 |
| Residential Real Estate | 1,247.1 | 129.2 | 1,117.9 | 7,975.3 |
| Commercial Real Estate | 185.1 | 56.4 | 128.7 | 1,297.1 |
| Personal | 1,839.2 | 1,470.6 | 368.6 | 2,699.9 |
| Other | 386.4 | 340.7 | 45.7 | 743.9 |
| Lease Financing | — | — | — | 1,228.0 |
| International | 106.0 | 106.0 | — | 457.3 |
| Total | $16,541.6 | $8,892.9 | $ 7,648.7 | $17,813.8 |

** Commercial and Broker industry sector information is presented on the basis of the North American Industry Classification System(NAICS). NAICS has replaced the Standard Industrial Classification(SIC) system, which was the basis for reporting in the prior year.*

Although credit exposure is well diversified, there are certain groups of loans that meet the accounting definition under SFAS No. 107 of credit risk concentrations. According to this statement, group concentrations of credit risk exist if a number of borrowers or other counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The fact that an extension of credit falls into one of these groups does not necessarily indicate that the credit has a higher than normal degree of credit risk. These groups are: residential real estate, middle market companies and small businesses, banks and bank holding companies, commercial real estate and commercial aircraft leases.

**Residential Real Estate.** The residential real estate loan portfolio totaled $8.0 billion or 46% of total domestic loans at December 31, 2003, compared with $7.8 billion or 44% at December 31, 2002. Residential real estate loans consist of conventional home mortgages and equity credit lines, which generally require a loan to collateral value of no more than 75% to 80% at inception.

Of the total $8.0 billion in residential real estate loans, $3.3 billion were in the greater Chicago area with the remainder distributed throughout the other geographic regions served by Northern Trust. Legally binding commitments to extend credit, which are primarily equity credit lines, totaled $1.2 billion at both December 31, 2003 and 2002.

**Middle Market Companies and Small Businesses.** Credit exposure to middle market companies and small businesses is primarily in the form of commercial loans, which totaled $1.9 billion at both December 31, 2003 and December 31, 2002. These loans are to a diversified group of borrowers that are predominantly in the manufacturing, wholesaling, distribution and services industries, most of which have total annual sales of less than $500 million. The largest component of this group of borrowers is located in the mid-western areas served by the Bank. Middle market and small businesses have been an important focus of Northern Trust's business development efforts both for commercial banking and personal trust/private banking services and it is part of the strategic plan to continue to selectively grow the portfolio with such entities. The credit risk associated with middle market and small business lending is principally influenced by general economic conditions and the resulting impact on the borrower's operations.

Legally binding commitments to extend credit, standby letters of credit, and commercial letters of credit to middle market companies and small businesses totaled $3.2 billion, $1.5 billion, and $22.6 million, respectively, as of December 31, 2003, and $2.9 billion, $1.4 billion, and $16.3 million, respectively, as of December 31, 2002.

**Banks and Bank Holding Companies.** On-balance sheet credit risk to banks and bank holding companies, both domestic and international, totaled $11.3 billion and $10.8 billion at December 31, 2003 and 2002, respectively. The majority of this exposure consisted of short-term money market assets, which totaled $9.5 billion and $9.2 billion at December 31, 2003 and December 31, 2002, respectively, and noninterest-bearing demand balances maintained at correspondent banks which totaled $1.3 billion and $1.2 billion at December 31, 2003 and December 31, 2002, respectively. Commercial loans to banks totaled $139.5 million and $229.0 million, respectively, as of December 31, 2003 and 2002. The majority of these loans were to U.S. bank holding companies, primarily in the Greater Midwest, for their acquisition and other corporate purposes. Such lending activity is limited to entities, which have a substantial business relationship with Northern Trust. At December 31, 2003, legally binding commitments to extend credit to banks and bank holding companies totaled $215.9 million and standby letters of credit totaled $79.3 million. At December 31, 2002, legally binding commitments were $283.8 million and standby letters of credit were $123.5 million.

**Commercial Real Estate.** In managing its credit exposure, management has defined a commercial real estate loan as one where: (1) the borrower's principal business activity is the acquisition or the development of real estate for commercial purposes; (2) the principal collateral is real estate held for commercial purposes, and loan repayment is expected to flow from the operation of the property; or (3) the loan repayment is expected to flow from the sale or refinance of real estate as a normal and ongoing part of the business. Unsecured lines of credit to firms or individuals engaged in commercial real estate endeavors are included without regard to the use of loan proceeds. The commercial real estate portfolio consists of interim loans and commercial mortgages.

Short-term interim loans provide financing for the initial phases of the acquisition or development of commercial real estate, with the intent that the borrower will refinance the loan through another financial institution or sell the project upon its completion. The interim loans are primarily in those markets where Northern Trust has a strong presence and a thorough knowledge of the local economy. The interim loans, which totaled $436.1 million and $388.1 million as of December 31, 2003 and 2002, respectively, are composed primarily of loans to developers that are highly experienced and well known to Northern Trust.

Commercial mortgage financing, which totaled $861.0 million and $780.4 million as of December 31, 2003 and 2002, respectively, is provided for the acquisition of income producing properties. Cash flows from the properties generally are sufficient to amortize the loan. These loans average less than $500,000 each and are primarily located in the suburban Chicago and Florida markets.

At December 31, 2003, legally binding commitments to extend credit and standby letters of credit to commercial real estate developers totaled $227.5 million and $23.6 million, respectively. At December 31, 2002, legally binding commitments were $254.2 million and standby letters of credit were $123.1 million.

**Commercial Aircraft Leases.** Through its leasing subsidiary, Norlease, Inc., Northern Trust has entered into leveraged lease transactions involving commercial aircraft totaling $240 million, which are a part of the $1.2 billion lease financing portfolio at December 31, 2003. $139 million of the leveraged leases involve aircraft leases to foreign airlines, where the leases are fully backed by a combination of pledged marketable securities and guarantees from either a domestic "AAA" rated insurance company or a large U.S.-based banking institution. $10 million represents leases to domestic airlines; $71 million to commercial transport companies; and, the balance for commuter aircraft leases, the last of which are guaranteed by aircraft manufacturers or by sovereign entities.

**Foreign Outstandings.** As used in this discussion, foreign outstandings are cross-border outstandings as defined by the Securities and Exchange Commission. They consist of loans, acceptances, interest-bearing deposits with financial institutions, accrued interest and other monetary assets. Not included are letters of credit, loan commitments, and foreign office local currency claims on residents funded by local currency liabilities. Foreign outstandings related to a specific country are net of guarantees given by third parties resident outside the country and the value of tangible, liquid collateral held outside the country. However, transactions with branches of foreign banks are included in these outstandings and are classified according to the country location of the foreign banks' head office.

Short-term interbank time deposits with foreign banks represent the largest category of foreign outstandings. The Chicago head office and the London Branch actively participate in the interbank market with U.S. and foreign banks. International commercial lending activities also include import and export financing for U.S.-based clients.

Northern Trust places deposits with counterparties that have high internal (Northern Trust) and external credit ratings. These foreign banks are approved and monitored by Northern Trust's Counterparty Risk Management Committee. The Committee has credit authority for exposure to all foreign banks and employs a review process that results in credit limits. This process includes financial analysis of the foreign banks, use of an internal rating system and consideration of external ratings from rating agencies. Each counterparty is reviewed at least annually. Separate from the entity-specific review process, the average life to maturity of deposits with foreign banks is deliberately maintained on a short-term basis in order to respond quickly to changing credit conditions. Additionally, the Committee performs a country-risk analysis and imposes limits to country exposure. The following table provides information on foreign outstandings by country that exceed 1.00% of Northern Trust's assets.

FOREIGN OUTSTANDINGS

| (In Millions) | Banks | Commercial and Other | Total |
|---|---|---|---|
| **At December 31, 2003** | | | |
| France | **$1,377** | **$—** | **$1,377** |
| United Kingdom | **1,348** | **17** | **1,365** |
| Germany | **784** | **13** | **797** |
| Netherlands | **595** | **16** | **611** |
| Spain | **567** | **—** | **567** |
| Belgium | **559** | **2** | **561** |
| Ireland | **415** | **17** | **432** |
| Italy | **420** | **—** | **420** |
| **At December 31, 2002** | | | |
| United Kingdom | $ 954 | $39 | $ 993 |
| France | 949 | — | 949 |
| Italy | 614 | — | 614 |
| Belgium | 579 | 1 | 580 |
| Netherlands | 520 | 23 | 543 |
| Canada | 507 | 22 | 529 |
| Germany | 520 | — | 520 |
| Sweden | 471 | 5 | 476 |
| Ireland | 423 | 21 | 444 |
| **At December 31, 2001** | | | |
| Germany | $ 992 | $— | $ 992 |
| United Kingdom | 916 | 71 | 987 |
| Canada | 832 | — | 832 |
| France | 762 | — | 762 |
| Netherlands | 475 | 13 | 488 |
| Italy | 433 | — | 433 |
| Belgium | 431 | — | 431 |
| Switzerland | 409 | — | 409 |

*Countries whose aggregate outstandings totaled between .75% and 1.00% of total assets were as follows: Switzerland, Canada and Singapore with aggregate outstandings of $1.0 billion at December 31, 2003, Spain and Singapore with aggregate outstandings of $614 million at December 31, 2002, and Ireland and Sweden with aggregate outstandings of $654 million at December 31, 2001.*

**NONPERFORMING ASSETS AND 90 DAY PAST DUE LOANS**

| | December 31 | | | | |
|---|---|---|---|---|---|
| (In Millions) | 2003 | 2002 | 2001 | 2000 | 1999 |
| Nonaccrual Loans | | | | | |
| Domestic | | | | | |
| Residential Real Estate | **$ 4.5** | $ 4.8 | $ 5.0 | $ 2.9 | $ 6.4 |
| Commercial | **75.3** | 87.6 | 99.3 | 71.2 | 50.3 |
| Commercial Real Estate | **.1** | .7 | 4.3 | 1.8 | 1.9 |
| Personal | **.1** | .3 | .1 | .4 | .7 |
| International | — | — | — | — | — |
| Total Nonaccrual Loans | **80.0** | 93.4 | 108.7 | 76.3 | 59.3 |
| Other Real Estate Owned | **.3** | 1.2 | .8 | 2.2 | 1.3 |
| Total Nonperforming Assets | **$80.3** | $94.6 | $109.5 | $78.5 | $60.6 |
| Total 90 Day Past Due Loans (still accruing) | **$21.0** | $15.2 | $ 14.5 | $30.5 | $15.4 |

**Nonperforming Assets and 90 Day Past Due Loans.** Nonperforming assets consist of nonaccrual loans, restructured loans and Other Real Estate Owned (OREO). OREO is comprised of commercial and residential properties acquired in partial or total satisfaction of problem loans. Past due loans are loans that are delinquent 90 days or more and still accruing interest. The level of 90 day past due loans at any reporting period can fluctuate widely based on the timing of cash collections, renegotiations and renewals.

Maintaining a low level of nonperforming assets is important to the ongoing success of a financial institution. In addition to the negative impact on both net interest income and credit losses, nonperforming assets also increase operating costs due to the expense associated with collection efforts. Northern Trust's comprehensive credit review and approval process is a critical part of its ability to minimize nonperforming assets on a long-term basis.

The table above presents the nonperforming assets and past due loans for the current and prior years. Of the total loan portfolio of $17.8 billion at December 31, 2003, $80.0 million or .45% was nonaccrual, a decrease of $13.4 million from year-end 2002. Nonaccrual loans at the end of 2003 include $40.5 million relating to two commercial clients that have exposure to asbestos-related claims.

Included in the portfolio of nonaccrual loans are those loans that meet the criteria of being "impaired." A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. As of December 31, 2003, impaired loans, all of which have been classified as nonaccrual, totaled $78.7 million, net of $12.0 million in charge-offs. These loans had $37.0 million of the reserve for credit losses allocated to them.

**Provision and Reserve for Credit Losses.** Changes in the reserve for credit losses were as follows:

| (In Millions) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Balance at Beginning of Year | **$168.5** | $161.6 | $162.9 |
| Charge-Offs | **(22.3)** | (36.6) | (69.0) |
| Recoveries | **8.5** | 6.0 | 1.2 |
| Net Charge-Offs | **(13.8)** | (30.6) | (67.8) |
| Provision for Credit Losses | **2.5** | 37.5 | 66.5 |
| Balance at End of Year | **$157.2** | $168.5 | $161.6 |

The provision for credit losses is the charge against current earnings that is determined by management, through a disciplined credit review process, to be the amount needed to maintain a reserve that is sufficient to absorb credit losses inherent in Northern Trust's loan and lease portfolios and other credit undertakings. The reserve provides for probable losses that have been identified with specific borrower relationships (specific loss component) and for probable losses that are believed to be inherent in the loan and lease portfolios and other credit undertakings but that have not yet been specifically identified (inherent loss component). The table on page 53 shows (i) the specific portion of the reserve, (ii) the allocated portion of the inherent reserve and its components by loan category and (iii) the unallocated portion of the reserve at December 31, 2003 and each of the prior four year-ends.

**Specific Component of the Reserve.** The specific component of the reserve is determined on a loan-by-loan basis as part of the regular review of impaired loans and potential charge-offs. The specific reserve is based on a loan's current book value compared with the present value of its projected future cash flows, collateral value or market value, as is relevant for the particular loan.

At December 31, 2003, the specific reserve component amounted to $37.0 million compared with $25.0 million at the end of 2002. The $12.0 million increase was due primarily to additional reserves required on commercial loans that were reclassified as nonperforming and further deterioration in the credit quality of certain loans, which had previously been identified by management as impaired loans. Offsetting these increases in part were principal repayments and charge-offs of loans that had been reserved for in prior periods.

The increase in the specific loss component of the reserve in the prior year from $21.1 million in 2001 to $25.0 million in 2002 was primarily caused by several commercial loans that were impacted by the economic downturn as well as specific reserves required for two commercial clients that have exposure to asbestos-related claims.

**Allocated Inherent Component of the Reserve.** The allocated portion of the inherent reserve is based on management's review of historical charge-off experience as well as its judgment regarding loans in each credit rating category over a period of time that management determines is adequate to reflect longer-term economic trends. One building block in reaching the appropriate allocated inherent reserve is an analysis of loans by credit rating categories. Credit ratings are determined by members of the Credit Policy Group at the time each loan is approved. These credit ratings are then subject to periodic reviews by the Credit Policy Group, which is independent of business unit management. Credit Policy makes the final determination of each loan's rating. Credit ratings range from "1" for the strongest credits to "9" for the weakest credits; a "9" rated loan would normally represent a complete loss.

Several factors are considered by management to determine the level of the allocated inherent component of the reserve. One of the factors is the historical loss ratio for each credit rating category over the prior five years. The historical loss ratios are evaluated by management and adjusted based on current facts and circumstances. The historical loss factors on higher-risk loans, those rated "5" through "8", are also refined by considering the current economic environment and regulatory guidelines in order to provide a more consistent and reliable method for taking account of credit trends in measuring loss exposure.

Management also maintains a reserve for the commercial, commercial real estate and international segments of the portfolio that have credit ratings from "1" through "4", in order to measure the loss estimated to be inherent in these riskier segments. Because of the higher degree of uncertainty in these portfolios and Northern Trust's past experience, which included significant losses over brief periods of time, management believes it appropriate to maintain a reserve higher than recent charge-off experience would suggest. This is intended to prevent an understatement of reserves based upon over-reliance on more favorable economic conditions included in the historic look-back period.

The allocated inherent component of the reserve also covers the credit exposure associated with undrawn loan commitments and standby letters of credit. To determine the exposure on these instruments, management uses conversion rates used in risk-based capital calculations to determine the balance sheet equivalent amount and assigns a loss factor based on the methodology utilized for outstanding loans.

The allocated portion of the inherent reserve decreased $22.7 million to $100.7 million at December 31, 2003 compared with $123.4 million at December 31, 2002. The decrease in this component of the reserve primarily reflects the overall improvement in credit quality experienced during 2003 as evidenced by the reduction in the outstanding balance of the highest risk rated loans.

In 2002, the allocated portion of the inherent reserve increased $5.4 million from $118.0 million at December 31, 2001. The increase during 2002 primarily reflected the net impact of credit rating changes on several commercial loans that were downgraded due to the decline in their credit quality as a result of the economic slowdown.

**Unallocated Inherent Component of the Reserve.** The unallocated portion of the inherent loss reserve is based on management's review of other factors affecting the determination of probable losses inherent in the portfolio, which are not necessarily captured by the application of historical loss ratios. This portion of the reserve analysis involves the exercise of judgment and reflects considerations such as management's view that the reserve should have a margin that recognizes the imprecision inherent in the process of estimating expected credit losses.

**ALLOCATION OF THE RESERVE FOR CREDIT LOSSES**

| | December 31 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2003 | | 2002 | | 2001 | | 2000 | | 1999 | |
| ($ In Millions) | Reserve Amount | Percent of Loans to Total Loans | Reserve Amount | Percent of Loans to Total Loans | Reserve Amount | Percent of Loans to Total Loans | Reserve Amount | Percent of Loans to Total Loans | Reserve Amount | Percent of Loans to Total Loans |
| Specific Reserve | **$ 37.0** | **—%** | $ 25.0 | —% | $ 21.1 | —% | $ 24.3 | —% | $ 15.0 | —% |
| Allocated Inherent Reserve | | | | | | | | | | |
| Residential Real Estate | **11.9** | **45** | 11.5 | 43 | 9.7 | 41 | 9.6 | 38 | 11.5 | 41 |
| Commercial | **60.9** | **19** | 85.2 | 22 | 81.7 | 27 | 79.1 | 27 | 73.2 | 31 |
| Commercial Real Estate | **16.8** | **7** | 15.5 | 7 | 14.8 | 6 | 13.2 | 5 | 12.2 | 5 |
| Personal | **5.2** | **15** | 5.0 | 14 | 3.8 | 12 | 4.3 | 13 | 3.3 | 11 |
| Other | **—** | **4** | — | 5 | — | 4 | — | 6 | — | 4 |
| Lease Financing | **4.3** | **7** | 4.8 | 7 | 3.0 | 7 | 2.9 | 6 | 2.9 | 4 |
| International | **1.6** | **3** | 1.4 | 2 | 5.0 | 3 | 3.4 | 5 | 3.5 | 4 |
| Total Allocated Inherent Reserve | **$100.7** | **100%** | $123.4 | 100% | $118.0 | 100% | $112.5 | 100% | $106.6 | 100% |
| Unallocated Inherent Reserve | **19.5** | **—** | 20.1 | — | 22.5 | — | 26.1 | — | 29.3 | — |
| Total Reserve for Credit Losses | **$157.2** | **100%** | $168.5 | 100% | $161.6 | 100% | $162.9 | 100% | $150.9 | 100% |
| Reserve Assigned to: | | | | | | | | | | |
| Loans and Leases | **$149.2** | | $161.1 | | $154.3 | | $152.6 | | $135.3 | |
| Unfunded Commitments, Standby Letters of Credit and Derivatives | **8.0** | | 7.4 | | 7.3 | | 10.3 | | 15.6 | |
| Total Reserve for Credit Losses | **$157.2** | | $168.5 | | $161.6 | | $162.9 | | $150.9 | |

In evaluating the level of the unallocated portion of the reserve in 2003, management concluded that there were no significant changes in concentration of credits or other qualitative factors impacting asset quality that had not been recognized in the specific and allocated components of the reserve. Based on these factors and management's current evaluation of the overall quality of the portfolio, the unallocated portion of the reserve at year-end was $19.5 million compared with $20.1 million last year.

***Other Factors.*** The total amount of the two highest risk loan groupings, those rated "7" and "8" (based on Northern Trust's internal rating scale, which closely parallels that of the banking regulators), decreased $103 million to $213 million, of which $78.7 million was classified as impaired. This compares with $316 million last year-end when $90.8 million was classified as impaired. The decrease primarily reflects cash received during the year on certain commercial loans and the migration of certain higher risk rated loans, which require higher reserves, to lower risk credit ratings as a result of improving credit quality. There were no "9" rated loans reported at any time during the periods because loans are charged-off when they are so rated. At December 31, 2003, these highest risk loans represent 1.2% of outstanding loans.

**Overall Reserve.** In establishing the overall reserve level, management considers that 45% of the loan portfolio consists of lower risk residential mortgage loans. The evaluation of the factors above resulted in a reserve for credit losses of $157.2 million at December 31, 2003 compared with $168.5 million at the end of 2002. The reserve of $149.2 million assigned to loans and leases, as a percentage of total loans and leases was .84% at December 31, 2003, compared with .89% at December 31, 2002. The decrease in the reserve level reflects the overall improvement in credit quality within Northern Trust's commercial loan portfolio.

Reserves assigned to unfunded loan commitments, standby letters of credits and derivative products totaled $8.0 million at December 31, 2003, compared with $7.4 million at December 31, 2002.

**Provision.** The resulting provision for credit losses was $2.5 million for the year, while net charge-offs totaled $13.8 million. This compares with a provision for credit losses of $37.5 million and net charge-offs of $30.6 million in 2002. Overall improved credit quality led to the lower provision in the current year. In addition, the prior year's provision level reflected the adverse results of the 2002 industry-wide Shared National Credit review conducted by the banking regulators and charge-offs for a leveraged lease transaction involving United Airlines and the remaining unsecured Enron Corp. exposure.

In 2001, the $66.5 million provision primarily reflected charges taken to address credit exposure to Enron Corp., which filed for bankruptcy in December 2001, as well as other credit risks stemming from the economic recession.

## MARKET RISK MANAGEMENT

**Overview.** The Board of Directors has overall responsibility for Northern Trust's interest rate and foreign exchange risk management policies. To ensure adherence to these policies, the Corporate Asset and Liability Policy Committee (ALCO) establishes and monitors guidelines to control the sensitivity of earnings to changes in interest rates. The guidelines apply to both on- and off-balance sheet positions. ALCO also establishes and monitors limits for foreign exchange risk. The goal of the ALCO process is to maximize earnings while maintaining a high quality balance sheet and carefully controlling interest rate and foreign exchange risk.

**Asset/Liability Management.** Asset/liability management activities include lending, accepting and placing deposits, investing in securities, issuing debt, and hedging interest rate risk with off-balance sheet instruments. The primary market risk associated with asset/liability management activities is interest rate risk. Sensitivity of earnings to interest rate changes arises when yields on assets change in a different time period or in a different amount from that of interest costs on liabilities. To mitigate interest rate risk, the structure of the balance sheet is managed so that movements of interest rates on assets and liabilities (adjusted for off-balance sheet hedges) are highly correlated which allows Northern Trust's interest-bearing assets and liabilities to contribute to earnings even in periods of volatile interest rates.

Northern Trust utilizes the following measurement techniques in the management of interest rate risk: simulation of earnings; simulation of the economic value of equity; and gap analysis. These three techniques are complementary and are used in concert to provide a comprehensive interest rate risk management capability.

Simulation of earnings is the primary tool used to measure the sensitivity of earnings to interest rate changes. Using computer-modeling techniques, Northern Trust is able to measure the potential impact of different interest rate assumptions on pre-tax earnings. All on-balance sheet positions, as well as derivative financial instruments (principally interest rate swaps) that are used to manage interest rate risk, are included in the model simulation.

Northern Trust used model simulations to measure its earnings sensitivity relative to management's most likely interest rate scenarios as of December 31, 2003 and December 31, 2002. Similar to the prior year simulation, the 2004 interest rate scenario assumes a stable interest rate environment during the first half of the year, with moderately rising interest rates for the remainder of the year. The interest sensitivity was tested by running alternative scenarios above and below the most likely interest rate outcome. The table on the following page shows the effect on 2003 and 2004 pre-tax earnings of 100 and 200 basis point upward and 100 basis point downward movements in interest rates relative to management's interest rate assumptions. Each of the movements in interest rates was assumed to have occurred gradually over a one-year period. The 100 basis point increase, for example, consisted of twelve consecutive monthly increases of 8.3 basis points. The following assumptions were also incorporated into the model simulations:

- the balance sheet size was assumed to remain constant over the one-year simulation horizon;
- maturing assets and liabilities were invested or deposited into identical items with the same term;
- prepayments on mortgage loans were projected under each rate scenario using a mortgage analytics system that incorporated market prepayment assumptions; and
- changes in the spreads between retail deposit rates and asset yields were estimated based on historical patterns and current competitive trends.

**INTEREST RATE RISK SIMULATION OF PRE-TAX INCOME AS OF DECEMBER 31, 2003 AND DECEMBER 31, 2002**

| | Estimated Impact On | |
|---|---|---|
| (In Millions) | 2004 Pre-Tax Income Increase/ (Decrease) | 2003 Pre-Tax Income Increase/ (Decrease) |
| **Increase in Interest Rates Above Management's Interest Rate Forecast** | | |
| 100 Basis Points | $ (5.6) | $ (7.9) |
| 200 Basis Points | (12.7) | (17.7) |
| **Decrease in Interest Rates Below Management's Interest Rate Forecast** | | |
| 100 Basis Points | $ 3.8 | $ 4.6 |
| 200 Basis Points | * | * |

**With the targeted federal funds rate at year-end 2003 at 1.00%, a scenario of decreasing interest rates by 200 basis points was not considered reasonable and therefore not presented.*

The simulations of earnings do not incorporate any management actions that might moderate the negative consequences of actual interest rate deviations. For that reason and others, they do not reflect likely actual results but serve as conservative estimates of interest rate risk.

A second technique used to measure interest rate risk is simulation of the economic value of equity, which provides estimates of the potential future impact on equity of various changes in interest rates. The potential effect of interest rate changes on equity is derived from the impact of such changes on the market values of assets, liabilities and off-balance sheet instruments. Northern Trust limits aggregate market risk, as measured in this fashion, to an acceptable level within the context of risk-return trade-offs.

The third technique that is used to measure interest rate risk is gap analysis. The calculation of the interest sensitivity gap measures the timing mismatches between assets and liabilities. This interest sensitivity gap is determined by subtracting the amount of liabilities from the volume of assets that reprice in a particular time interval. A liability sensitive position results when more liabilities than assets reprice or mature within a given period. Under this scenario, as interest rates decline, increased net interest revenue will be generated. Conversely, an asset sensitive position results when more assets than liabilities reprice within a given period; in this instance, net interest revenue would benefit from an increasing interest rate environment. The economic impact of a liability or asset sensitive position depends on the magnitude of actual changes in interest rates relative to the current expectations of market price participants.

A variety of actions are used to implement risk management strategies including:

- purchases of securities;
- sales of securities that are classified as available for sale;
- sales of held for sale residential real estate loans;
- issuance of senior notes and subordinated notes;
- collateralized borrowings from the Federal Home Loan Bank;
- placing and taking Eurodollar time deposits; and
- hedging with various types of derivative financial instruments.

Northern Trust strives to use the most effective instruments for implementing its interest risk management strategies, considering the costs, liquidity, collateral and capital requirements of the various alternatives.

**Foreign Exchange Trading.** Foreign exchange trading activities consist principally of providing foreign exchange services to clients. Most of these services are provided in connection with Northern Trust's growing global custody business. However, in the normal course of business Northern Trust also engages in proprietary trading of foreign currencies. The primary market risk associated with these activities is foreign exchange risk.

Foreign currency positions exist when aggregate obligations to purchase and sell a currency other than the U.S. dollar do not offset each other, or offset each other in different time periods and also include holdings of foreign denominated non-trading assets and liabilities that are not converted to U.S. dollars through the use of hedge contracts. Northern Trust mitigates the risk related to its foreign currency positions by establishing limits on the amounts of, and durations of its positions. The limits on overnight inventory positions are generally lower than the limits established for intra-day trading activity. All overnight positions are monitored by a risk management function, which is separate from the trading function, to ensure that the limits are not exceeded. Although position limits are important in controlling foreign exchange risk, they are not a substitute for the experience or judgment of Northern Trust's senior management and its foreign currency traders, who have extensive knowledge of the foreign currency markets. Foreign currency positions and strategies are adjusted as needed in response to changing market conditions.

As part of its risk management activities, Northern Trust regularly measures the risk of loss associated with foreign currency positions using a value at risk model. This statistical model provides an estimate, based on a 95% confidence level, of the potential loss in earnings that may be incurred if an adverse one-day shift in foreign currency exchange rates were to occur. The model, which is based on a variance/co-variance methodology, incorporates historical currency price data and historical correlations in price movement among the currencies. All foreign currency positions, including foreign denominated non-trading assets and liabilities that were not converted to U.S. dollars through the use of hedge contracts, are included in the model.

Northern Trust's value at risk based on foreign currency positions totaled $49 thousand and $57 thousand as of December 31, 2003 and 2002, respectively. Value at risk totals representing the average, high and low for 2003 were $188 thousand, $385 thousand and $49 thousand, respectively, with the average, high and low for 2002 being $199 thousand, $390 thousand and $57 thousand, respectively. These totals indicate the degree of risk inherent in foreign currency positions as of year-end and during the year; however, it is not a prediction of an expected gain or loss. Actual future gains and losses will vary depending on market conditions and the size and duration of future foreign currency positions.

**Other Trading Activities.** Market risk associated with other trading activities is negligible. Northern Trust is a party to various derivative financial instruments, most of which consist of interest rate swaps entered into to meet clients' interest risk management needs. When Northern Trust enters into such swaps, its policy is to mitigate the resulting interest rate risk with an offsetting swap or with futures contracts. Northern Trust carries in its trading portfolio a small inventory of securities that are held for sale to its clients. The interest rate risk associated with these securities is insignificant.

## OPERATIONAL AND FIDUCIARY RISK MANAGEMENT

In providing banking and trust services, Northern Trust, in addition to safekeeping and managing trust and corporate assets, processes cash and securities transactions which expose Northern Trust to operational and fiduciary risk. Controls over such processing activities are closely monitored to safeguard the assets of Northern Trust and its clients. However, from time to time Northern Trust has incurred losses related to these risks and there can be no assurance that such losses will not occur in the future.

Operational risk is the risk of unexpected losses attributable to human error, systems failures, fraud, or inadequate internal controls and procedures. This risk is mitigated through a system of internal controls that are designed to keep operating risk at levels appropriate to Northern Trust's corporate standards in view of the risks inherent in the markets in which Northern Trust operates. The system of internal controls includes policies and procedures that require the proper authorization, approval, documentation and monitoring of transactions. Each business unit is responsible for complying with corporate policies and external regulations applicable to the unit, and is responsible for establishing specific procedures to do so. Northern Trust's internal auditors monitor the overall effectiveness of the system of internal controls on an ongoing basis.

Fiduciary risk is the risk of loss that may occur as a result of breaching a fiduciary duty to a client. To limit this risk, the Trust Investment Committee establishes corporate policies and procedures to reduce the risk that obligations to clients would not be discharged faithfully or in compliance with applicable legal and regulatory requirements. These policies and procedures provide guidance and establish standards related to the creation, sale, and management of investment products, trade execution, and counterparty selection.

Business units have the primary responsibility for adhering to the policies and procedures applicable to their businesses.

## FACTORS AFFECTING FUTURE RESULTS

This annual report contains statements that may be considered forward-looking, such as the statements relating to Northern Trust's financial goals, dividend policy, expansion and business development plans, projected profit improvements, business prospects and positioning with respect to market and pricing trends, strategic initiatives, re-engineering and outsourcing activities, new business results and outlook, changes in securities market prices, credit quality including reserve levels, planned capital expenditures and technology spending, and the effects of any extraordinary events and various other matters (including changes in accounting standards and interpretations) on Northern Trust's business and results. Forward-looking statements are typically identified by words or phrases, such as "believe," "expect," "anticipate," "intend," "estimate," "may increase," "may fluctuate," "plan," "goal," "strategy," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." Forward-looking statements are Northern Trust's current estimates or expectations of future events or future results. Actual results could differ materially from the results indicated by these statements because the realization of those results is subject to many risks and uncertainties including:

- The future health of the U.S. and international economies and other economic factors (such as the pace of inflation/deflation and consumer confidence in the securities markets) that affect wealth creation, investment and savings patterns and Northern Trust's interest rate risk and credit risk exposure;
- Changes in U.S. and worldwide securities markets with respect to the market values of financial assets, the stability of particular securities markets and the level of volatility in certain markets such as foreign exchange;
- U.S. and international economic factors that may impact Northern Trust's interest rate risk, including the level of or change in interest rates, and credit risk exposure;
- Factors or conditions that may affect Northern Trust's liquidity management objectives, including a decline in the confidence of potential debt and/or equity securities purchasers in the funds markets generally or in Northern Trust in particular or a change in Northern Trust's credit ratings;
- The effects of any extraordinary events (such as terrorist events, war and the U.S. government's response to those events), contagious disease outbreaks or epidemics (such as a SARS outbreak) or natural disasters;
- Changes in the level of cross-border investing by clients resulting from changing economic factors, political conditions or currency markets;
- Regulatory, monetary and banking developments and changes in accounting requirements or interpretations in the U.S. and other countries where Northern Trust has significant business;
- Success in obtaining regulatory approvals when required;
- Changes in the nature of Northern Trust's competition, including changes resulting from industry consolidation and the regulatory environment, as well as actions taken by particular competitors;
- Expansion or contraction of Northern Trust's products, services, and targeted markets in response to strategic opportunities and changes in the nature of Northern Trust's competition, coupled with changes in the level of investment or reinvestment in those products, services, and targeted markets, and the pricing of those products and services;
- Northern Trust's success in continuing to generate new business in its existing markets, as well as its success in identifying and penetrating targeted markets, through acquisition, strategic alliance or otherwise, and generating a profit in those markets in a reasonable time;
- Northern Trust's ability to continue to generate strong investment results for clients and continue to develop its array of investment products, internally or through acquisition, in a manner that meets client needs;
- Northern Trust's ability to continue to fund and accomplish technological innovation, improve internal processes and controls, address operating and technology risks (including material systems interruptions, human errors or omissions, fraud, and breaches of internal controls), and attract and retain capable staff in order to address operating and technology challenges and increasing volume and complexity in many of its businesses;
- Northern Trust's success in integrating recent and future acquisitions, strategic alliances and preferred provider arrangements and using the acquired businesses, completed alliances and preferred provider arrangements to execute its business strategy;
- The success of Northern Trust's strategic initiatives and its re-engineering and outsourcing activities;
- The impact of divestiture or discontinuance of portions of Northern Trust's businesses;
- The ability of each of Northern Trust's principal businesses to maintain a product mix that achieves acceptable margins;
- Changes in tax laws or other legislation in the U.S. or other countries (including pension reform legislation) that could affect Northern Trust or clients of its personal and institutional asset administration businesses; and
- Uncertainties inherent in the regulatory and litigation process, given that the Northern Trust is subject to various pending and threatened legal actions and proceedings the risks of which are evaluated within the context of current judicial decisions and legislative and regulatory interpretations, and with respect to

which a trier of fact, either a judge or jury, could decide a case contrary to Northern Trust's evaluation of the relevant facts or law, and a court or regulatory agency could act to change or modify existing law on a particular issue.

Some of these risks and uncertainties that may affect future results are discussed in more detail in the sections of "Item 1—Business" of the 2003 Annual Report on Form 10-K captioned "Government Policies," "Competition" and "Regulation and Supervision." All forward-looking statements included in this annual report are based upon information presently available, and Northern Trust assumes no obligation to update any forward-looking statements.

# Consolidated Balance Sheet

| ($ In Millions Except Share Information) | December 31 2003 | 2002 |
|---|---|---|
| **Assets** | | |
| Cash and Due from Banks | **$ 1,595.9** | $ 2,672.2 |
| Federal Funds Sold and Securities Purchased under Agreements to Resell (Note 6) | **754.6** | 964.8 |
| Time Deposits with Banks | **8,767.7** | 8,268.2 |
| Other Interest-Bearing | **42.8** | 99.3 |
| Securities (Notes 5 and 27) | | |
| Available for Sale | **8,422.4** | 5,681.2 |
| Held to Maturity (Fair value–$1,081.6 in 2003 and $942.9 in 2002) | **1,041.5** | 905.0 |
| Trading Account | **7.4** | 7.7 |
| Total Securities | **9,471.3** | 6,593.9 |
| Loans and Leases (Notes 7 and 27) | | |
| Commercial and Other | **9,838.5** | 10,255.6 |
| Residential Mortgages | **7,975.3** | 7,808.1 |
| Total Loans and Leases (Net of unearned income–$435.7 in 2003 and $398.7 in 2002) | **17,813.8** | 18,063.7 |
| Reserve for Credit Losses Assigned to Loans and Leases (Note 8) | **(149.2)** | (161.1) |
| Buildings and Equipment (Notes 9 and 10) | **498.3** | 515.0 |
| Customers' Acceptance Liability | **11.2** | 22.5 |
| Trust Security Settlement Receivables | **170.6** | 608.5 |
| Other Assets (Notes 11 and 29) | **2,473.2** | 1,831.2 |
| Total Assets | **$41,450.2** | $39,478.2 |
| **Liabilities** | | |
| Deposits | | |
| Demand and Other Noninterest-Bearing | **$ 5,084.1** | $ 5,715.2 |
| Savings and Money Market | **7,102.6** | 7,101.9 |
| Savings Certificates | **1,524.5** | 1,827.1 |
| Other Time | **273.6** | 341.8 |
| Foreign Offices–Demand | **683.2** | 886.9 |
| –Time | **11,602.0** | 10,189.2 |
| Total Deposits | **26,270.0** | 26,062.1 |
| Federal Funds Purchased | **2,629.4** | 1,672.5 |
| Securities Sold under Agreements to Repurchase (Note 6) | **1,827.8** | 1,564.0 |
| Commercial Paper | **142.3** | 143.6 |
| Other Borrowings | **3,677.0** | 3,741.0 |
| Senior Notes (Note 12) | **350.0** | 450.0 |
| Long-Term Debt (Note 12) | **864.7** | 765.8 |
| Floating Rate Capital Debt (Note 13) | **276.2** | 267.8 |
| Liability on Acceptances | **11.2** | 22.5 |
| Other Liabilities (Notes 8 and 29) | **2,346.3** | 1,789.1 |
| Total Liabilities | **38,394.9** | 36,478.4 |
| **Stockholders' Equity** | | |
| Preferred Stock (Note 14) | **—** | 120.0 |
| Common Stock, $1.66⅔ Par Value; Authorized 560,000,000 shares in 2003 and 2002; Outstanding 220,118,476 shares in 2003 and 220,800,402 shares in 2002 (Notes 14 and 16) | **379.8** | 379.8 |
| Retained Earnings | **2,990.7** | 2,775.3 |
| Accumulated Other Comprehensive Income (Note 15) | **(8.9)** | 7.1 |
| Common Stock Issuable–Stock Incentive Plans (Note 22) | **88.6** | 118.2 |
| Deferred Compensation | **(26.4)** | (40.2) |
| Treasury Stock (at cost–7,803,048 shares in 2003 and 7,121,122 shares in 2002) | **(368.5)** | (360.4) |
| Total Stockholders' Equity | **3,055.3** | 2,999.8 |
| Total Liabilities and Stockholders' Equity | **$41,450.2** | $39,478.2 |

*See accompanying notes to consolidated financial statements on pages 63–95.*

# Consolidated Statement of Income

| ($ In Millions Except Per Share Information) | For the Year Ended December 31 2003 | 2002 | 2001 |
|---|---|---|---|
| Noninterest Income | | | |
| Trust Fees | **$1,189.1** | $1,161.0 | $1,190.8 |
| Foreign Exchange Trading Profits | **109.6** | 106.4 | 139.8 |
| Treasury Management Fees | **95.6** | 96.3 | 86.4 |
| Security Commissions and Trading Income | **54.8** | 42.9 | 35.5 |
| Other Operating Income (Note 18) | **93.1** | 57.8 | 91.7 |
| Investment Security Gains, net (Note 5) | **—** | .3 | — |
| Total Noninterest Income | **1,542.2** | 1,464.7 | 1,544.2 |
| Net Interest Income (Note 17) | | | |
| Interest Income | **1,055.7** | 1,238.3 | 1,681.4 |
| Interest Expense | **507.5** | 636.5 | 1,085.8 |
| Net Interest Income | **548.2** | 601.8 | 595.6 |
| Provision for Credit Losses (Note 8) | **2.5** | 37.5 | 66.5 |
| Net Interest Income after Provision for Credit Losses | **545.7** | 564.3 | 529.1 |
| Noninterest Expenses | | | |
| Compensation (Notes 22 and 23) | **652.1** | 629.6 | 652.6 |
| Employee Benefits (Note 21) | **133.1** | 125.5 | 118.1 |
| Occupancy Expense (Notes 9 and 10) | **132.7** | 101.8 | 95.7 |
| Equipment Expense (Notes 9 and 10) | **88.2** | 85.0 | 80.1 |
| Other Operating Expenses (Note 18) | **450.7** | 418.1 | 399.4 |
| Total Noninterest Expenses | **1,456.8** | 1,360.0 | 1,345.9 |
| Income from Continuing Operations before Income Taxes | **631.1** | 669.0 | 727.4 |
| Provision for Income Taxes (Note 20) | **207.8** | 221.9 | 242.7 |
| Income from Continuing Operations | **423.3** | 447.1 | 484.7 |
| Discontinued Operations (Note 3) | | | |
| Income (Loss) from Discontinued Operations of NTRC | **(10.0)** | — | 4.5 |
| Loss on Disposal of NTRC | **(20.2)** | — | — |
| Income Tax Benefit (Expense) | **11.7** | — | (1.7) |
| Income (Loss) from Discontinued Operations | **(18.5)** | — | 2.8 |
| **Net Income** | **$ 404.8** | $ 447.1 | $ 487.5 |
| Net Income Applicable to Common Stock | **$ 404.1** | $ 444.9 | $ 483.4 |
| **Per Common Share** | | | |
| Income from Continuing Operations (Note 16)–Basic | **$ 1.92** | $ 2.02 | $ 2.17 |
| –Diluted | **1.89** | 1.97 | 2.10 |
| Net Income (Note 16)–Basic | **$ 1.84** | $ 2.02 | $ 2.18 |
| –Diluted | **1.80** | 1.97 | 2.11 |
| Cash Dividends Declared | **.70** | .68 | .635 |
| Average Number of Common Shares Outstanding–Basic | **220,203,094** | 220,552,132 | 221,425,584 |
| –Diluted | **224,067,844** | 225,834,377 | 228,971,338 |

# Consolidated Statement of Comprehensive Income

| (In Millions) | For the Year Ended December 31 2003 | 2002 | 2001 |
|---|---|---|---|
| Net Income | **$ 404.8** | $ 447.1 | $ 487.5 |
| Other Comprehensive Income (net of tax and reclassifications) | | | |
| Net Unrealized Gains (Losses) on Securities Available for Sale | **(3.0)** | 5.8 | .8 |
| Net Unrealized Gains (Losses) on Cash Flow Hedge Designations | **(5.5)** | 4.3 | 1.7 |
| Cumulative-Effect of Adopting SFAS No. 133 | **—** | — | (.2) |
| Foreign Currency Translation Adjustments | **.5** | (.2) | (.2) |
| Minimum Pension Liability Adjustment | **(8.0)** | (.4) | 8.7 |
| Other Comprehensive Income (Note 15) | **(16.0)** | 9.5 | 10.8 |
| Comprehensive Income | **$ 388.8** | $ 456.6 | $ 498.3 |

*See accompanying notes to consolidated financial statements on pages 63–95.*

# Consolidated Statement of Changes in Stockholders' Equity

| | For the Year Ended December 31 | | |
|---|---|---|---|
| (In Millions) | 2003 | 2002 | 2001 |
| **Preferred Stock** | | | |
| Balance at January 1 | **$ 120.0** | $ 120.0 | $ 120.0 |
| Series C Redeemed | **(60.0)** | — | — |
| Series D Redeemed | **(60.0)** | — | — |
| Balance at December 31 | **—** | 120.0 | 120.0 |
| **Common Stock** | | | |
| Balance at January 1 | **379.8** | 379.8 | 379.8 |
| Balance at December 31 | **379.8** | 379.8 | 379.8 |
| **Retained Earnings** | | | |
| Balance at January 1 | **2,775.3** | 2,520.1 | 2,200.0 |
| Net Income | **404.8** | 447.1 | 487.5 |
| Dividends Declared–Common Stock | **(154.2)** | (150.4) | (141.1) |
| Dividends Declared–Preferred Stock | **(.6)** | (2.2) | (3.9) |
| Stock Issued–Incentive Plan and Awards | **(34.6)** | (39.3) | (22.4) |
| Balance at December 31 | **2,990.7** | 2,775.3 | 2,520.1 |
| **Accumulated Other Comprehensive Income** | | | |
| Balance at January 1 | **7.1** | (2.4) | (13.2) |
| Other Comprehensive Income (Loss) | **(16.0)** | 9.5 | 10.8 |
| Balance at December 31 | **(8.9)** | 7.1 | (2.4) |
| **Common Stock Issuable–Stock Incentive Plans** | | | |
| Balance at January 1 | **118.2** | 147.6 | 110.2 |
| Stock Issuable, net of Stock Issued | **(29.6)** | (29.4) | 37.4 |
| Balance at December 31 | **88.6** | 118.2 | 147.6 |
| **Deferred Compensation** | | | |
| Balance at January 1 | **(40.2)** | (58.1) | (57.9) |
| Compensation Deferred | **(5.3)** | (6.6) | (36.0) |
| Compensation Amortized | **19.1** | 24.5 | 35.8 |
| Balance at December 31 | **(26.4)** | (40.2) | (58.1) |
| **Treasury Stock** | | | |
| Balance at January 1 | **(360.4)** | (333.5) | (276.7) |
| Stock Options and Awards | **104.9** | 115.7 | 100.0 |
| Stock Purchased | **(113.0)** | (142.6) | (156.8) |
| Balance at December 31 | **(368.5)** | (360.4) | (333.5) |
| **Total Stockholders' Equity at December 31** | **$3,055.3** | $2,999.8 | $2,773.5 |

*See accompanying notes to consolidated financial statements on pages 63–95.*

# Consolidated Statement of Cash Flows

| (In Millions) | 2003 | 2002 | 2001 |
|---|---|---|---|
| | For the Year Ended December 31 | | |
| **Cash Flows from Operating Activities:** | | | |
| Net Income | $ **404.8** | $ 447.1 | $ 487.5 |
| Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities: | | | |
| Provision for Credit Losses | **2.5** | 37.5 | 66.5 |
| Depreciation on Buildings and Equipment | **82.2** | 81.0 | 74.5 |
| (Increase) Decrease in Receivables | **(76.7)** | (25.4) | 70.1 |
| Decrease in Interest Payable | **(9.0)** | (5.1) | (13.6) |
| Amortization and Accretion of Securities and Unearned Income | **(20.3)** | (108.4) | (141.2) |
| Severance Liability Relating to Staff Reductions (Note 19) | **7.7** | — | — |
| Reduction in Office Space Leased and Owned, net (Note 19) | **17.7** | — | — |
| Loss on Sale of NTRC Assets (Note 3) | **20.2** | — | — |
| Gain on Sale of Higgins Road Branch Assets (Note 18) | **(17.8)** | — | — |
| Amortization and Retirement of Computer Software (Note 19) | **93.7** | 71.2 | 67.7 |
| Amortization of Intangibles | **10.4** | 6.6 | 16.5 |
| Deferred Income Tax | **87.9** | 93.7 | 127.2 |
| Net (Increase) Decrease in Trading Account Securities | **.3** | 11.2 | (5.5) |
| Other Operating Activities, net | **(92.2)** | 72.5 | 6.7 |
| Net Cash Provided by Operating Activities | **511.4** | 681.9 | 756.4 |
| **Cash Flows from Investing Activities:** | | | |
| Net (Increase) Decrease in Federal Funds Sold and Securities Purchased under Agreements to Resell | **210.2** | 2,600.3 | (3,015.3) |
| Net Increase in Time Deposits with Banks | **(499.5)** | (1,312.3) | (1,762.1) |
| Net (Increase) Decrease in Other Interest-Bearing Assets | **56.5** | (74.3) | 96.3 |
| Purchases of Securities–Held to Maturity | **(215.4)** | (281.4) | (150.0) |
| Proceeds from Maturity and Redemption of Securities–Held to Maturity | **70.8** | 54.3 | 99.5 |
| Purchases of Securities–Available for Sale | **(20,287.0)** | (28,930.2) | (65,235.4) |
| Proceeds from Sale, Maturity and Redemption of Securities–Available for Sale | **17,795.1** | 28,965.3 | 66,441.8 |
| Net (Increase) Decrease in Loans and Leases | **190.6** | (91.8) | 33.7 |
| Purchases of Buildings and Equipment | **(81.9)** | (110.4) | (128.3) |
| Proceeds from Sale of Buildings and Equipment | — | — | 9.1 |
| Purchases and Development of Computer Software | **(98.4)** | (116.6) | (135.1) |
| Net (Increase) Decrease in Trust Security Settlement Receivables | **437.9** | (37.1) | 43.8 |
| Decrease in Cash Due to Acquisitions | **(133.3)** | — | (1.5) |
| Proceeds from Sale of Subsidiary and Branch Assets | **35.4** | — | — |
| Other Investing Activities, net | **(60.7)** | (24.6) | (42.7) |
| Net Cash Provided by (Used in) Investing Activities | **(2,579.7)** | 641.2 | (3,746.2) |
| **Cash Flows from Financing Activities:** | | | |
| Net Increase in Deposits | **207.9** | 1,042.8 | 2,191.4 |
| Net Increase (Decrease) in Federal Funds Purchased | **956.9** | 857.0 | (2,799.5) |
| Net Increase (Decrease) in Securities Sold under Agreements to Repurchase | **263.8** | 156.6 | (169.7) |
| Net Increase (Decrease) in Commercial Paper | **(1.3)** | 5.9 | (4.7) |
| Net Increase (Decrease) in Short-Term Other Borrowings | **(55.6)** | (2,788.2) | 3,939.7 |
| Proceeds from Term Federal Funds Purchased | **3,817.9** | 4,293.0 | 4,675.4 |
| Repayments of Term Federal Funds Purchased | **(3,826.3)** | (4,605.0) | (4,403.4) |
| Proceeds from Senior Notes & Long-Term Debt | **300.0** | - | 154.5 |
| Repayments of Senior Notes & Long-Term Debt | **(301.1)** | (1.0) | (75.8) |
| Treasury Stock Purchased | **(109.9)** | (139.4) | (152.8) |
| Net Proceeds from Stock Options | **25.4** | 19.8 | 19.7 |
| Cash Dividends Paid on Common Stock | **(149.9)** | (150.5) | (137.9) |
| Cash Dividends Paid on Preferred Stock | **(.8)** | (2.3) | (4.4) |
| Redemption of Preferred Stock | **(120.0)** | — | — |
| Other Financing Activities, net | **(15.0)** | 68.1 | 61.8 |
| Net Cash Provided by (Used in) Financing Activities | **992.0** | (1,243.2) | 3,294.3 |
| Increase (Decrease) in Cash and Due from Banks | **(1,076.3)** | 79.9 | 304.5 |
| Cash and Due from Banks at Beginning of Year | **2,672.2** | 2,592.3 | 2,287.8 |
| **Cash and Due from Banks at End of Year** | $ **1,595.9** | $ 2,672.2 | $ 2,592.3 |
| **Schedule of Noncash Investing Activities:** | | | |
| Transfer of Securities from Held to Maturity to Available for Sale | $ — | $ — | $ 167.1 |
| **Supplemental Disclosures of Cash Flow Information:** | | | |
| Interest Paid | $ **516.6** | $ 641.6 | $ 1,099.9 |
| Income Taxes Paid | **91.6** | 75.4 | 60.5 |

*See accompanying notes to consolidated financial statements on pages 63–95.*

**1. Accounting Policies**—The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States and reporting practices prescribed for the banking industry. A description of the significant accounting policies follows:

**A. Basis of Presentation.** The consolidated financial statements include the accounts of Northern Trust Corporation (Corporation) and its wholly-owned subsidiary, The Northern Trust Company (Bank), and their wholly-owned subsidiaries. Throughout the notes, the term "Northern Trust" refers to Northern Trust Corporation and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. The consolidated statement of income includes results of acquired subsidiaries from the dates of acquisition. As a result of its disposition in June 2003, the operating results of Northern Trust Retirement Consulting, L.L.C. (NTRC) for all periods presented have been reclassified and shown as discontinued operations in the consolidated statement of income.

**B. Nature of Operations.** In November 2003, the Corporation became a financial holding company under the Gramm-Leach-Bliley Act. The principal subsidiary of the Corporation is the Chicago-based Bank. The Corporation also owns national bank subsidiaries with offices in Arizona, California, Colorado, Florida, and Texas, a federal savings bank subsidiary with offices in Connecticut, Georgia, Massachusetts, Michigan, Missouri, Nevada, New York, Ohio, Washington and Wisconsin, trust companies in Connecticut and New York and various other nonbank subsidiaries, including a securities brokerage firm and an institutional investment management company. The Bank has offices in the Chicago metropolitan area, operations in London and various subsidiaries, including an investment management company, a leasing company, a Canadian trust company, a New York Edge Act company, a UK incorporated bank subsidiary, and a Dublin-based fund administration company. Northern Trust generates the majority of its revenues from its two primary business units: Corporate and Institutional Services (C&IS) and Personal Financial Services (PFS). Investment management services and products are provided to C&IS and PFS through a third business unit, Northern Trust Global Investments (NTGI). Operating and systems support for these business units are provided by a fourth business unit, Worldwide Operations and Technology (WWOT).

The C&IS business unit provides asset management, administration, and related services worldwide to corporate and public entity retirement funds, foundation and endowment clients, fund managers, insurance companies and government funds; a full range of commercial banking services to large domestic corporations and financial institutions including treasury management; and foreign exchange services for global custody clients and Northern Trust's own account.

The PFS business unit provides personal trust, custody and investment management services, individual retirement accounts, guardianship and estate administration, banking (including private banking) and residential real estate mortgage lending services, and also provides commercial banking services to small/mid-sized businesses. These services are delivered through the Bank in Illinois and the network of subsidiaries with offices in Arizona, California, Colorado, Connecticut, Florida, Georgia, Massachusetts, Michigan, Missouri, Nevada, New York, Ohio, Texas, Washington and Wisconsin.

**C. Use of Estimates in the Preparation of Financial Statements.** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**D. Foreign Currency Translation.** If the functional currency of a foreign branch or subsidiary is the U.S. dollar, foreign currency asset and liability accounts are translated at current rates of exchange, except for buildings and equipment which are translated at rates in effect at the date of acquisition. Results from remeasurement are reported in other operating income. Income and expense accounts are translated at month-end rates of exchange.

If the functional currency of a foreign branch or subsidiary is its local currency, the local currency asset and liability accounts are translated at current rates. Translation adjustments are reported, net of tax, directly to accumulated other comprehensive income, a component of stockholders' equity. Income and expense accounts are translated at month-end rates of exchange.

**E. Securities.** ***Securities Available for Sale*** are reported at fair value, with unrealized gains and losses credited or charged, net of the tax effect, to accumulated other comprehensive income, a component of stockholders' equity. Realized gains and losses on securities available for sale are determined on a specific identification basis and are reported in the consolidated statement of income as investment security gains and losses. Interest income is recorded on the accrual basis adjusted for amortization of premium and accretion of discount.

***Securities Held to Maturity*** consist of debt securities that management intends to, and Northern Trust has the ability to, hold until maturity. Such securities are reported at cost, adjusted for amortization of premium and accretion of discount. Interest income is recorded on the accrual basis adjusted for amortization of premium and accretion of discount.

***Securities Held for Trading*** are stated at fair value. Realized and unrealized gains and losses on securities held for trading are reported in the consolidated statement of income under security commissions and trading income.

**F. Derivative Financial Instruments.** Northern Trust is a party to various derivative instruments as part of its asset/liability management activities, to meet the risk management needs of its clients and as part of its trading activity for its own account. Derivative financial instruments include interest rate swap contracts, futures contracts, forward foreign currency contracts, credit default swaps, options and similar contracts. Unrealized gains and receivables on derivative instruments are reported as other assets and unrealized losses and payables are reported as other liabilities in the consolidated balance sheet.

***Asset/Liability Management.*** Fair value, cash flow or net investment hedge derivatives are designated and formally documented as such on the date they are transacted. The formal documentation describes the hedge relationship and identifies the hedging instruments and hedged items. Included in the documentation is a discussion of the risk management objectives and strategies for undertaking such hedges, as well as a description of the method for assessing hedge effectiveness at inception and on an ongoing basis. A formal assessment is performed on a calendar quarter basis to determine that derivatives used in hedging transactions are highly effective as offsets to changes in fair value or cash flows of the hedged item. If a derivative ceases to be highly effective, the hedged item matures, is sold, or is terminated, or if hedged forecasted transactions are no longer expected to occur, hedge accounting is terminated and the derivative is treated as if it were a client-related or trading instrument.

Fair value hedge designations are made between a derivative and a recognized asset or liability. Interest accruals and changes in fair value of the derivative are recognized as a component of the interest income or expense classification of the hedged item. Changes in fair value of the hedged asset or liability attributable to the risk being hedged are reflected in its carrying amount and are also recognized as a component of its interest income or expense.

Cash flow hedge designations are made between derivatives and forecasted cash inflows or outflows so as to hedge against variability due to a specific risk. The effective portion of unrealized gains and losses on such derivatives is recognized in accumulated other comprehensive income, a component of stockholders' equity. When the hedged forecasted transaction impacts earnings, balances in other comprehensive income are reclassified to the same income or expense classification as the hedged item. Any hedge ineffectiveness is recognized in the income or expense classification of the hedged item.

Net investment hedge designations are made between a forward foreign currency contract and a net investment in a foreign branch or subsidiary. Changes in the fair value of the hedging contract are recognized in accumulated other comprehensive income. Hedge ineffectiveness is calculated based on changes in forward rates of the derivative and the hedged net investment. Any ineffectiveness is recorded to other income only if the notional amount of the derivative does not match the portion of the net investment designated as being hedged.

Other derivatives transacted as economic hedges of foreign denominated assets and liabilities and of credit risk are carried on the balance sheet at fair value and any changes in fair value are recognized currently in income.

***Client-Related and Trading Instruments.*** Derivative financial instruments entered into to meet clients' risk management needs or for trading purposes are carried at fair value, with realized and unrealized gains and losses included in security commissions and trading income.

**G. Loans and Leases.** Loans that are held to maturity are reported at the principal amount outstanding, net of unearned income. Residential real estate loans classified as held for sale are reported at the lower of aggregate cost or market value. Loan commitments for residential real estate loans that will be classified as held for sale at the time of funding and which have an interest-rate lock, are recorded on the balance sheet at fair value with associated gains or losses recognized as other income. Unrealized gains are reported as other assets, with unrealized losses reported as other liabilities. Other unfunded loan commitments that are not held for sale are carried at the amount of unamortized fees with a reserve for credit loss liability recognized for any probable losses.

Interest income on loans is recorded on an accrual basis until, in the opinion of management, there is a question as to the ability of the debtor to meet the terms of the contract, or when interest or principal is more than 90 days contractually past due and the loan is not well-secured and in the process of collection. At the time a loan is placed on nonaccrual status, interest accrued but not collected is reversed against interest income of the current period. Loans are returned to accrual status when factors indicating doubtful collectibility no longer exist. Interest collected on nonaccrual loans is applied to principal unless, in the opinion of management, collectibility of principal is not in doubt.

A loan is considered to be impaired when, based on current information and events, management determines that it is probable that the Northern Trust will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured based upon the loan's market price, the present value of expected future cash flows, discounted at the loan's initial effective interest rate, or at the fair value of the collateral if the loan is collateral dependent. If the loan valuation is less than the recorded value of the loan, a specific reserve is established for the difference.

Premiums and discounts on loans are recognized as an adjustment of yield using the interest method based on the contractual terms of the loan. Commitment fees that are considered to be an adjustment to the loan yield, loan origination fees and certain direct costs are deferred and accounted for as an adjustment to the yield.

Unearned lease income from direct financing and leveraged leases is recognized using the interest method. This method provides a constant rate of return on the unrecovered investment over the life of the lease.

**H. Reserve for Credit Losses.** The reserve for credit losses represents management's estimate of probable inherent losses, which have occurred as of the date of the financial statements. The loan and lease portfolio and other credit exposures are regularly reviewed to evaluate the adequacy of the reserve for credit losses. In determining the level of the reserve, Northern Trust evaluates the reserve necessary for specific nonperforming loans and also estimates losses inherent in other credit exposures. The result is a reserve with the following components:

***Specific Reserve.*** The amount of specific reserves is determined through a loan-by-loan analysis of nonperforming loans that considers expected future cash flows, the value of collateral and other factors that may impact the borrower's ability to pay.

***Allocated Inherent Reserve.*** The amount of the allocated portion of the inherent loss reserve is based on loss factors assigned to Northern Trust's credit exposures based on internal credit ratings. These loss factors are primarily based on management's judgment of estimated credit losses inherent in the loan portfolio as well as historical charge-off experience.

***Unallocated Inherent Reserve.*** Management determines the unallocated portion of the inherent loss reserve based on factors that cannot be associated with a specific credit or loan category. These factors include management's subjective evaluation of local and national economic and business conditions, portfolio concentration and changes in the character and size of the loan portfolio. The unallocated portion of the reserve for credit losses reflects management's attempt to ensure that the overall reserve appropriately reflects a margin for the imprecision necessarily inherent in estimates of expected credit losses.

Loans, leases and other extensions of credit deemed uncollectible are charged to the reserve. Subsequent recoveries, if any, are credited to the reserve. Actual losses may vary from current estimates and the amount of the provision may be either greater than or less than actual net charge-offs. The related provision for credit losses, which is charged to income, is the amount necessary to adjust the reserve to the level determined through the above process.

The control process maintained by Credit Policy and the lending staff, and the quarterly analysis of specific and inherent loss components are the principal methods relied upon by management to ensure that changes in estimated credit loss levels are adjusted on a timely basis. In addition to Northern Trust's own experience, management also considers the experience of peer institutions and regulatory guidance.

Although Northern Trust analyzes its exposure to credit losses from both on- and off-balance sheet activity as one process, the portion of the reserve assigned to loans and leases is reported as a contra asset, directly following loans and leases in the consolidated balance sheet. The portion of the reserve assigned to unfunded commitments, standby letters of credit and derivatives is reported in other liabilities for financial reporting purposes.

**I. Fees on Standby Letters of Credit and Bankers Acceptances.** Fees on standby letters of credit are recognized in other operating income on the straight-line method over the lives of the underlying agreements. Income from commissions on bankers acceptances is recognized in other operating income when the payment from the customer is received by the accepting bank.

**J. Buildings and Equipment.** Buildings and equipment owned are carried at original cost less accumulated depreciation. The charge for depreciation is computed on the straight-line method based on the following range of lives: buildings—10 to 30 years; equipment—3 to 10 years; and leasehold improvements—lease term to 15 years. Leased properties meeting certain criteria are capitalized and amortized using the straight-line method over the lease period.

**K. Other Real Estate Owned (OREO).** OREO is comprised of commercial and residential real estate properties acquired in partial or total satisfaction of problem loans. OREO assets are carried at the lower of cost or fair value. Losses identified at the time of acquisition of such properties are charged against the reserve for credit losses assigned to loans. Subsequent write-downs that may be required to the carrying value of these assets and losses realized from asset sales are charged to other operating expenses.

**L. Unconsolidated Affiliates.** Northern Trust's 20% interest in RemitStream Solutions, LLC (lockbox services), its interest in EquiLend LLC (securities lending services) and its 50% interest in Helaba Northern Trust GMBH (investment management services) are carried on the equity method of accounting. The combined book value of these investments at December 31, 2003 totaled $3.8 million. Northern Trust's $4.9 million investment in CLS Group Holdings (foreign exchange settlement services) is carried at cost.

**M. Intangible Assets.** Effective with its adoption in January 2002 of the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets," the Corporation discontinued amortization of goodwill. Prior to the adoption of this Statement, goodwill had been amortized on the straight-line method primarily over fifteen years.

Other separately identifiable acquired intangible assets are amortized using the straight-line method over their estimated useful lives. Purchased software and other allowable internal costs, including compensation, relating to software developed for internal use are capitalized. Software is being amortized using the straight-line method over the estimated useful life of the asset, ranging from 3 to 10 years.

Intangible assets are reviewed for impairment on an annual basis.

**N. Trust Assets and Fees.** Assets held in fiduciary or agency capacities are not included in the consolidated balance sheet, since such items are not assets of Northern Trust.

Fees from trust activities are recorded on the accrual basis, over the period in which the service is provided. Fees are a function of the market value of assets managed and administered, the volume of transactions, securities lending volume and spreads, and fees for other services rendered, as set forth in the underlying client agreement. This revenue recognition involves the use of estimates and assumptions, including components that are calculated based on estimated asset valuations and transaction volumes.

Certain investment management fee arrangements also may provide performance fees that are based on client portfolio returns exceeding predetermined levels. Northern Trust adheres to a policy in which it does not record any performance-based fee income until the end of the contract year, thereby eliminating the potential that revenue will be recognized in one quarter and reversed in a future quarter. Therefore, Northern Trust does not record any revenue under incentive fee programs that is at risk due to future performance contingencies. These arrangements often contain similar terms for the payment of performance-based fees to sub-advisors. The accounting for these performance-based expenses matches the treatment for the related performance-based revenues.

Client reimbursed out-of-pocket expenses on occasion involve trust activities. Where such reimbursements are an extension of the trust service rendered, they are recorded on a gross basis as trust revenue.

**O. Trust Security Settlement Receivables.** These receivables represent other collection items presented on behalf of trust clients.

**P. Income Taxes.** Northern Trust follows an asset and liability approach to account for income taxes. The objective is to recognize the amount of taxes payable or refundable for the current year, and to recognize deferred tax assets and liabilities resulting from temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities. The measurement of tax assets and liabilities is based on enacted tax laws and applicable tax rates.

**Q. Cash Flow Statements.** Cash and cash equivalents have been defined as "Cash and Due from Banks."

**R. Stock-Based Compensation Plans.** SFAS No. 123, "Accounting for Stock-Based Compensation," establishes financial accounting and reporting standards for stock-based compensation plans. SFAS No. 123 allows two alternative accounting methods: (1) a fair-value-based method, or (2) an intrinsic-value-based method which is prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25) and related interpretations. Northern Trust has elected to account for its stock-based incentives under APB No. 25, and has adopted the disclosure requirements of SFAS No. 123 which have been amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure."

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Corporation had accounted for its stock-based compensation under SFAS No. 123. For purposes of estimating the fair value of the Corporation's employee stock options at the grant-date, a Black-Scholes option pricing model was used with the following weighted average assumptions for 2003, 2002 and 2001, respectively: risk-free interest rates of 3.94%, 5.11% and 5.36%; dividend yields of 2.08%, 1.29% and 1.00%; volatility factors of the expected market price of the Corporation's common stock of 33.5%, 31.2% and 30.0%; and a weighted average expected life of the options of 6.1 years, 6.2 years and 5.9 years.

The weighted average fair value of options granted in 2003, 2002 and 2001 was $10.41, $18.75 and $24.30, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' six months to three-year vesting periods.

The pro forma information follows:

| (In Millions Except Per Share Information) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Net Income as Reported | **$404.8** | $447.1 | $487.5 |
| Add: | | | |
| Stock-Based Employee Compensation Expense Included in Reported Net Income, Net of Tax | **12.7** | 16.2 | 21.2 |
| Deduct: | | | |
| Total Stock-Based Employee Compensation Expense Determined Under the Fair Value Method, Net of Tax | **59.3** | 70.3 | 64.5 |
| Pro Forma Net Income | **$358.2** | $393.0 | $444.2 |
| Earnings Per Share as Reported: | | | |
| Basic | **$ 1.84** | $ 2.02 | $ 2.18 |
| Diluted | **1.80** | 1.97 | 2.11 |
| Pro Forma Earnings Per Share: | | | |
| Basic | **$ 1.62** | $ 1.77 | $ 1.99 |
| Diluted | **1.59** | 1.73 | 1.92 |

**2. Recent Accounting Pronouncements**—In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 applies to exit and disposal costs including: the cost of termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred compensation contract; costs to terminate a contract that is not a capital lease; and costs to consolidate facilities or relocate employees. This Statement requires that a liability for cost associated with an exit or disposal activity be recognized and measured initially at fair value only when a liability is incurred. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this Statement as of January 1, 2003 did not have a material effect on Northern Trust's consolidated financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation elaborates on the disclosures required to be made by a guarantor in its interim and annual financial statements regarding its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure provisions of this Interpretation were effective for existing guarantees as of December 31, 2002. The initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. Adoption of the recognition and measurement provisions of this Interpretation as of January 1, 2003 did not have a material effect on Northern Trust's consolidated financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, with some exceptions, and for hedging relationships designated after June 30, 2003, and is to be applied prospectively. Adoption of this statement as of July 1, 2003 did not have a material effect on Northern Trust's consolidated results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as liabilities that were previously classified as equity. The adoption of SFAS No. 150 as of June 1, 2003 did not, and is not expected to have a material effect on Northern Trust's consolidated financial position.

In December 2003, the FASB issued revised Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities," which replaced the original Interpretation No. 46 that had been issued in January 2003. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Such entities are termed variable interest entities. The objective of FIN 46 is to improve financial statement comparability between entities involved in similar activities. FIN 46 sets forth guidance for the identification of variable interest entities and the assessment of a company's interest in the variable interest entity in order to determine whether consolidation of the entity is required. Public entities that have interests in variable interest entities considered special purpose entities are required to apply the requirements of FIN 46 in financial statements for periods ending after December 15, 2003. Application of FIN 46 by public entities for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004. The adoption of the requirements of this interpretation has not had a material effect on Northern Trust's consolidated financial position or results of operations. Northern Trust will continue to monitor, evaluate and apply authoritative guidance and interpretations relating to variable interest accounting as it is issued.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits." This Statement retains the disclosure requirements contained in the original FASB Statement No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, which it replaces. It requires additional disclosures to those in the original Statement No. 132 regarding assets, investment strategies, obligations and cash flows of defined benefit pension plans and other defined benefit postretirement plans. The adoption of the disclosure requirements of SFAS No. 132 (revised 2003), effective December 31, 2003, had no impact on Northern Trust's consolidated results of operations.

**3. Discontinued Operations**—On June 15, 2003, Northern Trust completed the sale to Hewitt Associates (Hewitt) of substantially all of the assets of NTRC. NTRC provided nearly 200 companies and more than 1 million participants with defined benefit, defined contribution and retiree health and welfare administrative services, including recordkeeping and customer service, and also provided retirement consulting and actuarial services, including plan design and communication.

The sale of NTRC assets resulted in a pre-tax net loss on disposal of $20.2 million in the second quarter of 2003, principally reflecting the write-off of unamortized technology investments, lease exit costs and severance benefits. The NTRC transaction entailed a reduction of Northern Trust's staff of approximately 650 positions. Additional pre-tax charges of $2.9 million associated with the business transition were incurred in 2003 subsequent to the sale and it is expected that approximately $500 thousand in additional transition related charges will be incurred in 2004. The operating results of the NTRC business for the current and all prior periods presented, and the loss on its disposal, are reflected as discontinued operations in the consolidated statement of income and in the C&IS business unit results of operations.

Revenue from NTRC totaled $32.8 million, $72.1 million, and $68.0 million for the period January 1, 2003 through June 15, 2003, and for the twelve months ended December 31, 2002, and December 31, 2001, respectively.

**4. Reclassifications**—In addition to reclassifications related to discontinued operations, other reclassifications have been made to prior periods' consolidated financial statements to place them on a basis comparable with the current period's consolidated financial statements.

**5. Securities—Securities Available for Sale.** The following tables summarize the amortized cost, fair values and remaining maturities of securities available for sale.

**RECONCILIATION OF AMORTIZED COST TO FAIR VALUES OF SECURITIES AVAILABLE FOR SALE**

| | December 31, 2003 | | | |
|---|---|---|---|---|
| (In Millions) | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| U.S. Government | **$ 103.2** | **$ .1** | **$ —** | **$ 103.3** |
| Obligations of States and Political Subdivisions | **30.6** | **2.4** | **—** | **33.0** |
| Federal Agency | **7,744.5** | **11.7** | **—** | **7,756.2** |
| Preferred Stock | **79.1** | **—** | **—** | **79.1** |
| Other | **449.8** | **1.0** | **—** | **450.8** |
| Total | **$8,407.2** | **$15.2** | **$ —** | **$8,422.4** |

| | December 31, 2002 | | | |
|---|---|---|---|---|
| (In Millions) | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| U.S. Government | $ 103.6 | $ .4 | $ — | $ 104.0 |
| Obligations of States and Political Subdivisions | 30.7 | 2.4 | — | 33.1 |
| Federal Agency | 5,005.2 | 19.2 | — | 5,024.4 |
| Preferred Stock | 80.8 | — | — | 80.8 |
| Other | 438.1 | .8 | — | 438.9 |
| Total | $5,658.4 | $22.8 | $ — | $5,681.2 |

**REMAINING MATURITY OF SECURITIES AVAILABLE FOR SALE**

| | December 31, 2003 | |
|---|---|---|
| (In Millions) | Amortized Cost | Fair Value |
| Due in One Year or Less | **$7,498.2** | **$7,503.2** |
| Due After One Year Through Five Years | **613.9** | **621.7** |
| Due After Five Years Through Ten Years | **16.8** | **26.0** |
| Due After Ten Years | **278.3** | **271.5** |
| Total | **$8,407.2** | **$8,422.4** |

*Mortgage-backed securities are included in the above table taking into account anticipated future prepayments.*

**Securities Held to Maturity.** The following tables summarize the book values, fair values and remaining maturities of securities held to maturity.

**RECONCILIATION OF BOOK VALUES TO FAIR VALUES OF SECURITIES HELD TO MATURITY**

| | December 31, 2003 | | | |
|---|---|---|---|---|
| (In Millions) | Book Value | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| Obligations of States and Political Subdivisions | **$ 851.2** | **$45.8** | **$ .7** | **$ 896.3** |
| Federal Agency | **10.2** | **.1** | **.1** | **10.2** |
| Other | **180.1** | **.2** | **5.2** | **175.1** |
| Total | **$1,041.5** | **$46.1** | **$ 6.0** | **$1,081.6** |

| | December 31, 2002 | | | |
|---|---|---|---|---|
| (In Millions) | Book Value | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| Obligations of States and Political Subdivisions | $ 756.8 | $42.7 | $ .7 | $ 798.8 |
| Federal Agency | 8.4 | .2 | .3 | 8.3 |
| Other | 139.8 | .3 | 4.3 | 135.8 |
| Total | $ 905.0 | $43.2 | $ 5.3 | $ 942.9 |

**REMAINING MATURITY OF SECURITIES HELD TO MATURITY**

| | December 31, 2003 | |
|---|---|---|
| (In Millions) | Book Value | Fair Value |
| Due in One Year or Less | **$ 54.5** | **$ 55.3** |
| Due After One Year Through Five Years | **147.2** | **148.7** |
| Due After Five Years Through Ten Years | **385.1** | **404.8** |
| Due After Ten Years | **454.7** | **472.8** |
| Total | **$1,041.5** | **$1,081.6** |

*Mortgage-backed securities are included in the above table taking into account anticipated future prepayments.*

**Securities with Unrealized Losses.** The following table provides information regarding securities at December 31, 2003 that have been in a continuous unrealized loss position for less than 12 months or for 12 months or longer.

| | Less than 12 Months | | 12 Months or Longer | | Total | |
|---|---|---|---|---|---|---|
| (In Millions) | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| Obligations of States and Political Subdivisions | **$37.7** | **$ .7** | **$ —** | **$—** | **$37.7** | **$ .7** |
| Federal Agency | **7.8** | **.1** | **—** | **—** | **7.8** | **.1** |
| Other | **12.5** | **2.7** | **12.1** | **2.5** | **24.6** | **5.2** |
| Total Temporarily Impaired Securities | **$58.0** | **$3.5** | **$12.1** | **$2.5** | **$70.1** | **$6.0** |

As of December 31, 2003, 134 securities with a combined fair value of $70.1 million were in an unrealized loss position. The majority of these securities (97 securities with a combined fair value of $37.7 million) are municipal bonds that have been in an unrealized loss position for less than 12 months. The unrealized losses on these bonds represent less than 2% of the bonds' total book value and are attributable to changes in overall market interest rates.

The remaining 37 securities in an unrealized loss position consist of federal agency and other securities with a fair value of $32.4 million and a combined unrealized loss of $5.3 million (or 14% of their combined book value) that were purchased for compliance with the Community Reinvestment Act (CRA). These CRA-related securities were purchased at below market rates for the purpose of supporting institutions and programs that benefit low to moderate income communities within Northern Trust's market area. Prices of corporate or mortgage-backed bonds with comparable credit quality are used to value CRA-related securities. Northern Trust has the ability and intent to hold all CRA-related securities until maturity and expects timely payment of all principal and interest.

**Investment Security Gains and Losses.** There were no security gains or losses in 2003. Realized gross security gains and losses totaled $.3 million and none, respectively, in 2002. Realized gross security gains and losses totaled $.1 million and $.1 million, respectively, in 2001.

**6. Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase—** Securities purchased under agreements to resell and securities sold under agreements to repurchase are recorded at the amounts at which the securities were acquired or sold plus accrued interest. To minimize any potential credit risk associated with these transactions, the fair value of the securities purchased or sold is continuously monitored, limits are set on exposure with counterparties, and the financial condition of counterparties is regularly assessed. It is Northern Trust's policy to take possession of securities purchased under agreements to resell.

The following tables summarize information related to securities purchased under agreements to resell and securities sold under agreements to repurchase.

**SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL**

| | December 31 | |
|---|---|---|
| ($ In Millions) | 2003 | 2002 |
| Average Balance During the Year | **$ 455.6** | $ 523.9 |
| Average Interest Rate Earned During the Year | **1.25%** | 1.72% |
| Maximum Month-End Balance During the Year | **649.4** | 3,126.9 |

**SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE**

| | December 31 | |
|---|---|---|
| ($ In Millions) | 2003 | 2002 |
| Average Balance During the Year | **$1,711.1** | $1,282.9 |
| Average Interest Rate Paid During the Year | **1.05%** | 1.59% |
| Maximum Month-End Balance During the Year | **2,149.4** | 1,850.4 |

**7. Loans and Leases—**Amounts outstanding in selected loan categories are shown below.

| | December 31 | |
|---|---|---|
| (In Millions) | 2003 | 2002 |
| Domestic | | |
| Residential Real Estate | **$ 7,975.3** | $ 7,808.1 |
| Commercial | **3,405.3** | 3,968.3 |
| Broker | **7.0** | 8.8 |
| Commercial Real Estate | **1,297.1** | 1,168.5 |
| Personal | **2,699.9** | 2,480.8 |
| Other | **743.9** | 959.3 |
| Lease Financing | **1,228.0** | 1,276.0 |
| Total Domestic | **17,356.5** | 17,669.8 |
| International | **457.3** | 393.9 |
| Total Loans and Leases | **17,813.8** | 18,063.7 |
| Reserve for Credit Losses Assigned to Loans and Leases | **(149.2)** | (161.1) |
| Net Loans and Leases | **$17,664.6** | $17,902.6 |

Other domestic and international loans include $672.2 million at December 31, 2003, and $899.3 million at December 31, 2002 of overnight trust-related advances in connection with next day security settlements. Lease financing includes leveraged leases of $810.3 million at December 31, 2003, and $731.4 million at December 31, 2002.

Residential real estate loans classified as held for sale totaled $1.1 million at December 31, 2003 and $14.2 million at December 31, 2002.

**Concentrations of Credit Risk.** The information in the section titled "Residential Real Estate" on page 48 through the section titled "Commercial Aircraft Leases" on page 50, is incorporated herein by reference.

**NONPERFORMING ASSETS AND 90 DAY PAST DUE LOANS**

| | December 31 | |
|---|---|---|
| (In Millions) | 2003 | 2002 |
| Nonaccrual Loans | | |
| Domestic | **$80.0** | $93.4 |
| International | — | — |
| Total Nonaccrual Loans | **80.0** | 93.4 |
| Other Real Estate Owned | **.3** | 1.2 |
| Total Nonperforming Assets | **$80.3** | $94.6 |
| Total 90 Day Past Due Loans (still accruing) | **$21.0** | $15.2 |

Included in nonperforming assets were loans with a recorded investment at December 31, 2003 and December 31, 2002 of $78.7 million (net of $12.0 million in charge-offs) and $90.9 million (net of $23.0 million in charge-offs), respectively, which were also classified as impaired. At December 31, 2003 and December 31, 2002, impaired loans totaling $5.6 million (net of $4.8 million in charge-offs) and $13.0 million (net of $12.6 million in charge-offs), respectively, had no portion of the reserve for credit losses specifically allocated to them, while $73.1 million (net of $7.2 million in charge-offs) at December 31, 2003 had a specific allocated reserve of $37.0 million and $77.9 million (net of $10.4 million in charge-offs) at December 31, 2002 had a specific allocated reserve of $25.0 million. Total recorded investment in impaired loans averaged $92.0 million in 2003 and $106.8 million in 2002.

There were $6.4 million of unfunded loan commitments and standby letters of credit issued to borrowers whose loans were classified as nonaccrual at December 31, 2003, and $23.2 million at December 31, 2002.

Interest income that would have been recorded on nonaccrual loans in accordance with their original terms amounted to $5.6 million in 2003, $6.4 million in 2002 and $9.4 million in 2001, compared with amounts that were actually recorded of $345 thousand, $77 thousand and $66 thousand, respectively.

**8. Reserve for Credit Losses**—Changes in the reserve for credit losses were as follows:

| (In Millions) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Balance at Beginning of Year | **$168.5** | $161.6 | $162.9 |
| Charge-Offs | **(22.3)** | (36.6) | (69.0) |
| Recoveries | **8.5** | 6.0 | 1.2 |
| Net Charge-Offs | **(13.8)** | (30.6) | (67.8) |
| Provision for Credit Losses | **2.5** | 37.5 | 66.5 |
| Balance at End of Year | **$157.2** | $168.5 | $161.6 |
| Reserve for Credit Losses Assigned to: | | | |
| Loans and Leases | **$149.2** | $161.1 | $154.3 |
| Unfunded Commitments, Standby Letters of Credit and Derivatives | **8.0** | 7.4 | 7.3 |
| Total Reserve for Credit Losses | **$157.2** | $168.5 | $161.6 |

**9. Buildings and Equipment**—A summary of buildings and equipment is presented below.

| | December 31, 2003 | | |
|---|---|---|---|
| (In Millions) | Original Cost | Accumulated Depreciation | Net Book Value |
| Land and Improvements | **$ 37.5** | **$ .3** | **$ 37.2** |
| Buildings | **176.9** | **59.7** | **117.2** |
| Equipment | **369.2** | **178.8** | **190.4** |
| Leasehold Improvements | **145.6** | **46.6** | **99.0** |
| Buildings Leased under Capital Leases (Note 10) | **81.1** | **26.6** | **54.5** |
| Total Buildings and Equipment | **$810.3** | **$312.0** | **$498.3** |

| | December 31, 2002 | | |
|---|---|---|---|
| (In Millions) | Original Cost | Accumulated Depreciation | Net Book Value |
| Land and Improvements | $ 38.3 | $ .2 | $ 38.1 |
| Buildings | 188.0 | 56.0 | 132.0 |
| Equipment | 373.7 | 180.7 | 193.0 |
| Leasehold Improvements | 134.2 | 39.2 | 95.0 |
| Buildings Leased under Capital Leases (Note 10) | 81.1 | 24.2 | 56.9 |
| Total Buildings and Equipment | $815.3 | $300.3 | $515.0 |

The charge for depreciation, which includes amortization of assets recorded under capital leases, amounted to $82.2 million in 2003, $81.0 million in 2002 and $74.5 million in 2001.

**10. Lease Commitments**—At December 31, 2003, Northern Trust was obligated under a number of non-cancelable operating leases for premises and equipment. Certain leases contain rent escalation clauses based on market indices or increases in real estate taxes and other operating expenses and renewal option clauses calling for increased rentals. There are no restrictions imposed by any lease agreement regarding the payment of dividends, debt financing or Northern Trust entering into further lease agreements. Minimum annual lease commitments as of December 31, 2003 for all non-cancelable operating leases with a term of 1 year or more are as follows:

| (In Millions) | Future Minimum Lease Payments |
|---|---|
| 2004 | $ 49.6 |
| 2005 | 48.1 |
| 2006 | 46.2 |
| 2007 | 43.6 |
| 2008 | 38.5 |
| Later Years | 344.6 |
| Total Minimum Lease Payments | $570.6 |

Net rental expense for all operating leases is included in occupancy expense and amounted to $70.3 million in 2003, $44.3 million in 2002 and $39.2 million in 2001. Net rental expense for 2003 included the $18.9 million charge relating to reduced office space requirements.

One of the buildings and related land utilized for Chicago operations has been leased under an agreement that qualifies as a capital lease. The long-term financing for the property was provided by the Corporation and the Bank. In the event of sale or refinancing, the Bank will receive all proceeds except for 58% of any proceeds in excess of the original project costs, which will be paid to the lessor.

The following table reflects the future minimum lease payments required under capital leases, net of any payments received on the long-term financing, and the present value of net capital lease obligations at December 31, 2003.

| (In Millions) | Future Minimum Lease Payments, Net |
|---|---|
| 2004 | $ 2.4 |
| 2005 | 2.4 |
| 2006 | 2.4 |
| 2007 | 2.5 |
| 2008 | 2.5 |
| Later Years | 8.9 |
| Total Minimum Lease Payments, net | 21.1 |
| Less: Amount Representing Interest | 6.4 |
| Net Present Value under Capital Lease Obligations | $14.7 |

**11. Business Combinations**—In 2003, Northern Trust substantially completed its acquisition of Deutsche Bank AG's global passive equity, enhanced equity and passive fixed income investment management businesses. The majority of the accounts were acquired and transitioned in January 2003 and the remainder of the accounts were transitioned over the next four months of the year. The purchase price totaled $123.8 million, which was primarily based on the value of revenues represented by managed assets transferred. At December 31, 2003, assets under management associated with this acquisition totaled approximately $75 billion. Included in the acquisition cost were $99.6 million of goodwill and $24.2 million of other intangible assets.

In April 2003, Northern Trust acquired Legacy South, an Atlanta-based private wealth management firm that services high net worth individuals, families and private foundations. The purchase price, which is based on the total value of revenues represented by managed assets transferred, is expected to approximate $13.2 million and will be made in multiple payments over a 16-month period. Through December 31, 2003, Northern Trust has paid $9.5 million of the estimated purchase price. Included in the acquisition cost was $7.1 million of goodwill and $2.4 million of other intangible assets. Legacy South was merged into Northern Trust Bank, FSB. Assets under management at December 31, 2003 associated with this acquisition totaled approximately $472 million.

Goodwill and other intangible assets are included in other assets in the consolidated balance sheet. The changes in the carrying amount of goodwill for the years ended December 31 2003, and 2002, are as follows:

| (In Millions) | Corporate and Institutional Services | Personal Financial Services | Total |
|---|---|---|---|
| Balance at December 31, 2001 | $ 42.1 | $48.0 | $ 90.1 |
| Balance at December 31, 2002 | 42.1 | 48.0 | 90.1 |
| Goodwill Acquired | | | |
| Deutsche Bank | 99.6 | — | 99.6 |
| Legacy South | — | 7.1 | 7.1 |
| Balance at December 31, 2003 | **$141.7** | **$55.1** | **$196.8** |

The gross carrying amount and accumulated amortization of other intangible assets as of December 31, 2003 and 2002, is as follows:

| | December 31, 2003 | | |
|---|---|---|---|
| (In Millions) | Gross Carrying Amount | Accumulated Amortization | Net Book Value |
| Other Intangible Assets– Subject to Amortization | **$114.3** | **$69.6** | **$44.7** |

| | December 31, 2002 | | |
|---|---|---|---|
| (In Millions) | Gross Carrying Amount | Accumulated Amortization | Net Book Value |
| Other Intangible Assets– Subject to Amortization | $ 87.7 | $59.2 | $28.5 |

Other intangible assets consist primarily of the value of acquired customer relationships. Other intangible assets of $26.6 million acquired during 2003 have a weighted average amortization period of 8 years. Amortization expense related to other intangible assets was $10.4 million, $6.6 million, and $6.6 million for the years ended December 31, 2003, 2002, and 2001, respectively. Amortization for the years 2004, 2005, 2006, 2007, and 2008 is estimated to be $9.8 million, $8.7 million, $8.4 million, $6.1 million, and $4.2 million, respectively.

**12. Senior Notes, Long-Term Debt and Lines of Credit— Senior Notes.** A summary of Bank senior notes outstanding at December 31 is presented below.

| ($ In Millions) | Rate | 2003 | 2002 |
|---|---|---|---|
| Bank-Senior Notes (a) (b) (d) | | | |
| Fixed Rate Due Oct. 2003 | 6.625% | **$ —** | $200.0 |
| Fixed Rate Due Nov. 2004 | 6.65 | **150.0** | 150.0 |
| Fixed Rate Due Feb. 2005 | 7.50 | **100.0** | 100.0 |
| Fixed Rate Due Dec. 2006 | 2.875 | **100.0** | — |
| Total Bank Senior Notes | | **$350.0** | $450.0 |

**Long-Term Debt.** A summary of long-term debt outstanding at December 31 is presented below.

| ($ In Millions) | 2003 | 2002 |
|---|---|---|
| Bank-Subordinated Debt (d) | | |
| 6.50% Notes due May 2003 (a) | $ — | $100.0 |
| 6.70% Notes due Sept. 2005 (a) (b) | **100.0** | 100.0 |
| 7.30% Notes due Sept. 2006 (a) (b) | **100.0** | 100.0 |
| 6.25% Notes due June 2008 (a) (b) | **100.0** | 100.0 |
| 7.10% Notes due Aug. 2009 (a) (b) | **200.0** | 200.0 |
| 6.30% Notes due March 2011 (a) (b) | **150.0** | 150.0 |
| 4.60% Notes due Feb. 2013 (a) (b) | **200.0** | — |
| Subordinated Long-Term Debt | **850.0** | 750.0 |
| Capital Lease Obligations (c) | **14.7** | 15.8 |
| Total Long-Term Debt | **$864.7** | $765.8 |
| Long-Term Debt Qualifying as Risk-Based Capital | **$690.0** | $550.0 |

*(a) Not redeemable prior to maturity.*
*(b) Under the terms of its current Offering Circular, the Bank has the ability to offer from time to time its senior bank notes in an aggregate principal amount of up to $4.5 billion at any one time outstanding and up to an additional $300 million of subordinated notes. Each senior note will mature from 30 days to fifteen years and each subordinated note will mature from five years to fifteen years, following its date of original issuance. Each note will mature on such date as selected by the initial purchaser and agreed to by the Bank.*
*(c) Refer to Note 10.*
*(d) Debt issue costs are recorded as an asset and amortized on a straight-line basis over the life of the Note.*

**Line of Credit.** The Corporation currently maintains a commercial paper back-up line of credit with two banks totaling $50 million. The termination date is November 2005. A pricing matrix that is based on the long-term senior debt ratings of the Corporation determines the commitment fee. Currently, the annual fee is 8 basis points of the commitment. There were no borrowings under commercial paper back-up facilities during 2003 or 2002.

**13. Floating Rate Capital Debt**—The following tables summarize the December 31, 2003 book values of the outstanding Subordinated Debentures and the December 31, 2002 book values of the outstanding Floating Rate Capital Securities:

| (In Millions) | December 31, 2003 |
|---|---|
| NTC Capital I Subordinated Debentures due January 15, 2027 | **$153.5** |
| NTC Capital II Subordinated Debentures due April 15, 2027 | **122.7** |
| Total Subordinated Debentures | **$276.2** |

| (In Millions) | December 31, 2002 |
|---|---|
| $150 Million Series A due January 15, 2027 | $148.8 |
| $120 Million Series B due April 15, 2027 | 119.0 |
| Total Debt-Floating Rate Capital Securities | $267.8 |

In January 1997, the Corporation issued $150 million of Floating Rate Capital Securities, Series A, through a statutory business trust wholly-owned by the Corporation ("NTC Capital I"). In April 1997, the Corporation also issued, through a separate wholly-owned statutory business trust ("NTC Capital II"), $120 million of Floating Rate Capital Securities, Series B. The sole assets of the trusts are Subordinated Debentures of Northern Trust Corporation that have the same interest rates and maturity dates as the corresponding distribution rates and redemption dates of the Floating Rate Capital Securities. The Series A Securities were issued at a discount to yield 60.5 basis points above the three-month London Interbank Offered Rate (LIBOR) and are due January 15, 2027. The Series B Securities were issued at a discount to yield 67.9 basis points above the three-month LIBOR and are due April 15, 2027. Both Series A and B Securities qualify as tier 1 capital for regulatory purposes.

The Corporation has fully, irrevocably and unconditionally guaranteed all payments due on such Capital Securities. The holders of the Capital Securities are entitled to receive preferential cumulative cash distributions quarterly in arrears (based on the liquidation amount of $1,000 per Capital Security) at an interest rate equal to the rate on the corresponding Subordinated Debentures. The interest rate on the Series A and Series B securities is equal to three-month LIBOR plus 0.52% and 0.59%, respectively. Subject to certain exceptions, the Corporation has the right to defer payment of interest on the Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarterly periods provided that no extension period may extend beyond the stated maturity date. If interest is deferred on the Subordinated Debentures, distributions on the Capital Securities will also be deferred and the Corporation will not be permitted, subject to certain exceptions, to pay or declare any cash distributions with respect to the Corporation's capital stock or debt securities that rank the same as or junior to the Subordinated Debentures, until all past due distributions are paid. The Subordinated Debentures are unsecured and subordinated to substantially all of the Corporation's existing indebtedness.

The Corporation has the right to redeem the Series A Subordinated Debentures on or after January 15, 2007 and the Series B Subordinated Debentures on or after April 15, 2007, in each case in whole or in part. In addition, the Corporation has the right to redeem the Subordinated Debentures held by either trust in whole but not in part at any time within 90 days following certain defined tax or regulatory capital treatment changes, at a price equal to the principal amount plus accrued and unpaid interest.

Effective with its adoption of the FASB revised Interpretation No. 46 in December 2003, the Corporation deconsolidated the trusts which issued the Floating Rate Capital Securities. The impact of deconsolidating the trusts was an increase in long-term debt of $8.3 million as of December 31, 2003, as the Corporation now records the outstanding balances of the Subordinated Debentures on its consolidated balance sheet. Prior to this change, the Corporation recorded the outstanding balances of the Series A and B Securities on its consolidated balance sheet and the Subordinated Debentures were eliminated in consolidation as intercompany balances. Prior periods have not been restated as the amounts are not considered material to the financial position of the Corporation. The Federal Reserve Board issued a supervisory letter in July 2003 indicating that securities such as the Series A and B Securities would continue to qualify as tier 1 capital for regulatory purposes until further notice and that it would continue to review the regulatory implications of any accounting treatment changes and provide further guidance, if needed.

**14. Stockholders' Equity—Preferred Stock.** The Corporation is authorized to issue 10,000,000 shares of preferred stock without par value. The Board of Directors of the Corporation is authorized to fix the particular preferences, rights, qualifications and restrictions for each series of preferred stock issued. A summary of preferred stock outstanding is presented below.

| | December 31 | |
|---|---|---|
| (In Millions) | 2003 | 2002 |
| Auction Rate Preferred Stock Series C 600 shares @ $100,000 per share | $— | $ 60.0 |
| Flexible Auction Rate Cumulative Preferred Stock Series D 600 shares @ $100,000 per share | — | 60.0 |
| Total Preferred Stock | $— | $120.0 |

Northern Trust Corporation (i) redeemed on May 21, 2003 all of its outstanding Auction Preferred Stock, Series C at the redemption price of $100,000 per share, plus accrued and unpaid dividends thereon to May 21, 2003 of $197.36 per share, for a total payment of $100,197.36 per share and (ii) redeemed on June 4, 2003 all of its outstanding Flexible Auction Preferred Stock, Series D at the redemption price of $100,000 per share, plus accrued and unpaid dividends thereon to June 4, 2003 of $204.17 per share, for a total payment of $100,204.17 per share.

**Preferred Stock Purchase Rights**—On July 21, 1998 the Board of Directors of the Corporation declared a dividend distribution of one Preferred Stock Purchase Right for each outstanding share of the Corporation's common stock issuable to stockholders of record at the close of business on October 31, 1999. As a result of anti-dilution provisions, each share of common stock now has one-half of one Right associated with it. Each Right is exercisable for one one-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $330.00, subject to adjustment. The Rights will be evidenced by the common stock certificates and will not be exercisable or transferable apart from the common stock until twenty days after a person or group acquires 15 percent or more of the shares of common stock then outstanding or announces a tender or exchange offer which if consummated would result in ownership of 15 percent or more of the outstanding common stock.

In the event that any person or group acquires 15 percent or more of the outstanding shares of common stock, each Right entitles the holder, other than such person or group, to purchase that number of shares of common stock of the Corporation having a market value of twice the exercise price of the Right. At any time thereafter if the Corporation consummates a business combination transaction or sells substantially all of its assets, each Right entitles the holder, other than the person or group acquiring 15 percent or more of the outstanding shares of common stock, to purchase that number of shares of surviving company stock which at the time of the transaction would have a market value of twice the exercise price of the Right.

The Rights do not have voting rights and are redeemable at the option of the Corporation at a price of one-half of one cent per Right at any time prior to the close of business on the twentieth day following announcement by the Corporation of the acquisition of 15 percent or more of the outstanding common stock by a person or group. Unless earlier redeemed, the Rights will expire on October 31, 2009.

**Common Stock.** An analysis of changes in the number of shares of common stock outstanding follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Balance at January 1 | **220,800,402** | 221,647,260 | 222,232,395 |
| Employee Benefit Plans: | | | |
| Incentive Plan and Awards | **626,180** | 733,552 | 598,940 |
| Stock Options Exercised | **1,505,363** | 1,441,501 | 1,363,160 |
| Treasury Stock Purchased | **(2,813,469)** | (3,021,911) | (2,547,235) |
| Balance at December 31 | **220,118,476** | 220,800,402 | 221,647,260 |

The Corporation's current stock buyback program authorization was increased to 12.0 million shares in April 2003. Under this program, the Corporation may purchase up to 10.2 million additional shares after December 31, 2003. The repurchased shares would be used primarily for management incentive plans and other corporate purposes.

**15. Accumulated Other Comprehensive Income**—The following table summarizes the components of accumulated other comprehensive income at December 31, 2003, 2002 and 2001, and changes during the years then ended, presented on an after-tax basis.

| December 31, 2003 | | Period Change | | |
|---|---|---|---|---|
| (In Millions) | Beginning Balance (Net of Tax) | Before Tax Amount | Tax Effect | Ending Balance (Net of Tax) |
| Unrealized Gains (Losses) on Securities Available for Sale | $ 5.7 | $ (4.6) | $ 1.6 | $ 2.7 |
| Less: Reclassification Adjustments | — | — | — | — |
| Net Unrealized Gains (Losses) on Securities Available for Sale | 5.7 | (4.6) | 1.6 | 2.7 |
| Unrealized Gains (Losses) on Cash Flow Hedge Designations | 5.8 | 5.2 | (2.0) | 9.0 |
| Less: Reclassification Adjustments | — | 14.0 | (5.3) | 8.7 |
| Net Unrealized Gains (Losses) on Cash Flow Hedge Designations | 5.8 | (8.8) | 3.3 | .3 |
| Foreign Currency Translation Adjustments | (.4) | .9 | (.4) | .1 |
| Minimum Pension Liability | (4.0) | (12.8) | 4.8 | (12.0) |
| Accumulated Other Comprehensive Income | $ 7.1 | $(25.3) | $ 9.3 | $ (8.9) |

| December 31, 2002 | | Period Change | | |
|---|---|---|---|---|
| (In Millions) | Beginning Balance (Net of Tax) | Before Tax Amount | Tax Effect | Ending Balance (Net of Tax) |
| Unrealized Gains (Losses) on Securities Available for Sale | $ (.1) | $ 9.5 | $(3.6) | $ 5.8 |
| Less: Reclassification Adjustments | — | .2 | (.1) | .1 |
| Net Unrealized Gains (Losses) on Securities Available for Sale | (.1) | 9.3 | (3.5) | 5.7 |
| Unrealized Gains (Losses) on Cash Flow Hedge Designations | 1.5 | 15.2 | (5.8) | 10.9 |
| Less: Reclassification Adjustments | — | 8.2 | (3.1) | 5.1 |
| Net Unrealized Gains (Losses) on Cash Flow Hedge Designations | 1.5 | 7.0 | (2.7) | 5.8 |
| Foreign Currency Translation Adjustments | (.2) | (.4) | .2 | (.4) |
| Minimum Pension Liability | (3.6) | (.7) | .3 | (4.0) |
| Accumulated Other Comprehensive Income | $ (2.4) | $ 15.2 | $(5.7) | $ 7.1 |

| December 31, 2001 | | Period Change | | |
|---|---|---|---|---|
| (In Millions) | Beginning Balance (Net of Tax) | Before Tax Amount | Tax Effect | Ending Balance (Net of Tax) |
| Unrealized Gains (Losses) on Securities Available for Sale | $ (.9) | $ 1.5 | $ (.7) | $ (.1) |
| Less: Reclassification Adjustments | — | — | — | — |
| Net Unrealized Gains (Losses) on Securities Available for Sale | (.9) | 1.5 | (.7) | (.1) |
| Unrealized Gains (Losses) on Cash Flow Hedge Designations | — | .8 | (.3) | .5 |
| Less: Reclassification Adjustments | — | (2.0) | .8 | (1.2) |
| Cumulative Effect of Adopting SFAS No. 133 | — | (.3) | .1 | (.2) |
| Net Unrealized Gains (Losses) on Cash Flow Hedge Designations | — | 2.5 | (1.0) | 1.5 |
| Foreign Currency Translation Adjustments | — | (.3) | .1 | (.2) |
| Minimum Pension Liability | (12.3) | 14.0 | (5.3) | (3.6) |
| Accumulated Other Comprehensive Income | $(13.2) | $ 17.7 | $(6.9) | $ (2.4) |

**16. Net Income Per Common Share Computations**—The computation of net income per common share is presented below.

| ($ In Millions Except Per Share Information) | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Basic Net Income Per Common Share** | | | |
| Average Number of Common Shares Outstanding | **220,203,094** | 220,552,132 | 221,425,584 |
| Reported Income from Continuing Operations | **$423.3** | $447.1 | $484.7 |
| Less: Dividends on Preferred Stock | **(.7)** | (2.2) | (4.1) |
| Add Back: Goodwill Amortization, After Tax | **—** | — | 8.0 |
| Adjusted Income from Continuing Operations Applicable to Common Stock | **422.6** | 444.9 | 488.6 |
| Reported Basic Income from Continuing Operations Per Common Share | **1.92** | 2.02 | 2.17 |
| Goodwill Amortization, After Tax Per Common Share | **—** | — | .04 |
| Income (Loss) from Discontinued Operations | **(18.5)** | — | 2.8 |
| Basic Income (Loss) from Discontinued Operations Per Common Share | **(.08)** | — | .01 |
| Net Income Applicable to Common Stock | **$404.1** | $444.9 | $483.4 |
| Adjusted Basic Net Income Per Common Share | **1.84** | 2.02 | 2.22 |
| **Diluted Net Income Per Common Share** | | | |
| Adjusted Net Income Applicable to Common Stock | **$404.1** | $444.9 | $491.4 |
| Average Number of Common Shares Outstanding | **220,203,094** | 220,552,132 | 221,425,584 |
| Plus: Dilutive Potential Common Shares | | | |
| Stock Options | **2,563,423** | 3,261,214 | 5,310,288 |
| Stock Incentive Plans (Note 22) | **1,301,327** | 2,021,031 | 2,235,466 |
| Average Common and Potential Common Shares | **224,067,844** | 225,834,377 | 228,971,338 |
| Income from Continuing Operations Applicable to Common Stock | **$422.6** | $444.9 | $480.6 |
| Add Back: Goodwill Amortization, After Tax | **—** | — | 8.0 |
| Reported Diluted Income from Continuing Operations Per Common Share | **1.89** | 1.97 | 2.10 |
| Goodwill Amortization, After Tax Per Common Share | **—** | — | .04 |
| Income (Loss) from Discontinued Operations | **(18.5)** | — | 2.8 |
| Diluted Income (Loss) from Discontinued Operations Per Common Share | **(.09)** | — | .01 |
| Net Income Applicable to Common Stock | **$404.1** | $444.9 | $483.4 |
| Adjusted Diluted Net Income Per Common Share | **1.80** | 1.97 | 2.15 |

**17. Net Interest Income**—The components of net interest income were as follows:

| (In Millions) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Interest Income | | | |
| Loans and Leases | **$ 737.4** | $ 861.5 | $1,077.7 |
| Securities–Taxable | **106.1** | 128.6 | 352.7 |
| –Non-Taxable | **39.9** | 31.6 | 26.2 |
| Time Deposits with Banks | **162.2** | 203.9 | 194.3 |
| Federal Funds Sold and Securities Purchased under Agreements to Resell and Other | **10.1** | 12.7 | 30.5 |
| Total Interest Income | **1,055.7** | 1,238.3 | 1,681.4 |
| Interest Expense | | | |
| Deposits | **232.2** | 316.9 | 645.9 |
| Federal Funds Purchased | **47.9** | 68.4 | 109.8 |
| Securities Sold under Agreements to Repurchase | **18.0** | 20.4 | 58.0 |
| Commercial Paper | **1.6** | 2.5 | 5.6 |
| Other Borrowings | **118.3** | 138.2 | 168.2 |
| Senior Notes | **28.0** | 31.1 | 33.4 |
| Long-Term Debt | **56.5** | 52.2 | 51.4 |
| Floating Rate Capital Debt | **5.0** | 6.8 | 13.5 |
| Total Interest Expense | **507.5** | 636.5 | 1,085.8 |
| Net Interest Income | **$ 548.2** | $ 601.8 | $ 595.6 |

**18. Other Operating Income and Expenses**—The components of other operating income were as follows:

| (In Millions) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Loan Service Fees | **$24.0** | $ 26.4 | $23.1 |
| Banking Service Fees | **31.6** | 29.8 | 26.3 |
| Losses from Equity Investments | **(2.7)** | (21.4) | — |
| Gain on Sale of Higgins Road Branch | **17.8** | — | — |
| Gain on Sale of Lockbox Operations | — | — | 9.2 |
| Other Income | **22.4** | 23.0 | 33.1 |
| Total Other Operating Income | **$93.1** | $ 57.8 | $91.7 |

Losses from equity investments in 2002 included a $15.0 million write-off of an equity investment in myCFO, Inc. and a $4.8 million write-off of an equity investment in the Global Straight Through Processing Association industry utility. Other income in 2002 included gains of $8.5 million from the sale of leased equipment at the end of the scheduled lease terms and a $4.6 million write-off of the residual value of an aircraft leased to United Airlines.

The components of other operating expenses were as follows:

| (In Millions) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Outside Services Purchased | **$208.5** | $187.5 | $160.9 |
| Software Amortization and Other Costs | **101.9** | 89.6 | 83.6 |
| Business Promotion | **41.6** | 41.5 | 40.0 |
| Other Intangibles Amortization | **10.4** | 6.6 | 6.6 |
| Software Asset Retirements | **13.4** | — | — |
| Goodwill Amortization | — | — | 9.9 |
| Other Expenses | **74.9** | 92.9 | 98.4 |
| Total Other Operating Expenses | **$450.7** | $418.1 | $399.4 |

**19. Other Charges**—During 2003, Northern Trust implemented a number of strategic steps to reduce expenses and better position itself for improved profitability, resulting in pre-tax charges included in noninterest expenses of $56.3 million. Of this charge, $24.0 million represents severance costs relating to the elimination of approximately 700 positions; $18.9 million reflects the reduction in the amount of required leased and owned office space as a result of lower staff levels; and $13.4 million relates to other charges consisting primarily of asset retirements due to the standardization, replacement and elimination of software applications.

Changes in the consolidated balance sheet during 2003 related to these actions were as follows:

| (In Millions) | Severance | Office Space | Technology | Total |
|---|---|---|---|---|
| Asset Write-downs | $ — | $ .2 | $13.4 | $ 13.6 |
| Liabilities: | | | | |
| Established | 24.0 | 18.7 | — | 42.7 |
| Cash Payments | (16.3) | (1.2) | — | (17.5) |
| Balance at December 31, 2003 | $ 7.7 | $17.5 | $ — | $ 25.2 |

**20. Income Taxes**—The table below reconciles the total provision for income taxes from continuing operations recorded in the consolidated statement of income with the amounts computed at the statutory federal tax rate of 35%.

| (In Millions) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Tax at Statutory Rate | **$220.9** | $234.1 | $254.5 |
| Tax Exempt Income | **(14.2)** | (11.1) | (9.5) |
| State Taxes, net | **16.0** | 13.1 | 9.5 |
| Other | **(14.9)** | (14.2) | (11.8) |
| Provision for Income Taxes on Continuing Operations | **$207.8** | $221.9 | $242.7 |

The components of the consolidated provision for income taxes for each of the three years ended December 31 are as follows:

| (In Millions) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Current Tax Provision: | | | |
| Federal | **$ 91.9** | $ 95.3 | $ 81.6 |
| State | **9.7** | 7.8 | 7.4 |
| Foreign | **18.3** | 25.1 | 26.5 |
| Total | **119.9** | 128.2 | 115.5 |
| Deferred Tax Provision: | | | |
| Federal | **72.9** | 81.4 | 120.1 |
| State | **15.0** | 12.3 | 7.1 |
| Total | **87.9** | 93.7 | 127.2 |
| Provision for Income Taxes on Continuing Operations | **$207.8** | $221.9 | $242.7 |
| Provision (Benefit) for Income Taxes on Discontinued Operations | **(11.7)** | — | 1.7 |
| Income Tax Liabilities (Benefits) Reported in Stockholders' Equity for the Following Items: | | | |
| Current Tax Benefit for Stock Options and Other Benefit Plans | **(6.6)** | (16.9) | (26.6) |
| Deferred Tax Effect of Other Comprehensive Income | **(9.3)** | 5.7 | 6.9 |
| Total Income Taxes | **$180.2** | $210.7 | $224.7 |

Deferred taxes result from temporary differences between the amounts reported in the consolidated financial statements and the tax bases of assets and liabilities. Deferred tax liabilities and assets have been computed as follows:

| | December 31 | | |
|---|---|---|---|
| (In Millions) | 2003 | 2002 | 2001 |
| Deferred Tax Liabilities: | | | |
| Lease Financing | **$571.2** | $537.7 | $470.6 |
| Software Development | **91.8** | 99.8 | 84.8 |
| Accumulated Depreciation | **45.1** | 36.0 | 29.3 |
| State Taxes, net | **38.7** | 30.7 | 20.0 |
| Other Liabilities | **13.8** | 16.4 | 8.6 |
| Gross Deferred Tax Liabilities | **760.6** | 720.6 | 613.3 |
| Deferred Tax Assets: | | | |
| Reserve for Credit Losses | **56.8** | 61.1 | 56.6 |
| Compensation and Benefits | **9.1** | 29.4 | 35.9 |
| Other Assets | **27.1** | 32.4 | 21.0 |
| Gross Deferred Tax Assets | **93.0** | 122.9 | 113.5 |
| Valuation Reserve | **—** | — | — |
| Deferred Tax Assets, net of Valuation Reserve | **93.0** | 122.9 | 113.5 |
| *Net Deferred Tax Liabilities* | **$667.6** | $597.7 | $499.8 |

No valuation allowance related to deferred tax assets has been recorded at December 31, 2003 and 2002 as management believes it is more likely than not that the deferred tax assets will be fully realized.

At December 31, 2003, Northern Trust had state net operating loss carryforwards of $420.4 million, which are available to reduce future state tax return liabilities. If not used, $2.7 million will expire in 2006 and the remainder from 2019 through 2021. The carryforwards are subject to various limitations imposed by tax laws.

**21. Employee Benefits—Pension.** A noncontributory qualified defined benefit pension plan covers substantially all domestic employees of Northern Trust. Assets held by the plan consist primarily of listed stocks and corporate bonds.

Effective January 1, 2002, the pension formula was changed from a traditional final average pay formula to what is generally known as a pension equity formula. All employees hired on or after June 1, 2001 are required to have their pension computed under the pension equity formula. All employees hired before June 1, 2001 (and continually active throughout 2001) were entitled to a one-time pension election to either remain with the traditional pension plan formula or change to the new pension equity formula for accruals after December 31, 2001. Although these changes are expected to reduce the long-term cost of the plan, the plan change increased the annual service cost by approximately $.5 million in 2003 and 2002.

Northern Trust also maintains a noncontributory nonqualified pension plan for participants whose retirement benefit payments under the qualified plan are expected to exceed the limits imposed by federal tax law. Northern Trust has a nonqualified trust, referred to as a "Rabbi" Trust, to fund benefits in excess of those permitted in certain of its qualified plans. The primary purpose of the trust is to fund nonqualified retirement benefits. This arrangement offers participants a degree of assurance for payment of benefits in excess of those permitted in the related qualified plans. The assets remain subject to the claims of creditors and are not the property of the employees. Therefore, they are accounted for as corporate assets and are included in other assets in the consolidated balance sheet.

The following tables set forth the status and the net periodic pension cost of the domestic qualified and nonqualified pension benefit plans for 2003 and 2002 based on a September 30 measurement date. Prior service costs are being amortized on a straight-line basis over the average future-working lifetime of the eligible participants at the time of the plan change. As of January 1, 2003, the average future-working lifetime of the eligible participants is 11.3 years.

**PLAN STATUS**

| | September 30 | | | |
|---|---|---|---|---|
| | Qualified Plan | | Nonqualified Plan | |
| ($ In Millions) | 2003 | 2002 | 2003 | 2002 |
| Accumulated Benefit Obligation | **$313.5** | $245.1 | **$ 45.3** | $ 29.0 |
| Projected Benefit | **371.5** | 291.5 | **54.5** | 50.9 |
| Plan Assets at Fair Value | **324.9** | 246.8 | **—** | — |
| Plan Assets Less Than Projected Benefit Obligations | **(46.6)** | (44.7) | **(54.5)** | (50.9) |
| Unrecognized Net Loss | **160.3** | 116.5 | **32.6** | 32.7 |
| Unrecognized Prior Service Cost (Benefit) | **2.0** | 2.4 | **(2.3)** | (2.6) |
| Prepaid (Accrued) Pension Expense at September 30 | **115.7** | 74.2 | **(24.2)** | (20.8) |
| Funding October to December | **30.0** | 6.0 | **.3** | .2 |
| Fourth Quarter Pension Cost | **(3.2)** | (1.0) | **(1.8)** | (1.8) |
| Additional Minimum Liability at December 31 | **—** | — | **(19.3)** | (6.4) |
| Prepaid (Accrued) Pension Expense at December 31 | **$142.5** | $ 79.2 | **$(45.0)** | $(28.8) |
| Weighted-Average Assumptions: | | | | |
| Discount Rates | **6.00%** | 6.75% | **5.50%** | 5.50% |
| Rate of Increase in Compensation Level | **3.60** | 3.60 | **3.60** | 3.60 |
| Expected Long-Term Rate of Return on Assets | **8.75** | 8.75 | **N/A** | N/A |

**NET PERIODIC PENSION EXPENSE**

| | Qualified Plan | | Nonqualified Plan | |
|---|---|---|---|---|
| ($ In Millions) | 2003 | 2002 | 2003 | 2002 |
| Service Cost | **$ 17.7** | $ 12.5 | **$ 2.0** | $ 1.9 |
| Interest Cost | **20.3** | 18.6 | **2.9** | 2.8 |
| Expected Return on Plan Assets | **(27.7)** | (28.2) | **N/A** | N/A |
| Amortization: | | | | |
| Net Loss | **2.4** | — | **2.6** | 2.6 |
| Prior Service Cost (Benefit) | **.1** | .1 | **(.3)** | (.3) |
| Curtailment Cost | **.3** | — | **—** | — |
| Net Periodic Pension Expense | **$ 13.1** | $ 3.0 | **$ 7.2** | $ 7.0 |
| Weighted-Average Assumptions: | | | | |
| Discount Rates | **6.75%** | 7.50% | **5.50%** | 6.00% |
| Rate of Increase in Compensation Level | **3.60** | 5.00 | **3.60** | 5.00 |
| Expected Long-Term Rate of Return on Assets | **8.75** | 9.00 | **N/A** | N/A |

The pension expense for 2001 was $2.8 million and $7.8 million for the qualified and nonqualified plans, respectively.

**CHANGE IN BENEFIT OBLIGATION**

| | Qualified Plan | | Nonqualified Plan | |
|---|---|---|---|---|
| (In Millions) | 2003 | 2002 | 2003 | 2002 |
| Beginning Balance | **$291.5** | $242.9 | **$ 50.9** | $ 46.0 |
| Service Cost | **17.7** | 12.5 | **2.0** | 1.9 |
| Interest Cost | **20.3** | 18.6 | **2.9** | 2.8 |
| Actuarial Loss | **73.9** | 50.2 | **2.5** | 5.2 |
| Curtailment Benefit | **(8.3)** | — | — | — |
| Benefits Paid | **(23.6)** | (32.7) | **(3.8)** | (5.0) |
| Ending Balance | **$371.5** | $291.5 | **$ 54.5** | $ 50.9 |

**CHANGE IN QUALIFIED PLAN ASSETS**

| (In Millions) | 2003 | 2002 |
|---|---|---|
| Fair Value of Assets at Beginning of Plan Year | **$246.8** | $298.1 |
| Actual Return on Assets | **49.6** | (18.6) |
| Employer Contribution | **52.1** | — |
| Benefits Paid | **(23.6)** | (32.7) |
| Fair Value of Assets at End of Plan Year | **$324.9** | $246.8 |

The minimum required contribution for the qualified plan in 2004 is estimated to be zero. The maximum deductible contribution is dependent upon final legislation regarding interest rates to be utilized and is estimated to range from $20 million to $54 million. The benefit payments for the nonqualified plan in 2004 are estimated to approximate $3.8 million.

The allocation of the fair value of Northern Trust's total pension plan assets at the end of the 2003 and 2002 plan year, and the target allocation, by asset category, are as follows:

| Asset Category | Target Allocation | Actual–2003 | Actual–2002 |
|---|---|---|---|
| Equity Securities | 65.0% | **63.6%** | 66.6% |
| Debt Securities | 25.0 | **23.7** | 28.5 |
| Other | 10.0 | **12.7** | 4.9 |
| Total | 100.0% | **100.0%** | 100.0% |

Northern Trust employs a total return investment strategy approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. Assets held consist primarily of commingled funds that invest primarily in a diversified blend of publicly traded equities, fixed income and some private equity investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks as well as growth, value and small and large capitalizations. Other assets such as private equity and hedge funds are used judiciously to enhance long-term returns while improving portfolio diversification. Derivatives may be used to gain market exposure in an efficient and timely manner; however, derivatives may not be used to leverage the portfolio beyond the market value of the underlying investments. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies, and quarterly investment portfolio reviews.

Northern Trust employs a building block approach in determining the long-term rate of return for plan assets. Historical markets and long-term historical relationships between equities, fixed income and other asset classes are studied using the widely-accepted capital market principle that assets with higher volatility generate a greater return over the long-run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established, giving proper consideration to diversification and rebalancing. Peer data and historical returns are reviewed to check for reasonability and appropriateness. Based on this approach and the plan's target asset allocation, the expected long-term rate of return on assets was set at 8.75%.

Total assets in the "Rabbi" Trust related to the nonqualified pension plan at December 31, 2003 and 2002 amounted to $38.7 million and $31.6 million, respectively.

A defined benefit and a defined contribution plan are maintained for the London Branch employees. At December 31, 2003, the fair value of assets and the projected benefit obligation of the defined benefit plan totaled $23.5 million and $26.1 million, respectively. At December 31, 2002, the fair value of assets and the projected benefit obligation were $18.7 million and $21.4 million, respectively. Pension expense for 2003, 2002 and 2001 was $4.5 million, $3.3 million and $3.4 million, respectively.

**Thrift-Incentive Plan.** The Corporation and its subsidiaries have a defined contribution Thrift-Incentive Plan covering substantially all employees. One half of the Corporation's matching contribution is contingent upon meeting a predefined earnings target for the year. The estimated contribution to this plan is charged to employee benefits and totaled $14.5 million in 2003, $16.3 million in 2002 and $15.0 million in 2001.

**Employee Stock Ownership Plan (ESOP).** In 2003 and 2002, the corporate contribution to the ESOP was equal to approximately 1% and 2%, respectively, of an employee's salary. ESOP compensation expense in 2003, 2002, and 2001 totaled $6.1 million, $9.9 million, and $6.8 million, respectively.

**Other Postretirement Benefits.** Northern Trust maintains an unfunded postretirement health care plan. Employees retiring at age 55 or older under the provisions of The Northern Trust Company Pension Plan who have attained 15 years of service are eligible for postretirement health care coverage. Effective January 1, 2003, the cost of this benefit is no longer subsidized by Northern Trust for new employee hires or employees who were under age 40 at December 31, 2002. This plan change reduced the post-retirement benefit obligation by $1.5 million at December 31, 2002. The provisions of this plan may be changed further at the discretion of Northern Trust, which also reserves the right to terminate these benefits at any time.

The following tables set forth the plan status at December 31 and the net periodic postretirement benefit cost of the domestic postretirement health care plan for 2003 and 2002. The transition obligation at January 1, 1993 is being amortized to expense over a twenty-year period.

**PLAN STATUS**

| (In Millions) | 2003 | 2002 |
|---|---|---|
| Accumulated Postretirement Benefit Obligation (APBO) Measured at September 30: | | |
| Retirees and Dependents | **$ 23.3** | $ 20.2 |
| Actives Eligible for Benefits | **8.1** | 5.9 |
| Actives Not Yet Eligible | **18.5** | 16.5 |
| Total APBO | **49.9** | 42.6 |
| Unamortized Transition Obligation | **(4.9)** | (5.8) |
| Unrecognized Net Loss | **(17.7)** | (11.9) |
| Prior Service Cost | **1.1** | 1.2 |
| Net Postretirement Benefit Liability | **$ 28.4** | $ 26.1 |

**NET PERIODIC POSTRETIREMENT BENEFIT EXPENSE**

| (In Millions) | 2003 | 2002 |
|---|---|---|
| Service Cost | **$ 1.5** | $ 1.3 |
| Interest Cost | **2.9** | 2.6 |
| Amortization | | |
| Transition Obligation | **.6** | .6 |
| Net Loss | **.6** | — |
| Prior Service Benefit | **(.1)** | — |
| Curtailment Cost | **.2** | — |
| Net Periodic Postretirement Benefit Expense | **$ 5.7** | $ 4.5 |

**CHANGE IN ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION**

| (In Millions) | 2003 | 2002 |
|---|---|---|
| Beginning Balance | **$42.6** | $34.6 |
| Service Cost | **1.5** | 1.3 |
| Interest Cost | **2.9** | 2.6 |
| Actuarial Loss | **8.0** | 8.2 |
| Curtailment Gain | **(1.7)** | — |
| Benefits Paid | **(3.4)** | (2.6) |
| Plan Change | **—** | (1.5) |
| Ending Balance | **$49.9** | $42.6 |

Postretirement health care expense for 2001 was $4.0 million. The benefit payments for the postretirement health care plan in 2004 are estimated to approximate $3.7 million.

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6.00% at December 31, 2003 and 6.75% at December 31, 2002. For measurement purposes, a 9.5% annual increase in the cost of covered health care benefits was assumed for 2004. This rate is assumed to decrease to 5.5% in 2008 and remain at that level thereafter. The health care cost trend rate assumption has an effect on the amounts reported. For example, increasing or decreasing the assumed health care trend rate by one percentage point in each year would have the following effect.

| (In Millions) | 1–Percentage Point Increase | 1–Percentage Point Decrease |
|---|---|---|
| Effect on Total Service and Interest Cost Components | $— | $— |
| Effect on Postretirement Benefit Obligation | .8 | (.7) |

Subsequent to the Northern Trust measurement date of September 30, 2003, President Bush signed into law on December 8, 2003, a bill that expands Medicare, primarily adding a prescription drug benefit for Medicare-eligible retirees starting in 2006. Northern Trust anticipates that future benefit payments will be lower as a result of the new Medicare provisions. The retiree medical obligations and costs reported do not reflect the impact of this legislation.

**22. Stock-Based Compensation Plans**—A description of Northern Trust's stock-based compensation is presented below.

**2002 Stock Plan.** Effective April 16, 2002, the Corporation adopted the Northern Trust Corporation 2002 Stock Plan (the "Plan") to replace the Northern Trust Corporation Amended 1992 Incentive Stock Plan (1992 Plan). The Plan is administered by the Compensation and Benefits Committee (Committee) of the Board of Directors. All employees of the Corporation and its subsidiaries and all directors of the Corporation are eligible to receive awards under the Plan. The Plan provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, stock awards, performance shares and stock units. The total number of shares of the Corporation's common stock authorized for issuance under the Plan is 22,000,000. As of December 31, 2003, shares available for future grant under the plan totaled 13,705,724. The 1992 Plan expired by its terms on April 30, 2002 and no awards may be granted under the 1992 Plan after that date.

The following description applies to awards under the Plan and the 1992 Plan, as applicable.

***Stock Options.*** Stock options consist of options to purchase common stock at purchase prices not less than 100% of the fair market value thereof on the date the option is granted. Options have a maximum ten-year life and generally vest and become exercisable in six months to three years after the date of grant. In addition, all options may become exercisable upon a "change of control" as defined in the Plan or the 1992 Plan. All options terminate at such time as determined by the Committee and as provided in the terms and conditions of the respective option grants.

***Stock and Stock Unit Awards.*** Stock or stock unit awards can be granted by the Committee to participants which entitle them to receive a payment in cash or Northern Trust Corporation common stock under the terms of the Plan or the 1992 Plan and such other terms and conditions as the Committee deems appropriate.

Total expense applicable to stock and stock unit awards including dividend equivalents was $14.7 million in 2003, $13.4 million in 2002 and $12.7 million in 2001. Stock and stock unit grants totaled 242,777 in 2003, 256,264 in 2002 and 292,500 in 2001, with a weighted average grant-date fair value of $32.68, $50.92 and $67.32, respectively. As of December 31, 2003, restricted stock awards and stock units outstanding totaled 1,429,539 shares, of which 239,641 shares are fully vested with distribution deferred. These shares generally vest, subject to continuing employment, over a period of one to nine years.

***Performance Shares.*** Under the performance share provisions, participants are entitled to have each award credited to an account maintained for them if established performance goals are achieved. Distribution of the award is then made after vesting. The value of shares that have not been distributed is credited to performance share accounts and is shown in stockholders' equity as Common Stock Issuable-Stock Incentive Plans. Total compensation expense for performance shares was $5.4 million in 2003, $10.6 million in 2002 and $19.1 million in 2001. The last grant of performance shares was in 1998 and all shares were vested as of December 31, 2003.

A summary of the status of stock options under the Plan and the 1992 Plan at December 31, 2003, 2002 and 2001 and changes during the years then ended is presented in the table below.

| | 2003 | | 2002 | | 2001 | |
|---|---|---|---|---|---|---|
| | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| Options Outstanding, January 1 | **20,559,945** | **$45.15** | 17,987,455 | $41.27 | 16,701,201 | $35.06 |
| Granted ($32.62 to $47.21 per share in 2003) | **5,036,605** | **32.72** | 4,493,524 | 52.60 | 2,756,250 | 67.83 |
| Exercised ($9.42 to $45.16 per share in 2003) | **(1,505,363)** | **18.96** | (1,441,501) | 16.01 | (1,363,160) | 17.46 |
| Cancelled | **(643,416)** | **50.23** | (479,533) | 56.37 | (106,836) | 62.69 |
| Options Outstanding December 31 | **23,447,771** | **$44.04** | 20,559,945 | $45.15 | 17,987,455 | $41.27 |
| Options Exercisable, December 31 | **17,154,121** | **$43.96** | 14,523,937 | $39.11 | 12,104,945 | $29.98 |

The following is a summary of outstanding and exercisable options under the Plan and the 1992 Plan at December 31, 2003.

| | Options Outstanding | | | |
|---|---|---|---|---|
| | Number Outstanding | Exercisable | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price |
| $ 9.42 to $20.00 per share | 2,616,377 | 2,616,377 | 2.0 years | $13.80 |
| $20.01 to $35.00 per share | 8,122,652 | 4,892,255 | 6.7 years | 32.26 |
| $35.01 to $50.00 per share | 3,258,050 | 3,201,551 | 4.9 years | 44.95 |
| $50.01 to $65.00 per share | 4,118,742 | 1,906,551 | 8.0 years | 52.79 |
| $65.01 to $83.47 per share | 5,331,950 | 4,537,387 | 6.4 years | 69.44 |

**Director Stock Awards.** In January 2000, each non-employee director received a grant of 2,400 stock units under the 1992 Plan, with 800 stock units vesting on election or re-election as a director of the Corporation in each of the years 2000, 2001 and 2002. In January 2003, each non-employee director received a grant of 2,400 stock units under the Plan, with 800 units vesting on election or re-election as a director of the Corporation in each of the years 2003, 2004 and 2005. Directors may elect to defer the payment of their annual stock unit grant and cash-based compensation until termination of services as director. Amounts deferred are converted into stock units representing shares of common stock of the Corporation. Distributions of deferred stock units will be made in stock. Distributions of the stock unit account that relate to cash-based compensation will be made in cash based on the fair value of the stock units at the time of distribution.

**Other Stock-Based Compensation Arrangements.** Total compensation expense related to restricted shares granted in conjunction with an acquisition was $.2 million in 2003, $2.0 million in 2002 and $2.2 million in 2001. As of December 31, 2003, there are no restricted shares outstanding.

**23. Cash-Based Compensation Plans**—Various incentive plans provide for cash incentives and bonuses to selected employees based upon accomplishment of corporate net income objectives, business unit goals and individual performance. The plans provide for acceleration of benefits in certain circumstances including a change in control. The estimated contributions to these plans are charged to compensation expense and totaled $89.6 million in 2003, $84.8 million in 2002 and $99.7 million in 2001.

**24. Contingent Liabilities**—Because of the nature of its activities, Northern Trust is subject to pending and threatened legal actions that arise in the normal course of business. Management cannot estimate the specific possible loss or range of loss that may result from these proceedings since it is not possible to formulate a meaningful opinion as to the range of possible outcomes and plaintiffs' ultimate damage claims. In the judgment of management, after consultation with legal counsel, none of the litigation to which the Corporation or any of its subsidiaries is a party, including the matters described below, will have a material effect, either individually or in the aggregate, on the Corporation's consolidated financial position or results of operations.

One subsidiary of the Corporation has been named as a defendant in several Enron-related class action suits that have been consolidated under a single complaint in the Federal District Court for the Southern District of Texas (Houston). Individual participants in the employee pension benefit plans sponsored by Enron Corp. sued various corporate entities and individuals, including the Bank in its capacity as the former directed trustee of the Enron Corp. Savings Plan and former service-provider for the Enron Corp. Employee Stock Ownership Plan. The lawsuit makes claims, *inter alia,* for breach of fiduciary duty to the plan participants, and seeks equitable relief and monetary damages in an unspecified amount against the defendants. On September 30, 2003, the court denied the Bank's motion to dismiss the complaint as a matter of law. In an Amended Consolidated Complaint filed on January 2, 2004, plaintiffs continue to assert claims against the Bank and other defendants under the Employee Retirement Income Security Act of 1974 ("ERISA"), seeking a finding that defendants are liable to restore to the benefit plans and the plaintiffs hundreds of millions of dollars of losses allegedly caused by defendants' alleged breaches of fiduciary duty. The Corporation and the Bank will continue to defend this action vigorously. In June 2003, after conducting an extensive investigation, which included the Bank and NTRC, the U.S. Department of Labor (DOL) filed a civil action against numerous parties charging that they violated their obligations to the Enron plan participants. The DOL did not name any Northern Trust entity or employee as a defendant in its suit. In another matter, in November and December 2003, Enron as debtor-in-possession filed two lawsuits seeking to recover for its bankruptcy estate more than $1 billion it paid in the fall of 2001 to buy back its commercial paper. Enron claims that the money it paid to buy back its commercial paper approximately six weeks prior to its bankruptcy filing represented "preference" payments and "fraudulent transfers" that can be reversed with the money going back to Enron. Since the Bank sold approximately $197 million of this Enron commercial paper that it held for some of its clients, the Bank and those clients are among scores of defendants named in these complaints. The Corporation and the Bank will defend these actions vigorously. Based upon the information developed to date and recognizing that the outcome of complex litigation and related matters is uncertain, management believes that these matters will be resolved without material impact on the Corporation's consolidated financial position or results of operations.

**25. Derivative Financial Instruments**—Northern Trust is a party to various derivative financial instruments that are used in the normal course of business as part of its asset/liability management activities; to meet the risk management needs of its clients; and as part of its trading activity for its own account. These instruments include foreign exchange contracts, foreign currency and interest rate futures contracts, and various interest and credit risk management instruments.

The major risk associated with these instruments is that interest or foreign exchange rates could change in an unanticipated manner, resulting in higher interest costs or a loss in the underlying value of the instrument. These risks are mitigated by establishing limits for risk management positions, monitoring the level of actual positions taken against such established limits, monitoring the level of any interest rate sensitivity gaps created by such positions, and using hedging techniques. When establishing position limits, market liquidity and volatility, as well as experience in each market, are all taken into account.

The estimated credit risk associated with these instruments relates to the failure of the counterparty to pay based on the contractual terms of the agreement, and is generally limited to the gross unrealized market value gains on these instruments. The amount of credit risk will increase or decrease during the lives of the instruments as interest or foreign exchange rates fluctuate. This risk is controlled by limiting such activity to an approved list of counterparties and by subjecting such activity to the same credit and quality controls as are followed in lending and investment activities.

***Foreign Exchange Contracts*** are agreements to exchange specific amounts of currencies at a future date, at a specified rate of exchange. Foreign exchange contracts are entered into primarily to meet the foreign exchange risk management needs of clients. Foreign exchange contracts are also used for trading purposes and asset/liability management.

***Interest Rate Swap Contracts*** involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts.

***Credit Default Swaps*** are contracts entered into by Northern Trust with an external third party where the external party assumes credit risk exposure related to a specific commercial loan or commitment issued by Northern Trust by agreeing to pay Northern Trust in the event of bankruptcy, failure to pay, or restructuring. In return, Northern Trust agrees to pay a fee to the third party to transfer the related credit default risk.

***Foreign Currency and Interest Rate Futures Contracts*** are agreements for delayed delivery of foreign currency, securities or money market instruments in which the buyer agrees to take delivery at a specified future date of a specified currency, security, or instrument, at a specified price or yield. All of Northern Trust's futures contracts are traded on organized exchanges that require the daily settlement of changes in the value of the contracts. Futures contracts are utilized in trading activities and asset/liability management to limit Northern Trust's exposure to unfavorable fluctuations in foreign exchange rates or interest rates.

***Interest Rate Protection Contracts*** are agreements that enable clients to transfer, modify or reduce their interest rate risk. As a seller of interest rate protection, Northern Trust receives a fee at the outset of the agreement and then assumes the risk of an unfavorable change in interest rates. Northern Trust offsets this assumed interest rate risk by entering into an offsetting position with an outside counterparty. Northern Trust also purchases interest rate protection contracts for asset/liability management.

***Exchange-Traded Option Contracts*** grant the buyer the right, but not the obligation, to purchase or sell at a specified price, a stated number of units of an underlying financial instrument, at a future date.

***Forward Sale Contracts*** represent commitments to sell a specified amount of securities at an agreed upon date and price.

The following table shows the contractual/notional amounts of risk management instruments. The notional amounts of risk management instruments do not represent credit risk, and are not recorded in the consolidated balance sheet. They are used merely to express the volume of this activity. Credit risk is limited to the positive market value of the derivative financial instrument, which is significantly less than the notional amount, and is shown as the asset amounts in the Fair Values of Off-Balance Sheet and Derivative Financial Instruments table on page 90.

RISK MANAGEMENT INSTRUMENTS

| | Contractual/ Notional Amounts December 31 | |
|---|---|---|
| (In Millions) | 2003 | 2002 |
| **Asset/Liability Management:** | | |
| Foreign Exchange Contracts | **$ 160.9** | $ 170.9 |
| Interest Rate Protection Contracts Purchased | **—** | 3.5 |
| Interest Rate Futures Contracts Sold | **—** | 1.7 |
| Interest Rate Swap Contracts | **411.9** | 519.6 |
| Forward Sale Contracts | **—** | 15.4 |
| Credit Default Swaps | **68.8** | 97.5 |
| **Client-Related and Trading:** | | |
| Foreign Exchange Contracts | **28,385.1** | 15,547.7 |
| Interest Rate Protection Contracts | | |
| Purchased | **15.2** | 12.7 |
| Sold | **15.2** | 12.7 |
| Interest Rate Swap Contracts | **257.9** | 94.8 |

***Fair Value Hedge Designations.*** Northern Trust may designate certain derivatives as hedges of specific fixed rate assets or liabilities on its balance sheet. The risk management policy for such hedges is to reduce or eliminate the exposure to changes in the value of the hedged assets or liabilities due to a specified risk. As of December 31, 2003, certain interest rate swaps were designated and qualified as fair value hedges against changes in LIBOR interest rates for specific fixed rate agency and asset-backed securities. There was no ineffectiveness in fair value hedges through December 31, 2003.

***Cash Flow Hedge Designations.*** Certain derivatives may be designated as hedges against exposure to variability in expected future cash flows attributable to particular risks, such as fluctuations in foreign exchange or interest rates. Northern Trust currently uses cash flow hedges to reduce or eliminate the exposure to changes in foreign exchange and LIBOR interest rates. As of December 31, 2003, certain forward foreign exchange contracts were designated and qualified as cash flow hedges against changes in certain forecasted foreign denominated revenue and expenditure transactions. It is estimated that a net gain of $.6 million will be reclassified into earnings within the next 12 months. The maximum length of time over which these hedges will exist is 15 months. Cash flow ineffectiveness was negligible through December 31, 2003.

As of December 31, 2003, interest rate swaps were designated and qualified as hedges against variability in interest cash flows due to changes in LIBOR interest rates for specific time deposits with banks. It is estimated that $.1 million of net gains associated with these hedges will be reclassified into earnings within the next 12 months. There was no hedge ineffectiveness through December 31, 2003.

***Net Investment Hedge Designations.*** Northern Trust has designated specific forward foreign currency contracts as hedges against foreign currency exposure for net investments in foreign affiliates. For the year ended December 31, 2003, a net loss of $1.1 million was recorded in accumulated other comprehensive income.

***Other Derivatives not Designated as Hedges.*** Forward foreign exchange contracts were used to reduce exposure to fluctuations in the dollar value of capital investments in foreign subsidiaries and from foreign currency assets and obligations. Realized and unrealized gains and losses on such contracts are recognized as a component of other operating income. Credit Default Swaps are used to mitigate exposure to a borrower's inability to pay on their loan obligation or other credit related event. Credit Default Swaps are adjusted to their fair market value each quarter with gains or losses recorded as adjustments to income for that period.

**Client and Trading-Related Derivative Financial Instruments.** Net revenue associated with client and trading-related interest rate derivative financial instruments totaled $2.1 million, $.1 million and $.2 million during 2003, 2002 and 2001, respectively. The majority of these revenues are related to interest rate swaps and interest rate protection agreements.

**26. Off-Balance Sheet Financial Instruments—Commitments and Letters of Credit.** Northern Trust, in the normal course of business, enters into various types of commitments and issues letters of credit to meet the liquidity and credit enhancement needs of its clients. Credit risk is the principal risk associated with these instruments. The contractual amounts of these instruments represent the credit risk should the instrument be fully drawn upon and the client defaults. To control the credit risk associated with entering into commitments and issuing letters of credit, Northern Trust subjects such activities to the same credit quality and monitoring controls as its lending activities.

Commitments and letters of credit consist of the following:

***Legally Binding Commitments to Extend Credit*** generally have fixed expiration dates or other termination clauses. Since a significant portion of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future loans or liquidity requirements.

***Bankers Acceptances*** obligate Northern Trust, in the event of default by the counterparty, to reimburse the holder of the acceptance.

***Commercial Letters of Credit*** are instruments issued by Northern Trust on behalf of its clients that authorize a third party (the beneficiary) to draw drafts up to a stipulated amount under the specified terms and conditions of the agreement. Commercial letters of credit are issued primarily to facilitate international trade.

***Standby Letters of Credit*** obligate Northern Trust to meet certain financial obligations of its clients, if, under the contractual terms of the agreement, the clients are unable to do so. These instruments are primarily issued to support public and private financial commitments, including commercial paper, bond financing, initial margin requirements on futures exchanges and similar transactions. Certain standby letters of credit have been secured with cash deposits or participated to others. Northern Trust is obligated to meet the entire financial obligation of these agreements and in certain cases is able to recover the amounts paid through recourse against cash deposits or other participants. Subsequent to its adoption in January 2003 of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," Northern Trust records a liability on its consolidated balance sheet reflecting the obligation it has undertaken in issuing standby letters of credit. Northern Trust's recorded liability for standby letters of credit, measured as the amount of unamortized fees on these instruments, totaled $4.4 million at December 31, 2003.

The following table shows the contractual amounts of commitments and letters of credit.

**COMMITMENTS AND LETTERS OF CREDIT**

| | December 31 | |
|---|---|---|
| (In Millions) | 2003 | 2002 |
| Legally Binding Commitments to Extend Credit* | $16,541.6 | $17,183.6 |
| Commercial Letters of Credit | 26.1 | 49.5 |
| Standby Letters of Credit: | | |
| Corporate | 617.6 | 683.8 |
| Industrial Revenue | 1,286.5 | 1,353.1 |
| Other | 617.2 | 491.7 |
| Total Standby Letters of Credit** | $ 2,521.3 | $ 2,528.6 |

**These amounts exclude $522.2 million and $470.4 million of commitments participated to others at December 31, 2003 and 2002, respectively.*
***These amounts include $271.1 million and $256.3 million of standby letters of credit secured by cash deposits or participated to others as of December 31, 2003 and 2002, respectively. The weighted average maturity of standby letters of credit was 20 months at December 31, 2003 and December 31, 2002.*

**Other Off-Balance Sheet Financial Instruments.** As part of securities custody activities and at the direction of trust clients, Northern Trust lends securities owned by clients to borrowers who are reviewed and approved by the Credit Policy Credit Approval Committee. In connection with these activities, Northern Trust has issued certain indemnifications against loss resulting from the bankruptcy of the borrower of securities. The borrowing party is required to fully collateralize securities received with cash, marketable securities, or irrevocable standby letters of credit. As securities are loaned, collateral is maintained at a minimum of 100 percent of the fair value of the securities plus accrued interest, with revaluation of the collateral on a daily basis. The amount of securities loaned as of December 31, 2003 and 2002 subject to indemnification was $74.0 billion and $49.2 billion, respectively. Because of the borrower's requirement to fully collateralize securities borrowed, management believes that the exposure to credit loss from this activity is remote.

The Bank is a participating member of various cash, securities and foreign exchange clearing and settlement organizations such as The Depository Trust Company in New York. It participates in these organizations on behalf of its clients and on behalf of itself as a result of its own investment and trading activities. A wide variety of cash and securities transactions are settled through these organizations, including those involving obligations of states and political subdivisions, asset-backed securities, commercial paper, dollar placements and securities issued by the Government National Mortgage Association.

As a result of its participation in cash, securities and foreign exchange clearing and settlement organizations, the Bank could be responsible for a pro rata share of certain credit-related losses arising out of the clearing activities. The method in which such losses would be shared by the clearing members is stipulated in each clearing organization's membership agreement. Credit exposure related to these agreements varies from day to day, primarily as a result of fluctuations in the volume of transactions cleared through the organizations. The estimated credit exposure at December 31, 2003 and 2002 was $67 million and $48 million, respectively, based on the membership agreements and clearing volume for those days. Controls related to these clearing transactions are closely monitored to protect the assets of Northern Trust and its clients.

**27. Pledged and Restricted Assets**—Certain of Northern Trust's subsidiaries, as required or permitted by law, pledge assets to secure public and trust deposits, repurchase agreements and for other purposes. On December 31, 2003, securities and loans totaling $10.1 billion ($6.1 billion of U.S. Government and agency securities, $792 million of obligations of states and political subdivisions and $3.2 billion of loans and other securities), were pledged. Collateral required for these purposes totaled $6.5 billion. Included in the total pledged assets is the fair value of $1.7 billion of available for sale securities which were pledged as collateral for agreements to repurchase securities sold transactions. The secured parties to these transactions have the right to repledge or sell these securities.

Northern Trust is permitted to repledge or sell collateral accepted from agreements to resell securities purchased transactions. The total fair value of accepted collateral as of December 31, 2003 and 2002 was $407.2 million and $328.6 million, respectively. The fair value of repledged collateral as of December 31, 2003 and 2002 was $50.4 million and $88.7 million, respectively. Repledged collateral was used in other agreements to repurchase securities sold transactions.

Deposits maintained at the Federal Reserve Bank to meet reserve requirements averaged $605.0 million in 2003 and $525.4 million in 2002.

**28. Restrictions on Subsidiary Dividends and Loans or Advances**—Provisions of state and federal banking laws restrict the amount of dividends that can be paid to the Corporation by its banking subsidiaries. Under applicable state and federal laws, no dividends may be paid in an amount greater than the net profits then on hand, subject to other applicable provisions of law. In addition, prior approval from the relevant federal banking regulator is required if dividends declared by any of the Corporation's banking subsidiaries in any calendar year will exceed its net profits (as defined) for that year, combined with its retained net profits for the preceding two years. Based on these regulations, the Corporation's banking subsidiaries, without regulatory approval, could declare dividends during 2004 equal to their 2004 eligible net profits (as defined) plus $229.4 million. The ability of each banking subsidiary to pay dividends to the Corporation may be further restricted as a result of regulatory policies and guidelines relating to dividend payments and capital adequacy.

State and federal laws limit the transfer of funds by a banking subsidiary to the Corporation and certain of its affiliates in the form of loans or extensions of credit, investments or purchases of assets. Transfers of this kind to the Corporation or a nonbanking subsidiary by a banking subsidiary are each limited to 10% of the banking subsidiary's capital and surplus with respect to each affiliate and to 20% in the aggregate, and are also subject to certain collateral requirements. These transactions, as well as other transactions between a banking subsidiary and the

Corporation or its affiliates, must also be on terms substantially the same as, or at least as favorable as, those prevailing at the time for comparable transactions with non-affiliated companies or, in the absence of comparable transactions, on terms, or under circumstances, including credit standards, that would be offered to, or would apply to, non-affiliated companies.

**29. Fair Value of Financial Instruments**—SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the estimated fair value of certain financial instruments. Considerable judgment is required to interpret market data when computing estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts Northern Trust could have realized in a market exchange.

The information provided below should not be interpreted as an estimate of the fair value of Northern Trust since the disclosures, in accordance with SFAS No. 107, exclude the values of nonfinancial assets and liabilities, as well as a wide range of franchise, relationship, and intangible values, which are integral to a full assessment of the consolidated financial position.

The use of different assumptions and/or estimation methods may have a material effect on the computation of estimated fair values. Therefore, comparisons between Northern Trust's disclosures and those of other financial institutions may not be meaningful.

The following methods and assumptions were used in estimating the fair values of the financial instruments:

***Securities.*** Fair values of securities were based on quoted market values, when available. If quoted market values were not available, fair values were based on quoted market values for comparable instruments.

***Loans (not including lease financing receivables).*** The fair values of one-to-four family residential mortgages were based on quoted market prices of similar loans sold, adjusted for differences in loan characteristics. The fair values of the remainder of the loan portfolio were estimated using a discounted cash flow method in which the discount rate used was the rate at which Northern Trust would have originated the loan had it been originated as of the financial statement date, giving effect to current economic conditions on loan collectibility.

***Savings Certificates, Other Time, Foreign Offices Time Deposits and Other Borrowings.*** The fair values of these instruments were estimated using a discounted cash flow method that incorporated market interest rates.

***Senior Notes, Subordinated Debt and Floating Rate Capital Debt.*** Fair values were based on quoted market prices, when available. If quoted market prices were not available, fair values were based on quoted market prices for comparable instruments.

***Financial Guarantees.*** The fair values of financial guarantees represent the amount of unamortized fees on these instruments.

***Off-Balance Sheet Financial Instruments.*** The fair values of commitments represent the amount of unamortized fees on these instruments. The fair values of all other off-balance sheet financial instruments were estimated using market prices, pricing models, or quoted market prices of financial instruments with similar characteristics.

***Financial Instruments Valued at Carrying Value.*** Due to their short maturity, the respective carrying values of certain on-balance sheet financial instruments approximated their fair values. These financial instruments include cash and due from banks; money market assets; customers' acceptance liability; trust security settlement receivables; federal funds purchased; securities sold under agreements to repurchase; commercial paper; certain other borrowings; and liability on acceptances.

The fair values required to be disclosed for demand, savings, and money market deposits pursuant to SFAS No. 107 must equal the amounts disclosed in the consolidated balance sheet, even though such deposits are typically priced at a premium in banking industry consolidations.

***Fair Values of On-Balance Sheet Financial Instruments.*** The following table summarizes the fair values of on-balance sheet financial instruments.

| | December 31 | | | |
|---|---|---|---|---|
| | 2003 | | 2002 | |
| (In Millions) | Book Value | Fair Value | Book Value | Fair Value |
| **Assets** | | | | |
| Cash and Due from Banks | **$ 1,595.9** | **$ 1,595.9** | $ 2,672.2 | $ 2,672.2 |
| Money Market Assets | **9,565.1** | **9,565.1** | 9,332.3 | 9,332.3 |
| Securities: | | | | |
| Available for Sale | **8,422.4** | **8,422.4** | 5,681.2 | 5,681.2 |
| Held to Maturity | **1,041.5** | **1,081.6** | 905.0 | 942.9 |
| Trading Account | **7.4** | **7.4** | 7.7 | 7.7 |
| Loans (excluding Leases) Net of Credit Loss Reserve: | | | | |
| Held to Maturity | **16,435.5** | **16,660.3** | 16,612.4 | 16,953.8 |
| Held for Sale | **1.1** | **1.1** | 14.2 | 14.6 |
| Customers' Acceptance Liability | **11.2** | **11.2** | 22.5 | 22.5 |
| Trust Security Settlement Receivables | **170.6** | **170.6** | 608.5 | 608.5 |
| **Liabilities** | | | | |
| Deposits: | | | | |
| Demand, Savings and Money Market | **12,869.9** | **12,869.9** | 13,704.0 | 13,704.0 |
| Savings Certificates, Other Time and Foreign Offices Time | **13,400.1** | **13,421.9** | 12,358.1 | 12,396.3 |
| Federal Funds Purchased | **2,629.4** | **2,629.4** | 1,672.5 | 1,672.5 |
| Repurchase Agreements | **1,827.8** | **1,827.8** | 1,564.0 | 1,564.0 |
| Commercial Paper | **142.3** | **142.3** | 143.6 | 143.6 |
| Other Borrowings | **3,677.0** | **3,823.0** | 3,741.0 | 3,946.8 |
| Senior Notes | **350.0** | **363.5** | 450.0 | 480.7 |
| Subordinated Debt | **850.0** | **921.8** | 750.0 | 839.8 |
| Floating Rate Capital Debt | **276.2** | **275.9** | 267.8 | 199.8 |
| Liability on Acceptances | **11.2** | **11.2** | 22.5 | 22.5 |
| Financial Guarantees | **4.4** | **4.4** | .1 | .1 |

***Fair Values of Off-Balance Sheet and Derivative Financial Instruments.*** The following table summarizes the fair values of off-balance sheet and derivative financial instruments.

| | December 31 | |
|---|---|---|
| | 2003 | 2002 |
| (In Millions) | Book Value/Fair Value | |
| Loan Commitments | **$ 7.8** | $ 8.0 |
| Asset/Liability Management: | | |
| Foreign Exchange Contracts | | |
| Assets | **5.0** | 8.8 |
| Liabilities | **4.5** | 3.7 |
| Interest Rate Swap Contracts | | |
| Assets | **.6** | 4.8 |
| Liabilities | **9.5** | 11.9 |
| Other Financial Instruments | | |
| Assets | **—** | — |
| Liabilities | **—** | .2 |
| Client-Related and Trading:* | | |
| Foreign Exchange Contracts | | |
| Assets | **892.0** | 588.4 |
| Liabilities | **858.4** | 588.0 |
| Credit Default Swaps | | |
| Assets | **.3** | 1.1 |
| Liabilities | **.2** | — |
| Interest Rate Swap Contracts | | |
| Assets | **4.2** | 2.7 |
| Liabilities | **2.3** | 2.5 |

**Assets and liabilities associated with foreign exchange contracts averaged $527.7 million and $496.2 million, respectively, during 2003. Assets and liabilities associated with other client-related and trading account instruments averaged $3.9 million and $2.7 million, respectively, during 2003.*

**30. Business Units and Related Information—** Information regarding the Corporation's major business units is contained in the Results of Operations tables included in the section titled Business Unit Reporting beginning on page 35 and is incorporated herein by reference.

The operations of Northern Trust are managed on a business unit basis and include components of both domestic and foreign source income and assets. Foreign source income and assets are not separately identified in its internal management reporting system. However, Northern Trust is required to disclose foreign activities based on the domicile of the customer. Due to the complex and integrated nature of its foreign and domestic activities, it is impossible to segregate with precision revenues, expenses and assets between its U.S. and foreign-domiciled customers. Therefore, certain subjective estimates and assumptions have been made to allocate revenues, expenses and assets between domestic and international operations as described below.

Northern Trust's international activities are centered in the global custody, treasury activities, foreign exchange, investment management and commercial banking businesses of the Bank, three foreign bank branches, a UK incorporated bank subsidiary, one Edge Act subsidiary, foreign subsidiaries located in Canada, Hong Kong, Ireland, Japan and the UK, Northern Trust Global Advisors, Inc., and Northern Trust Bank of Florida N.A. Net income from international operations includes the direct net income contributions of foreign branches, foreign subsidiaries and the Edge Act subsidiary. The Bank and Northern Trust Bank of Florida N.A. international profit contributions reflect direct salary and other expenses of the business units, plus expense allocations for interest, occupancy, overhead and the provision for credit losses. For purposes of this disclosure, all foreign exchange profits have been allocated to international operations. Interest expense is allocated to international operations based on specifically matched or pooled funding. Allocations of indirect noninterest expenses related to international activities are not significant but, when made, are based on various methods such as time, space and number of employees.

The table below summarizes international performance based on the domicile of the primary obligor without regard to guarantors or the location of collateral.

DISTRIBUTION OF TOTAL ASSETS AND OPERATING PERFORMANCE

| (In Millions) | Total Assets | Operating Income* | Income from Continuing Operations before Income Taxes | Net Income |
|---|---|---|---|---|
| **2003** | | | | |
| International | **$10,772.5** | **$ 402.0** | **$163.8** | **$102.2** |
| Domestic | **30,677.7** | **1,688.4** | **467.3** | **302.6** |
| Total | **$41,450.2** | **$2,090.4** | **$631.1** | **$404.8** |
| **2002** | | | | |
| International | $ 9,774.7 | $ 312.5 | $148.5 | $ 92.6 |
| Domestic | 29,703.5 | 1,754.0 | 520.5 | 354.5 |
| Total | $39,478.2 | $2,066.5 | $669.0 | $447.1 |
| **2001** | | | | |
| International | $ 8,253.2 | $ 344.5 | $188.5 | $117.6 |
| Domestic | 31,418.6 | 1,795.3 | 538.9 | 369.9 |
| Total | $39,671.8 | $2,139.8 | $727.4 | $487.5 |

**Operating Income is comprised of net interest income and noninterest income.*

**31. Regulatory Capital Requirements**—Northern Trust and its subsidiary banks are subject to various regulatory capital requirements administered by the federal bank regulatory authorities. Under these requirements, banks must maintain specific ratios of total and tier 1 capital to risk-weighted assets and of tier 1 capital to average quarterly assets in order to be classified as "well capitalized." The regulatory capital requirements impose certain restrictions upon banks that meet minimum capital requirements but are not "well capitalized" and obligate the federal bank regulatory authorities to take "prompt corrective action" with respect to banks that do not maintain such minimum ratios. Such prompt corrective action could have a direct material effect on a bank's financial statements.

As of December 31, 2003, each of Northern's subsidiary banks had capital ratios above the level required for classification as a "well capitalized" institution and had not received any regulatory notification of a lower classification. There are no conditions or events since that date that management believes have adversely affected the capital categorization of any subsidiary bank for these purposes.

The table below summarizes the risk-based capital amounts and ratios for Northern Trust and for each of its subsidiary banks whose net income for 2003 exceeded 10% of the consolidated total.

| | Actual | | Minimum to Qualify as Well Capitalized | |
|---|---|---|---|---|
| ($ In Millions) | Amount | Ratio | Amount | Ratio |
| **As of December 31, 2003** | | | | |
| Total Capital to Risk-Weighted Assets | | | | |
| Consolidated | **$3,892** | **14.0%** | **$2,788** | **10.0%** |
| The Northern Trust Company | **2,719** | **12.4** | **2,198** | **10.0** |
| Northern Trust Bank of Florida N.A. | **403** | **11.4** | **353** | **10.0** |
| Tier 1 Capital to Risk-Weighted Assets | | | | |
| Consolidated | **3,082** | **11.1** | **1,673** | **6.0** |
| The Northern Trust Company | **1,950** | **8.9** | **1,319** | **6.0** |
| Northern Trust Bank of Florida N.A. | **384** | **10.9** | **212** | **6.0** |
| Tier 1 Capital (to Fourth Quarter Average Assets) | | | | |
| Consolidated | **3,082** | **7.6** | **2,040** | **5.0** |
| The Northern Trust Company | **1,950** | **5.9** | **1,662** | **5.0** |
| Northern Trust Bank of Florida N.A. | **384** | **8.3** | **231** | **5.0** |
| **As of December 31, 2002** | | | | |
| Total Capital to Risk-Weighted Assets | | | | |
| Consolidated | $3,837 | 14.1% | $2,715 | 10.0% |
| The Northern Trust Company | 2,754 | 12.7 | 2,167 | 10.0 |
| Northern Trust Bank of Florida N.A. | 368 | 11.0 | 335 | 10.0 |
| Tier 1 Capital to Risk-Weighted Assets | | | | |
| Consolidated | 3,023 | 11.1 | 1,629 | 6.0 |
| The Northern Trust Company | 2,098 | 9.7 | 1,300 | 6.0 |
| Northern Trust Bank of Florida N.A. | 349 | 10.4 | 201 | 6.0 |
| Tier 1 Capital (to Fourth Quarter Average Assets) | | | | |
| Consolidated | 3,023 | 7.8 | 1,948 | 5.0 |
| The Northern Trust Company | 2,098 | 6.6 | 1,594 | 5.0 |
| Northern Trust Bank of Florida N.A. | 349 | 7.7 | 225 | 5.0 |

The bank regulatory authorities of several nations, individually and through the Basel Committee on Banking Supervision (Committee), have proposed for comment and are considering changes to the risk-based capital adequacy framework that could affect the capital guidelines applicable to financial holding companies and banks. In October 2003, the Committee announced its intention to finalize the new Basel Capital Accord (BCA) by no later than mid-year 2004, with implementation of the BCA capital adequacy framework by year-end 2006. The Corporation is monitoring the status and progress of the proposed rules and has over several years been engaged in preparing to qualify for the approaches to calculating minimum regulatory capital under the BCA that U.S. regulators have proposed to adopt.

**32. Northern Trust Corporation (Corporation only)**—Condensed financial information is presented below. Investments in wholly-owned subsidiaries are carried on the equity method of accounting.

**CONDENSED BALANCE SHEET**

| | December 31 | |
|---|---|---|
| (In Millions) | 2003 | 2002 |
| **Assets** | | |
| Cash on Deposit with Subsidiary Bank | **$ .1** | $ .1 |
| Time Deposits with Banks | **296.3** | 225.9 |
| Securities | **84.9** | 87.4 |
| Investments in Wholly-Owned Subsidiaries–Bank | **2,802.6** | 2,788.5 |
| –Nonbank | **171.5** | 154.9 |
| Loans–Nonbank Subsidiaries | **—** | 6.3 |
| –Other | **.2** | .9 |
| Buildings and Equipment | **3.5** | 3.4 |
| Other Assets | **257.6** | 249.2 |
| Total Assets | **$3,616.7** | $3,516.6 |
| **Liabilities** | | |
| Commercial Paper | **$ 142.3** | $ 143.6 |
| Long-Term Debt | **284.5** | 276.1 |
| Other Liabilities | **134.6** | 97.1 |
| Total Liabilities | **561.4** | 516.8 |
| **Stockholders' Equity** | **3,055.3** | 2,999.8 |
| Total Liabilities and Stockholders' Equity | **$3,616.7** | $3,516.6 |

CONDENSED STATEMENT OF INCOME

| | For the Year Ended December 31 | | |
|---|---|---|---|
| (In Millions) | 2003 | 2002 | 2001 |
| **Operating Income** | | | |
| Dividends–Bank Subsidiaries | **$384.5** | $234.5 | $310.0 |
| –Nonbank Subsidiaries | **11.2** | 8.7 | 7.9 |
| Intercompany Interest and Other Charges | **2.7** | 3.3 | 5.8 |
| Interest and Other Income | **1.7** | (13.7) | 5.6 |
| Total Operating Income | **400.1** | 232.8 | 329.3 |
| **Operating Expenses** | | | |
| Interest Expense | **7.0** | 9.5 | 20.3 |
| Other Operating Expenses | **10.7** | 7.1 | 10.6 |
| Total Operating Expenses | **17.7** | 16.6 | 30.9 |
| Income before Income Taxes and Equity in Undistributed Net Income of Subsidiaries | **382.4** | 216.2 | 298.4 |
| Benefit for Income Taxes | **9.5** | 18.4 | 13.1 |
| Income before Equity in Undistributed Net Income of Subsidiaries | **391.9** | 234.6 | 311.5 |
| Equity in Undistributed Net Income of Subsidiaries–Bank | **22.5** | 206.6 | 170.7 |
| –Nonbank | **(9.6)** | 5.9 | 5.3 |
| Net Income | **$404.8** | $447.1 | $487.5 |
| Net Income Applicable to Common Stock | **$404.1** | $444.9 | $483.4 |

**CONDENSED STATEMENT OF CASH FLOWS**

| | For the Year Ended December 31 | | |
|---|---|---|---|
| (In Millions) | 2003 | 2002 | 2001 |
| **Operating Activities:** | | | |
| Net Income | **$ 404.8** | $ 447.1 | $ 487.5 |
| Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities: | | | |
| Equity in Undistributed Net Income of Subsidiaries | **(12.9)** | (212.5) | (176.0) |
| (Increase) Decrease in Accrued Income | **—** | (.1) | .3 |
| Decrease in Prepaid Expenses | **.5** | .6 | .8 |
| Other, net | **22.3** | 33.5 | 46.4 |
| Net Cash Provided by Operating Activities | **414.7** | 268.6 | 359.0 |
| **Investing Activities:** | | | |
| Net Increase in Time Deposits with Banks | **(70.4)** | (32.0) | (68.3) |
| Purchases of Securities | **(4.5)** | (5.9) | (90.3) |
| Sales of Securities | **—** | 8.0 | 49.7 |
| Proceeds from Maturity and Redemption of Securities | **6.2** | — | 59.0 |
| Net Increase in Capital Investments in Subsidiaries | **(25.7)** | (14.6) | (15.6) |
| Net (Increase) Decrease in Loans to Subsidiaries | **6.3** | 6.5 | (3.1) |
| Net Decrease in Other Loans | **.7** | .2 | 1.0 |
| Other, net | **(4.5)** | .5 | (19.1) |
| Net Cash Used in Investing Activities | **(91.9)** | (37.3) | (86.7) |
| **Financing Activities:** | | | |
| Net Increase (Decrease) in Commercial Paper | **(1.3)** | 5.9 | (4.7) |
| Redemption of Preferred Stock | **(120.0)** | — | — |
| Repayment of Long-Term Debt | **—** | — | (25.0) |
| Treasury Stock Purchased | **(109.9)** | (139.4) | (152.8) |
| Cash Dividends Paid on Common Stock | **(149.9)** | (150.5) | (137.9) |
| Cash Dividends Paid on Preferred Stock | **(.8)** | (2.3) | (4.4) |
| Net Proceeds from Stock Options | **25.4** | 19.8 | 19.7 |
| Other, net | **33.7** | 35.2 | 32.8 |
| Net Cash Used in Financing Activities | **(322.8)** | (231.3) | (272.3) |
| Net Change in Cash on Deposit with Subsidiary Bank | **—** | — | — |
| Cash on Deposit with Subsidiary Bank at Beginning of Year | **.1** | .1 | .1 |
| **Cash on Deposit with Subsidiary Bank at End of Year** | **$ .1** | $ .1 | $ .1 |

**TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF NORTHERN TRUST CORPORATION:**
We have audited the accompanying consolidated balance sheets of Northern Trust Corporation (a Delaware corporation) and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northern Trust Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

CHICAGO, ILLINOIS,
JANUARY 21, 2004

**QUARTERLY FINANCIAL DATA (UNAUDITED)**

| **Statement of Income** | 2003 | | | | 2002 | | | |
|---|---|---|---|---|---|---|---|---|
| ($ In Millions Except Per Share Information) | Fourth Quarter | Third Quarter | Second Quarter | First Quarter | Fourth Quarter | Third Quarter | Second Quarter | First Quarter |
| Trust Fees | $ 310.6 | 304.0 | 293.9 | 280.6 | $ 275.8 | 281.4 | 300.3 | 303.5 |
| Other Noninterest Income | 83.5 | 87.4 | 107.2 | 75.0 | 65.9 | 72.5 | 89.1 | 76.2 |
| Net Interest Income | | | | | | | | |
| Interest Income | 256.4 | 254.5 | 270.2 | 274.6 | 304.1 | 308.1 | 311.1 | 315.0 |
| Interest Expense | 120.2 | 120.2 | 133.2 | 133.9 | 152.7 | 158.2 | 159.8 | 165.8 |
| Net Interest Income | 136.2 | 134.3 | 137.0 | 140.7 | 151.4 | 149.9 | 151.3 | 149.2 |
| Provision for Credit Losses | (15.0) | 5.0 | 7.5 | 5.0 | 7.5 | 20.0 | 5.0 | 5.0 |
| Noninterest Expenses | 347.4 | 347.4 | 412.5 | 349.5 | 342.3 | 338.9 | 346.4 | 332.4 |
| Provision for Income Taxes | 67.4 | 58.5 | 36.7 | 45.2 | 46.2 | 47.4 | 63.4 | 64.9 |
| Income from Continuing Operations | 130.5 | 114.8 | 81.4 | 96.6 | 97.1 | 97.5 | 125.9 | 126.6 |
| Income (Loss) from Discontinued Operations | (.8) | (1.0) | (14.8) | (1.9) | (.8) | (1.1) | .9 | 1.0 |
| **Net Income** | $ 129.7 | 113.8 | 66.6 | 94.7 | $ 96.3 | 96.4 | 126.8 | 127.6 |
| Net Income Applicable to Common Stock | $ 129.7 | 113.8 | 66.3 | 94.3 | $ 95.8 | 95.8 | 126.2 | 127.1 |
| **Per Common Share** | | | | | | | | |
| Net Income–Basic | $ .59 | .52 | .30 | .43 | $ .43 | .44 | .57 | .58 |
| –Diluted | .58 | .51 | .30 | .42 | .43 | .43 | .56 | .56 |
| **Average Balance Sheet** | | | | | | | | |
| **Assets** | | | | | | | | |
| Cash and Due from Banks | $ 1,897.9 | 1,773.0 | 1,853.9 | 1,631.0 | $ 1,585.1 | 1,602.1 | 1,774.3 | 1,576.2 |
| Money Market Assets | 9,578.9 | 8,820.3 | 8,597.8 | 8,359.7 | 9,261.8 | 8,272.6 | 8,728.2 | 8,962.4 |
| Securities | 9,381.2 | 8,804.6 | 8,153.7 | 7,390.2 | 8,281.8 | 6,558.6 | 6,636.3 | 7,328.8 |
| Loans and Leases | 17,462.5 | 17,452.8 | 17,546.7 | 17,567.3 | 17,587.5 | 17,589.3 | 17,607.2 | 17,673.8 |
| Reserve for Credit Losses Assigned to Loans | (157.0) | (165.1) | (163.8) | (161.8) | (160.6) | (156.8) | (153.3) | (153.9) |
| Other Assets | 2,915.0 | 2,632.1 | 2,572.8 | 2,675.1 | 2,564.9 | 2,625.6 | 2,493.1 | 2,298.0 |
| Total Assets | $41,078.5 | 39,317.7 | 38,561.1 | 37,461.5 | $39,120.5 | 36,491.4 | 37,085.8 | 37,685.3 |
| **Liabilities and Stockholders' Equity** | | | | | | | | |
| Deposits | | | | | | | | |
| Demand and Other Noninterest-Bearing | $ 4,469.9 | 4,197.3 | 4,046.0 | 4,299.8 | $ 4,520.9 | 4,236.9 | 4,226.3 | 4,390.8 |
| Savings and Other Interest-Bearing | 8,530.8 | 8,508.7 | 8,366.2 | 8,378.0 | 8,156.2 | 8,139.0 | 7,952.4 | 8,193.4 |
| Other Time | 276.9 | 300.5 | 327.6 | 354.7 | 342.2 | 361.4 | 385.7 | 381.6 |
| Foreign Offices | 12,051.9 | 11,340.5 | 11,237.0 | 10,419.5 | 11,567.1 | 10,254.0 | 10,315.7 | 9,959.8 |
| Total Deposits | 25,329.5 | 24,347.0 | 23,976.8 | 23,452.0 | 24,586.4 | 22,991.3 | 22,880.1 | 22,925.6 |
| Purchased Funds | 9,537.9 | 8,870.0 | 8,416.8 | 7,788.9 | 8,642.3 | 7,578.3 | 8,636.2 | 9,349.1 |
| Senior Notes | 275.0 | 450.0 | 450.0 | 450.0 | 450.0 | 450.0 | 450.0 | 450.0 |
| Long-Term Debt | 864.9 | 865.1 | 898.3 | 903.4 | 765.9 | 766.1 | 766.3 | 766.6 |
| Floating Rate Capital Debt | 267.9 | 267.9 | 267.9 | 267.8 | 267.8 | 267.8 | 267.8 | 267.7 |
| Other Liabilities | 1,803.4 | 1,584.7 | 1,572.9 | 1,607.7 | 1,461.8 | 1,539.6 | 1,238.1 | 1,153.0 |
| Stockholders' Equity | 2,999.9 | 2,933.0 | 2,978.4 | 2,991.7 | 2,946.3 | 2,898.3 | 2,847.3 | 2,773.3 |
| Total Liabilities and Stockholders' Equity | $41,078.5 | 39,317.7 | 38,561.1 | 37,461.5 | $39,120.5 | 36,491.4 | 37,085.8 | 37,685.3 |
| **Analysis of Net Interest Income** | | | | | | | | |
| Earning Assets | $36,422.6 | 35,077.7 | 34,298.2 | 33,317.2 | $35,131.1 | 32,420.5 | 32,971.7 | 33,965.0 |
| Interest-Related Funds | 31,003.7 | 29,813.4 | 29,067.8 | 27,815.2 | 29,306.8 | 27,083.9 | 27,819.9 | 28,579.0 |
| Noninterest-Related Funds | 5,418.9 | 5,264.3 | 5,230.4 | 5,502.0 | 5,824.3 | 5,336.6 | 5,151.8 | 5,386.0 |
| Net Interest Income (Taxable equivalent) | 149.6 | 147.4 | 150.1 | 153.5 | 164.3 | 162.1 | 163.2 | 160.9 |
| Net Interest Margin (Taxable equivalent) | 1.63% | 1.67 | 1.76 | 1.87 | 1.85% | 1.98 | 1.99 | 1.92 |
| **Common Stock Dividend and Market Price** | | | | | | | | |
| Dividends | $ .19 | .17 | .17 | .17 | $ .17 | .17 | .17 | .17 |
| Market Price Range–High | 48.75 | 44.68 | 42.28 | 37.70 | 40.99 | 45.90 | 60.05 | 62.67 |
| –Low | 42.29 | 40.68 | 30.22 | 27.64 | 30.41 | 31.58 | 42.33 | 51.70 |

*Note: The common stock of Northern Trust Corporation is traded on the Nasdaq Stock Market under the symbol NTRS.*

**AVERAGE STATEMENT OF CONDITION WITH ANALYSIS OF NET INTEREST INCOME**

| (Interest and Rate on a Taxable Equivalent Basis) | 2003 | | | 2002 | | |
|---|---|---|---|---|---|---|
| ($ In Millions) | Interest | Average Balance | Rate | Interest | Average Balance | Rate |
| **Average Earning Assets** | | | | | | |
| Money Market Assets | | | | | | |
| Federal Funds Sold and Resell Agreements | $ 9.0 | $ 710.3 | 1.27% | $ 12.0 | $ 689.5 | 1.74% |
| Time Deposits with Banks | 162.2 | 8,029.8 | 2.02 | 203.9 | 8,082.5 | 2.52 |
| Other Interest-Bearing | 1.1 | 102.3 | 1.06 | .7 | 33.6 | 2.03 |
| Total Money Market Assets | 172.3 | 8,842.4 | 1.95 | 216.6 | 8,805.6 | 2.46 |
| Securities | | | | | | |
| U.S. Government | 1.7 | 105.1 | 1.64 | 4.2 | 154.4 | 2.71 |
| Obligations of States and Political Subdivisions | 62.7 | 859.3 | 7.31 | 49.8 | 640.0 | 7.78 |
| Federal Agency | 91.7 | 6,794.7 | 1.35 | 114.2 | 5,905.4 | 1.93 |
| Other | 27.6 | 674.1 | 4.09 | 25.5 | 493.1 | 5.17 |
| Trading Account | .2 | 5.7 | 3.87 | .4 | 9.3 | 4.66 |
| Total Securities | 183.9 | 8,438.9 | 2.18 | 194.1 | 7,202.2 | 2.70 |
| Loans and Leases | 751.9 | 17,506.9 | 4.30 | 876.3 | 17,614.2 | 4.97 |
| **Total Earning Assets** | $1,108.1 | 34,788.2 | 3.19% | $1,287.0 | 33,622.0 | 3.83% |
| Reserve for Credit Losses Assigned to Loans | — | (160.6) | — | — | (156.5) | — |
| Cash and Due from Banks | — | 1,789.6 | — | — | 1,634.3 | — |
| Other Assets | — | 2,698.0 | — | — | 2,496.9 | — |
| **Total Assets** | — | $39,115.2 | — | — | $37,596.7 | — |
| **Average Source of Funds** | | | | | | |
| Deposits | | | | | | |
| Savings and Money Market | $ 51.0 | $ 6,791.2 | .75% | $ 70.1 | $ 6,196.6 | 1.13% |
| Savings Certificates | 43.4 | 1,655.3 | 2.62 | 65.5 | 1,913.6 | 3.42 |
| Other Time | 5.5 | 314.7 | 1.74 | 9.4 | 367.6 | 2.55 |
| Foreign Offices Time | 132.3 | 10,458.3 | 1.27 | 171.9 | 9,687.7 | 1.77 |
| Total Deposits | 232.2 | 19,219.5 | 1.21 | 316.9 | 18,165.5 | 1.74 |
| Federal Funds Purchased | 47.9 | 4,510.9 | 1.06 | 68.4 | 4,175.5 | 1.64 |
| Securities Sold under Agreements to Repurchase | 18.0 | 1,711.1 | 1.05 | 20.4 | 1,282.9 | 1.59 |
| Commercial Paper | 1.6 | 142.0 | 1.18 | 2.5 | 140.1 | 1.79 |
| Other Borrowings | 118.3 | 2,294.7 | 5.15 | 138.2 | 2,948.4 | 4.69 |
| Senior Notes | 28.0 | 405.9 | 6.88 | 31.1 | 450.0 | 6.92 |
| Long-Term Debt | 56.5 | 882.8 | 6.40 | 52.2 | 766.2 | 6.82 |
| Floating Rate Capital Debt | 5.0 | 267.9 | 1.88 | 6.8 | 267.8 | 2.53 |
| **Total Interest-Related Funds** | 507.5 | 29,434.8 | 1.72 | 636.5 | 28,196.4 | 2.26 |
| Interest Rate Spread | — | — | 1.47 | — | — | 1.57 |
| Noninterest-Bearing Deposits | — | 5,062.2 | — | — | 5,183.9 | — |
| Other Liabilities | — | 1,642.5 | — | — | 1,349.6 | — |
| Stockholders' Equity | — | 2,975.7 | — | — | 2,866.8 | — |
| **Total Liabilities and Stockholders' Equity** | — | $39,115.2 | — | — | $37,596.7 | — |
| **Net Interest Income/Margin (FTE Adjusted)** | $ 600.6 | — | 1.73% | $ 650.5 | — | 1.93% |
| **Net Interest Income/Margin (Unadjusted)** | $ 548.2 | — | 1.58% | $ 601.8 | — | 1.79% |
| **Net Interest Income/Margin Components** | | | | | | |
| Domestic | $ 517.5 | $26,219.2 | 1.97% | $ 571.5 | $25,016.5 | 2.28% |
| International | 83.1 | 8,569.0 | .97 | 79.0 | 8,605.5 | .92 |
| Consolidated | $ 600.6 | $34,788.2 | 1.73% | $ 650.5 | $33,622.0 | 1.93% |

*Notes–Average balance includes nonaccrual loans.*

*–Total interest income includes adjustments on loans and securities to a taxable equivalent basis. Such adjustments are based on the U.S. federal income tax rate (35%) and State of Illinois income tax rate (7.30% for 2003 and 7.18% for other years). Lease financing receivable balances are reduced by deferred income. Total taxable equivalent interest adjustments amounted to $52.4 million in 2003, $48.7 million in 2002, $52.6 million in 2001, $53.3 million in 2000, and $38.6 million in 1999.*

# Consolidated Financial Statistics

| 2001 | | | 2000 | | | 1999 | | |
|---|---|---|---|---|---|---|---|---|
| Interest | Average Balance | Rate | Interest | Average Balance | Rate | Interest | Average Balance | Rate |
| $ 29.5 | $ 800.9 | 3.68% | $ 40.4 | $ 642.5 | 6.29% | $ 55.8 | $ 1,095.7 | 5.09% |
| 194.3 | 4,832.0 | 4.02 | 206.0 | 3,822.8 | 5.39 | 164.3 | 3,562.0 | 4.61 |
| 1.0 | 24.7 | 4.36 | 3.3 | 47.8 | 6.72 | 4.0 | 79.6 | 5.14 |
| 224.8 | 5,657.6 | 3.97 | 249.7 | 4,513.1 | 5.53 | 224.1 | 4,737.3 | 4.73 |
| 10.3 | 186.1 | 5.52 | 14.6 | 237.7 | 6.13 | 15.5 | 285.3 | 5.43 |
| 39.8 | 495.1 | 8.04 | 38.7 | 475.9 | 8.14 | 40.5 | 497.4 | 8.15 |
| 339.2 | 7,434.2 | 4.56 | 567.6 | 8,551.9 | 6.64 | 363.6 | 6,838.5 | 5.32 |
| 27.5 | 404.7 | 6.80 | 31.4 | 409.4 | 7.68 | 21.7 | 322.7 | 6.72 |
| .7 | 13.6 | 5.45 | .9 | 12.1 | 7.35 | .8 | 12.5 | 6.58 |
| 417.5 | 8,533.7 | 4.89 | 653.2 | 9,687.0 | 6.74 | 442.1 | 7,956.4 | 5.56 |
| 1,091.7 | 17,850.5 | 6.12 | 1,161.4 | 16,548.6 | 7.02 | 940.8 | 14,547.8 | 6.47 |
| $1,734.0 | 32,041.8 | 5.41% | $2,064.3 | 30,748.7 | 6.71% | $1,607.0 | 27,241.5 | 5.90% |
| — | (153.3) | — | — | (143.4) | — | — | (132.8) | — |
| — | 1,536.2 | — | — | 1,421.3 | — | — | 1,368.0 | — |
| — | 2,208.0 | — | — | 2,030.5 | — | — | 1,715.9 | — |
| — | $35,632.7 | — | — | $34,057.1 | — | — | $30,192.6 | — |
| $ 163.4 | $ 5,753.6 | 2.84% | $ 206.8 | $ 5,203.9 | 3.97% | $ 155.6 | $ 4,845.3 | 3.21% |
| 114.2 | 2,203.7 | 5.18 | 133.0 | 2,263.3 | 5.88 | 117.3 | 2,191.0 | 5.35 |
| 55.0 | 1,110.0 | 4.96 | 59.1 | 964.6 | 6.13 | 32.7 | 650.5 | 5.03 |
| 313.3 | 8,649.2 | 3.62 | 431.4 | 8,064.5 | 5.35 | 286.3 | 6,592.1 | 4.34 |
| 645.9 | 17,716.5 | 3.65 | 830.3 | 16,496.3 | 5.03 | 591.9 | 14,278.9 | 4.15 |
| 109.8 | 2,839.0 | 3.87 | 167.8 | 2,644.7 | 6.34 | 161.0 | 3,226.1 | 4.99 |
| 58.0 | 1,474.1 | 3.93 | 91.8 | 1,476.4 | 6.22 | 95.8 | 1,954.5 | 4.90 |
| 5.6 | 137.5 | 4.05 | 8.8 | 138.3 | 6.40 | 7.3 | 141.0 | 5.15 |
| 168.2 | 3,254.6 | 5.17 | 245.2 | 3,890.0 | 6.30 | 109.2 | 2,177.3 | 5.02 |
| 33.4 | 485.5 | 6.88 | 34.4 | 503.0 | 6.82 | 30.6 | 579.5 | 5.28 |
| 51.4 | 749.7 | 6.86 | 44.8 | 639.9 | 7.01 | 37.9 | 545.3 | 6.96 |
| 13.5 | 267.7 | 5.03 | 19.4 | 267.6 | 7.25 | 16.1 | 267.5 | 6.02 |
| 1,085.8 | 26,924.6 | 4.03 | 1,442.5 | 26,056.2 | 5.54 | 1,049.8 | 23,170.1 | 4.53 |
| — | — | 1.38 | — | — | 1.17 | — | — | 1.37 |
| — | 4,893.4 | — | — | 4,550.6 | — | — | 4,086.0 | — |
| — | 1,194.5 | — | — | 1,160.6 | — | — | 880.8 | — |
| — | 2,620.2 | — | — | 2,289.7 | — | — | 2,055.7 | — |
| — | $35,632.7 | — | — | $34,057.1 | — | — | $30,192.6 | — |
| $ 648.2 | — | 2.02% | $ 621.8 | — | 2.02% | $ 557.2 | — | 2.05% |
| $ 595.6 | — | 1.86% | $ 568.5 | — | 1.85% | $ 518.6 | — | 1.90% |
| $ 602.6 | $26,363.8 | 2.29% | $ 605.9 | $26,143.9 | 2.32% | $ 545.5 | $23,131.3 | 2.36% |
| 45.6 | 5,678.0 | .80 | 15.9 | 4,604.8 | .35 | 11.7 | 4,110.2 | .30 |
| $ 648.2 | $32,041.8 | 2.02% | $ 621.8 | $30,748.7 | 2.02% | $ 557.2 | $27,241.5 | 2.05% |

# Senior Officers

**Northern Trust Corporation and The Northern Trust Company**

***Management Committee***

William A. Osborn
Chairman of the Board,
Chief Executive Officer and President

Steven L. Fradkin
Executive Vice President and
Chief Financial Officer

Timothy P. Moen
Executive Vice President
Human Resources

William L. Morrison
President
Personal Financial Services

Perry R. Pero
Vice Chairman and
Head of Corporate Risk Management

Timothy J. Theriault
President
Worldwide Operations and Technology

Terence J. Toth
President
Northern Trust Global Investments

Frederick H. Waddell
President
Corporate and Institutional Services

Kelly R. Welsh
Executive Vice President and
General Counsel

Alison A. Winter
President
Personal Financial Services—Northeast

***Heads of the Corporation's Subsidiary Banks and State Offices***

Douglas P. Regan
Northern Trust of Florida Corporation

David A. Highmark
Northern Trust—PFS Southwest

David A. Highmark
Northern Trust Bank, N.A.—
Arizona

Tony Bolazina
Northern Trust Bank, N.A.—
Colorado

Sherry S. Barrat
Northern Trust—PFS West

Sherry S. Barrat
Northern Trust of California
Corporation

Patrick J. Everett
Northern Trust Bank, FSB—Nevada

Dennis B. Mitchell
Northern Trust Bank, FSB—
Washington

Alison A. Winter
Northern Trust—PFS Northeast

John J. (Jeff) Kauffman
Northern Trust Bank, FSB—
Greater New York and Connecticut

John V.N. McClure
Northern Trust—PFS Midwest

David C. Blowers
Northern Trust—Illinois

Buell C. Cole
Northern Trust Bank, FSB—Michigan

John D. Fumagalli
Northern Trust Bank, FSB—Missouri

Gordon A. Anhold
Northern Trust Bank, FSB—Ohio

James M. Rauh
Northern Trust Bank, FSB—Wisconsin

Martin J. Weiland
Northern Trust of Texas Corporation

Robert Meier
Northern Trust Bank, FSB—Georgia

**Northern Trust Corporation**
***Other Senior Officers***

Orie L. Dudley, Jr.
Executive Vice President and
Chief Investment Officer

John P. Grube
Executive Vice President
Credit Policy

Harry W. Short
Executive Vice President and Controller

Patricia K. Bartler
Senior Vice President and
Chief Compliance Officer

Jeffrey D. Cohodes
Senior Vice President
Strategic Planning

William R. Dodds, Jr.
Senior Vice President and Treasurer

Rose A. Ellis
Corporate Secretary and
Assistant General Counsel

Beverly J. Fleming
Senior Vice President and
Director, Investor Relations

Dan E. Phelps
Senior Vice President and
General Auditor

Catherine J. Treiber
Vice President and
Assistant Corporate Treasurer

**The Northern Trust Company**
***Other Executive Vice Presidents***

Gregg D. Behrens
John V.N. McClure
Patrick J. McDougal
Teresa A. Parker
Stephen N. Potter
Joyce St. Clair
Jana R. Schreuder
Lee S. Selander
Jean E. Sheridan
Lloyd A. Wennlund

# Board of Directors

William A. Osborn
Chairman of the Board, Chief Executive Officer
and President
Northern Trust Corporation and
The Northern Trust Company (4)

Duane L. Burnham
Retired Chairman and Chief Executive Officer
Abbott Laboratories
Global diversified health care products
and services company (1, 2, 3)

Dolores E. Cross
Visiting Scholar
Professor of Education
DePaul University
Educational institution (3, 5, 6)

Susan Crown
Vice President
Henry Crown and Company
Company with diversified manufacturing operations,
real estate and securities (1, 2)

Robert S. Hamada
Edward Eagle Brown Distinguished Service
Professor of Finance Emeritus
Graduate School of Business, University of Chicago
Educational institution (1, 6)

Robert A. Helman
Partner
Mayer, Brown, Rowe & Maw
Law firm (3, 5, 6)

Arthur L. Kelly
Managing Partner
KEL Enterprises L.P.
Holding and investment partnership (1, 2, 4, 6)

Frederick A. Krehbiel
Co-Chairman
Molex Incorporated
Manufacturer of electrical/electronic
interconnecting products and systems (3, 5, 6)

Robert C. McCormack
Chairman and Managing Director
Trident Capital, Inc.
Venture capital firm (5, 6)

Edward J. Mooney
Retired Délégué Général—North America
Suez Lyonnaise des Eaux
Worldwide provider of energy, water, waste
and communications services;
Retired Chairman and Chief Executive Officer
Nalco Chemical Company
Manufacturer of specialized service chemicals (1, 2, 4)

John W. Rowe
Chairman and Chief Executive Officer
Exelon Corporation
Producer and wholesale marketer of energy (1, 5)

Harold B. Smith
Chairman of the Executive Committee
Illinois Tool Works Inc.
Manufacturer and marketer of engineered components
and industrial systems and consumables (2, 3, 4, 5)

William D. Smithburg
Retired Chairman, President and Chief Executive Officer
The Quaker Oats Company
Worldwide manufacturer and marketer of
beverages and grain-based products (2, 3, 4)

**Board Committees**
1. Audit Committee
2. Compensation and Benefits Committee
3. Corporate Governance Committee
4. Executive Committee
5. Business Risk Committee
6. Business Strategy Committee

**NORTHERN TRUST CORPORATION**
50 South La Salle Street, Chicago, Illinois 60675
312-630-6000

*Principal Subsidiary*

**The Northern Trust Company**
50 South La Salle Street, Chicago, Illinois 60675
120 East Oak Street, Chicago, Illinois 60611
201 East Huron Street, Chicago, Illinois 60611
2814 West Fullerton Avenue, Chicago, Illinois 60647
7801 South State Street, Chicago, Illinois 60619
770 W. Northwest Highway, Barrington, Illinois 60010
2550 Waukegan Road, Glenview, Illinois 60025
1700 Green Bay Road, Highland Park, Illinois 60035
4 North Washington Street, Hinsdale, Illinois 60521
120 East Scranton Avenue, Lake Bluff, Illinois 60044
265 East Deerpath Road, Lake Forest, Illinois 60045
959 South Waukegan Road, Lake Forest, Illinois 60045
400 East Diehl Road, Naperville, Illinois 60563
One Oakbrook Terrace, Oakbrook Terrace, Illinois 60181
250 S. Northwest Highway, Park Ridge, Illinois 60068
1501 Woodfield Road, Schaumburg, Illinois 60173
62 Green Bay Road, Winnetka, Illinois 60093
101 W. Ohio Street, Suite 2000, Indianapolis, Indiana 46204

**London Branch**
50 Bank Street, Canary Wharf
London E145NT, United Kingdom

**Cayman Islands Branch**
P.O. Box 501, Georgetown, Grand Cayman Islands
British West Indies

**Singapore Branch**
80 Raffles Place 46th Floor, UOB Plaza 1, Singapore 048624

*Subsidiaries of The Northern Trust Company*

**The Northern Trust International Banking Corporation**
40 Broad Street, 10th Floor, New York, New York 10004

**The Northern Trust Company of Hong Kong Limited**
Suite 703-4 One Pacific Place, 88 Queensway, Hong Kong

**Northern Trust Trade Services Limited**
7/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

**Northern Trust Fund Managers (Ireland) Limited**
George's Quay House, 43 Townsend Street, Dublin 2, Ireland

**Northern Trust Global Investments (Europe) Limited**
6 Devonshire Square, London, EC2A 4YE, United Kingdom

**Northern Trust (Ireland) Limited**
**Northern Trust Investor Services (Ireland) Limited**
**Northern Trust Custodial Services (Ireland) Limited**
**Northern Trust Fund Services (Ireland) Limited**
George's Quay House, 43 Townsend Street
Dublin 2, Ireland

**Northern Trust Management Services Limited**
50 Bank Street, Canary Wharf, London E145NT

**Northern Trust Investments, N.A.**
50 South La Salle Street, Chicago, Illinois 60675

**Norlease, Inc.**
50 South La Salle Street, Chicago, Illinois 60675

**The Northern Trust Company, Canada**
161 Bay Street, Suite 4540, B.C.E. Place
Toronto, Ontario, Canada M5J 2S1

**NTG Services LLC**
50 Bank Street, Canary Wharf, London E145NT

**NT Mortgage Holdings LLC**
50 South La Salle Street, Chicago, Illinois 60675

**Northern Trust Holdings Limited**
50 Bank Street, Canary Wharf, London E145NT

**Northern Trust Global Services Limited**
50 Bank Street, Canary Wharf, London E145NT

*Other Subsidiaries of the Corporation*

**Northern Trust Bank of Florida N.A.**
700 Brickell Avenue, Miami, Florida 33131
8600 NW 17th Street, Suite 120, Miami, Florida 33126
595 Biltmore Way, Coral Gables, Florida 33134
328 Crandon Boulevard, Suite 101,
Key Biscayne, Florida 33149
18909 NE 29th Avenue, Aventura, Florida 33180
1100 East Las Olas Boulevard, Fort Lauderdale, Florida 33301
2601 East Oakland Park Boulevard,
Fort Lauderdale, Florida 33306
2300 Weston Road, Weston, Florida 33326
3100 N. Military Trail, Boca Raton, Florida 33431
770 East Atlantic Avenue, Delray Beach, Florida 33483
440 Royal Palm Way, Palm Beach, Florida 33480
11301 U.S. Highway 1, Suite 100,
North Palm Beach, Florida 33408
2201 S.E. Kingswood Terrace, Monterey Commons,
Stuart, Florida 34996
755 Beachland Boulevard, Vero Beach, Florida 32963
4001 Tamiami Trail North, Naples, Florida 34103
375 Fifth Avenue South, Naples, Florida 34102
26790 South Tamiami Trail, Bonita Springs, Florida 34134
8060 College Parkway S.W., Fort Myers, Florida 33919
1515 Ringling Boulevard, Sarasota, Florida 34236
901 Venetia Bay Boulevard, Suite 100, Venice, Florida 34292
540 Bay Isles Road, Longboat Key, Florida 34228
6320 Venture Drive, Suite 100, Bradenton, Florida 34202
525 Indian Rocks Road, Belleair Bluffs, Florida 33770
100 Second Avenue South, St. Petersburg, Florida 33701
425 North Florida Avenue, Tampa, Florida 33602

**Northern Trust Cayman International, Ltd.**
P.O. Box 1586, Georgetown, Grand Cayman
Cayman Islands, British West Indies

**Northern Trust Bank, N.A.**
2398 East Camelback Road, Phoenix, Arizona 85016
7600 E. Doubletree Ranch Road, Scottsdale, Arizona 85258
7501 East Thompson Peak Parkway, Scottsdale, Arizona 85255
8525 East Pinnacle Peak Road, Scottsdale, Arizona 85255
10015 West Royal Oak Road, Sun City, Arizona 85351
19432 R. H. Johnson Boulevard, Sun City West, Arizona 85375
1525 South Greenfield Road, Mesa, Arizona 85206
908 South Power Road, Mesa, Arizona 85206
23714 South Alma School Road, Sun Lakes, Arizona 85248
6444 East Tanque Verde Road, Tucson, Arizona 85715
3450 East Sunrise Drive, Tucson, Arizona 85718
16 Market Square, 1573 Market Street, Denver, Colorado 80202

**Northern Trust Bank of California N.A.**
355 South Grand Avenue, Suite 2600,
Los Angeles, California 90071
10877 Wilshire Boulevard (Westwood),
Los Angeles, California 90024
16 Corporate Plaza, Newport Beach, California 92660
4370 La Jolla Village Drive, Suite 1000,
San Diego, California 92122
1125 Wall Street, La Jolla, California 92037
206 East Anapamu Street, Santa Barbara, California 93101
1485 East Valley Road, (Montecito),
Santa Barbara, California 93108
69-710 Highway 111, Rancho Mirage, California 92270
580 California Street, Suite 1800, San Francisco, California 94104
575 Redwood Highway, Mill Valley, California 94941
270 Third Street, Los Altos, California 94022

**Northern Trust Bank of Texas N.A.**
2020 Ross Avenue, Dallas, Texas 75201
5540 Preston Road, Dallas, Texas 75205
16475 Dallas Parkway, Addison, Texas 75001
2701 Kirby Drive, Houston, Texas 77098
600 Bering Drive, Houston, Texas 77057
10000 Memorial Drive, Houston, Texas 77024
98 San Jacinto Boulevard, Suite 350, Austin, Texas 78701

**Northern Trust Bank, FSB**

**Connecticut**
300 Atlantic Street, Suite 400, Stamford, Connecticut 06901

**Georgia**
3350 Riverwood Parkway, Atlanta, Georgia 30339

**Massachusetts**
60 State Street, Suite 700, Boston, Massachusetts 02109

**Michigan**
10 West Long Lake Road, Bloomfield Hills, Michigan 48304
161 Ottawa Avenue, Northwest
Grand Rapids, Michigan 49503
120 Kercheval, Grosse Pointe Farms, Michigan 48236

**Missouri**
190 Carondelet Plaza, St. Louis, Missouri 63105

**Nevada**
1995 Village Center Circle, Las Vegas, Nevada 89134

**New York**
65 E. 55th Street, 24th Floor, New York, New York 10022

**Ohio**
127 Public Square, Suite 5150, Cleveland, Ohio 44114

**Washington**
1414 Fourth Avenue, Seattle, Washington 98101

**Wisconsin**
526 East Wisconsin Avenue, Milwaukee, Wisconsin 53202

**Northern Trust Global Advisors, Inc.**
300 Atlantic Street, Suite 400, Stamford, Connecticut 06901

**The Northern Trust Company of Connecticut**
300 Atlantic Street, Suite 400, Stamford, Connecticut 06901

**NT Global Advisors, Inc.**
161 Bay Street, Suite 4540, B.C.E. Place
Toronto, Ontario, Canada M5J 2S1

**Northern Trust Global Advisors, Limited**
50 Bank Street, Canary Wharf, London E145NT
United Kingdom

**The Northern Trust Company of New York**
40 Broad Street, New York, New York 10004

**Northern Trust Securities, Inc.**
50 South La Salle Street, Chicago, Illinois 60675

**Northern Trust Global Investments Japan, K.K.**
Izumi Garden Tower, 1-6-1 Roppongi, Minato-ku, Tokyo, Japan

# Corporate Information

**Annual Meeting**
The annual meeting of stockholders will be held on Tuesday, April 20, 2004, at 10:30 a.m. (Central Daylight Time) at 50 South La Salle Street, Chicago, Illinois.

**Stock Listing**
The common stock of Northern Trust Corporation is traded on the Nasdaq Stock Market under the symbol NTRS.

**Stock Transfer Agent, Registrar and Dividend Disbursing Agent**
Wells Fargo Bank, N.A.
P.O. Box 64854
St. Paul, Minnesota 55164-0854
Phone: 1-800-468-9716
E-mail: stocktransfer@wellsfargo.com

**Available Information**
The Corporation's Internet address is www.northerntrust.com. Through our Web site, we make available free of charge our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act (15 U.S.C. 78m(a) or 78o(d)) as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission. Information contained on the Web site is not part of this Annual Report.

**10-K Report**
Copies of the Corporation's 2003 10-K Report filed with the Securities and Exchange Commission will be available by the end of March 2004 and will be mailed to stockholders and other interested persons upon written request to:

Rose A. Ellis
Corporate Secretary
Northern Trust Corporation
50 South La Salle Street
Chicago, Illinois 60675

**Quarterly Earnings Releases**
Copies of the Corporation's quarterly earnings releases may be obtained by accessing Northern Trust's Web site at www.northerntrust.com or by calling the Corporate Communications department at (312) 444-4272.

**Investor Relations**
Please direct Investor Relations inquiries to Beverly J. Fleming, Director of Investor Relations, at (312) 444-7811 or ir@northerntrust.com.

**www.northerntrust.com**
Information about the Corporation, including financial performance and products and services, is available on Northern Trust's Web site at www.northerntrust.com.

**NTGI**
Northern Trust Corporation uses the name Northern Trust Global Investments to identify the investment management business, including portfolio management, research and trading, carried on by several of its affiliates, including The Northern Trust Company, Northern Trust Global Advisors and Northern Trust Investments.

NORTHERN TRUST CORPORATION

50 SOUTH LASALLE STREET · CHICAGO, ILLINOIS 60675